2003

PARAGON
TECHNOLOGIES

PARAGON
TECHNOLOGIES

ANNUAL REPORT
December 31, 2003

PARAGON
TECHNOLOGIES

WE BUILD PRODUCTIVITY

Paragon Technologies, Inc. is one company, with a wide range of capabilities to meet the material handling needs of an increasingly diverse and demanding marketplace. Paragon is an unparalleled resource for specialized material handling solutions that are delivered to the marketplace through two primary brands — Ermanco and SI Systems. Our strategy is to leverage each brand to enhance and further strengthen the other, as well as the whole.

Ermanco — sortation, accumulation, and innovation. No name in the industry means more in the areas of accumulation and sortation technologies. Ermanco has a strong reputation for efficient, high-performance material handling components and creating new technologies that have quickly become industry standards. The NBS family of sorters has provided customers with exceptional, cost-effective, high-speed systems, that positions the company to make even greater inroads in other areas of manufacturing and distribution processes, such as accumulation and induction to further enhance integration and throughput.

SI Systems — new excitement in our technologies and our potential. Reputations in material handling are earned through long-term performance. Few companies have a better track record than SI Systems. Its LO-TOW®, CARTRAC®, and DISPEN-SI-MATIC™ technologies are relied upon in industries throughout the world. Now, SI Systems is adding new excitement to those technologies, with software products, ergonomic improvements, and control system solutions that further enhance productivity. We're also extending the reach of SI Systems' productivity to a broader marketplace by selling SI Systems' capabilities through our existing Paragon Technologies distributor network.

PARAGON TECHNOLOGIES

FINANCIAL HIGHLIGHTS

BASIC - EPS



$1
$0
-$1
-$0.72
$0.83
-$0.01
$0.16
$0.89
1999
10 Months
2000
2001
2002
2003

EBITDA



(Dollars in Millions)
$10
$5
$0
-$5
-$3.12
$8.51
$2.15
$2.64
$7.36
1999
10 Months
2000
2001
2002
2003

NET SALES



(Dollars in Millions)
$70
$60
$50
$40
$30
$20
$10
$0
$41
$64
$51
$38
$37
1999
10 Months
2000
2001
2002
2003

(Dollars in thousands, except share and per share data)		Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02	Fiscal Year Ended 12/31/01	Fiscal Year Ended 12/31/00	10 Months Ended 12/31/99
Statement of Operations:						
Net sales	$	37,295	38,224	50,752	64,306	41,108
Operating income (loss)	$	(124)	1,216	(198)	6,176	(4,074)
Operating margin		-.3%	3.2%	-.4%	9.6%	-9.9%
Earnings (loss) before income taxes	$	6,209	930	(319)	5,713	(4,174)
Interest expense	$	676	1,046	1,298	1,633	444
EBIT	$	6,885	1,976	979	7,346	(3,730)
Depreciation expense	$	472	661	706	648	369
Amortization expense (excluding write-off of intangible assets)	$	-	-	468	514	242
EBITDA	$	7,357	2,637	2,153	8,508	(3,119)
Net earnings (loss)	$	3,785	663	(62)	3,480	(2,780)
Basic earnings (loss) per share	$	.89	.16	(.01)	.83	(.72)
Diluted earnings (loss) per share	$	.87	.15	(.01)	.82	(.73)
Balance Sheet:						
Current assets	$	14,691	15,444	19,200	22,850	21,686
Current liabilities	$	9,646	9,472	13,388	15,193	16,311
Working capital	$	5,045	5,972	5,812	7,657	5,375
Current ratio	$	1.52	1.63	1.43	1.50	1.33
Total assets	$	33,774	36,703	41,343	45,917	45,406
Total long-term debt	$	-	7,263	9,900	12,780	15,451
Total stockholders' equity	$	21,969	17,829	16,881	16,980	13,425
Total capitalization	$	21,969	25,092	26,781	29,760	28,876
Average return on equity		19.0%	3.8%	-.4%	22.9%	-21.7%
Average return on investment		16.1%	2.6%	-.2%	11.9%	-13.5%
Other Information:						
Book value per share	$	5.14	4.19	4.00	4.05	3.21
Cash flow from operations per basic weighted average share outstanding	$	.08	.84	.22	1.21	2.18
Cash dividends per share	$	-	-	-	-	.10
Shares of common stock outstanding		4,277,595	4,256,098	4,221,635	4,194,869	4,184,878
Basic - weighted average shares outstanding		4,269,274	4,231,878	4,210,819	4,189,874	3,835,718
Diluted - weighted average shares outstanding		4,364,712	4,300,193	4,210,819	4,207,644	3,852,211
Backlog of orders	$	10,525	6,924	13,342	22,913	23,685

INSIDE PARAGON — 2003

A good year . . . and a great future!

The year 2003 saw the achievement of significant milestones at Paragon Technologies.

It was a year of major strengthening of the Company's balance sheet with the elimination of all senior and subordinated debt, a 23% improvement in book value per share, and a 19% average return on equity.

The sale of the Company's Easton, Pennsylvania facility and the SI/BAKER joint venture were in line with the Company's strategic direction of reducing debt, fixed cost reduction, and focus on increasing market opportunities.

Addressing the marketplace, the Company's sales organization was recently reorganized into business units, which focus Corporate technology talent to the diverse markets that we serve. The Order Fulfillment unit is staffed to service strong market niches; namely, health and beauty aids, entertainment, wholesale drug distributors, chain drug stores, and the food and beverage industry, all of which seek productivity improvements to multifaceted logistic operations. The coordinated SI Systems and Ermanco operations have extensive experience with a customer base of 1,400 in this arena.

The Production and Assembly Systems sales force focuses on many markets, including automotive, appliance, newspaper roll handling, recreational vehicles, and governmental operations, such as the Department of Defense and the United States Postal Service.

SI Systems' development efforts included completion of new software, which greatly optimizes distribution center operations on a real-time basis. The Ermanco Product Development Program consists of enhancements to NBS® sorters, expansion of the range of NBA-23™ narrow belt accumulation conveyors, and the new Pick Zone Module, a unique conveyor subsystem designed for maximum efficiency and value to transfer products through packing stations at high throughput rates. Evolutionary development on LO-TOW® products has opened new markets for this well-established product.

With the Company's strong balance sheet, streamlined operation, and large diverse customer base, it is a near certainty that we will share in the improving economic climate for capital goods in the upcoming year.

Sincerely,

Theodore W Myers

Theodore W. Myers
Chairman of the Board

Leonard S. Yurkovic
President and CEO

INSIDE PARAGON — 2003

A good year . . . and a great future!

In a year when most companies continued to face challenging business conditions (particularly those supplying products and services requiring large capital investments), Paragon Technologies managed to demonstrate resilient sales performance and take positive steps to position itself for an even brighter future for its Ermanco and SI Systems brands.

Among the key changes was the appointment of a new leader at the top. In October, Leonard S. Yurkovic ("Len") was named President and Chief Executive Officer of Paragon Technologies. Len Yurkovic has held several executive-level positions with the Company dating back to 1979. He returned to the Company's Board of Directors in 2002 after retiring as Chief Executive Officer and a member of the Board in 1999.

Len Yurkovic replaces William R. Johnson ("Bill"), who resigned his positions as President and Chief Executive Officer and a member of Paragon's Board of Directors to pursue other opportunities. All of us would like to join in thanking Bill for his service and leadership in establishing a strong foundation for Paragon's success, and wish him well for the future.

The Company furthered its goal of increasing shareholder value with several actions early in the year. Among them was the sale of the Company's Easton, Pennsylvania facility for approximately $2.9 million in February 2003.



Another action involved Paragon Technologies' SI/BAKER joint venture. In September 2003, the Company announced the sale of its 50% ownership interest in the SI/BAKER joint venture for $5.6 million. This allowed Paragon to retire all senior and subordinated debt with the proceeds, strengthening its financial position, and allowing it to focus on its SI Systems and Ermanco brands.

ERMANCO showed not only strength, but also diversity in its sales results over the past year. Its material handling expertise made it a prime choice for customers in a variety of industries, spanning many different applications.

In the area of work-in-progress and just-in-time assembly systems, Ermanco was awarded high-value contracts for systems to handle wheel and tire subassemblies for automotive and RV manufacturers, and other systems to be used for products as diverse as plumbing parts and computers.

Ermanco was also awarded numerous contracts for distribution and order fulfillment systems. Customers included a large chain of women's apparel stores, a safety products distributor, and companies involved in the retailing of cosmetics and entertainment products.

Many of these contracts were directly attributable to the new technologies introduced by Ermanco in recent years. A large commercial mail facility, for example, will handle trays of mail, including sorting and shipping, with CRUZcontrol™ — Ermanco's newest accumulation logic package.



A major perfume and cosmetics company awarded Ermanco a contract calling for the installation of several of the newest technologies, including CRUZcontrol™, NBA-23™ Narrow Belt Accumulation Conveyors, NBS 30® Narrow Belt Sorters, and specialized pick zone modules.

INSIDE PARAGON — 2003

A good year . . . and a great future!

Multiple new contracts came from retailers and distributors in the entertainment industry. These customers were won over by the new NBS 90-SP® Narrow Belt Sorter for its ability to deftly handle CDs, DVDs, VHS tapes, and more. At least one such customer will utilize the technology for these products as they are returned to the distribution facility. This represents great potential for Ermanco in the future as more companies in the mail-order and E-commerce industries seek to incorporate automation and efficiency into the process of handling returns.



Ermanco's new technologies establish a foundation for continued growth, as evidenced by their strong early acceptance in the marketplace. More than 130 NBS® sorters have been installed and are operating satisfactorily in a time span of three years. Since its introduction in 2003, the NBA™ Narrow Belt Accumulation Conveyors have been installed at 30 locations, and the new CRUZcontrol™ package is already in place in over 50 applications. Clearly, Ermanco's expertise begins with developing the products that customers want the most. That bodes very well for the future, indeed.

SI SYSTEMS®

Paragon Technologies' **SI SYSTEMS** brand also managed to "hang tough" in a challenging year. SI Systems saw consistent demand for many of its most accepted and widely preferred technologies.

A major automaker contracted for a CARTRAC® system for use in manufacturing a new body style for its vehicle line.

Several important contracts were awarded to SI Systems for its state-of-the-art DISPEN-SI-MATIC™ hardware and software technologies. Customers included an order fulfillment concern in the health care industry, and a fully automated order selection system for the electronic entertainment industry.



SI Systems won a major contract worth approximately $1.3 million for a state-of-the-art automated order fulfillment system for a major cosmetics manufacturer. That victory is all the sweeter as the system also incorporates Ermanco conveyors.

SI Systems' order fulfillment expertise was also critical in obtaining another contract to provide software designed to improve the performance of the customer's distribution and order fulfillment operations.

SI Systems intends to step up its marketing efforts in key category segments, especially those for whom specialized SI Systems technologies are uniquely appropriate and promising.

Based on the track records of our Ermanco and SI Systems brands, we are optimistic about what the future holds as U.S. economic conditions improve.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2003	Commission file number: 1-15729

PARAGON TECHNOLOGIES, INC.
(Exact Name Of Registrant As Specified In Its Charter)

Delaware *(State Or Other Jurisdiction of Incorporation)*	22-1643428 *(I.R.S. Employer Identification No.)*
600 Kuebler Road, Easton, Pennsylvania (Address Of Principal Executive Offices)	18040 (Zip Code)

Registrant's Telephone Number, Including Area Code: 610-252-3205

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common Stock, Par Value $1.00 Per Share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of common stock held by non-affiliates (based on the closing price on The American Stock Exchange) on June 30, 2003 was approximately $20.8 million. For purposes of determining this amount only, Registrant has defined affiliates as including (a) the executive officers named in Part III of this 10-K report, (b) all directors of Registrant, and (c) each stockholder that has informed Registrant by June 30, 2003 that it is the beneficial owner of 10% or more of the outstanding common stock of Registrant.

The number of shares outstanding of the Registrant's Common Stock, as of March 10, 2004 was 4,277,595.

DOCUMENTS INCORPORATED BY REFERENCE None.

TABLE OF CONTENTS

PART I

Item 1. Business

Company Overview

Paragon Technologies, Inc. ("the Company") provides a variety of material handling solutions, including systems, technologies, products, and services for material flow applications. The Company has gone to market with a multiple brand, multiple channel strategy under the SI Systems and Ermanco brands. The Company's capabilities include horizontal transportation, rapid dispensing, order fulfillment, computer software, sortation, integrating conveyors and conveyor systems, and aftermarket services.

The Company was originally incorporated in Pennsylvania in 1958. On December 7, 2001, upon receiving shareholder approval, the Company changed its state of incorporation from Pennsylvania to Delaware.

SI Systems

The Company's Easton, Pennsylvania operation (hereafter referred to as "SI Systems"), is a specialized systems integrator supplying branded automated material handling systems to manufacturing, assembly, order selection, and distribution operations customers located primarily in North America. Subsequent to the year ended December 31, 2003, SI Systems will be brought to market as two individual brands, SI Systems and SI Production & Assembly Systems (hereafter referred to as "SI-PAS"). Each brand has its own focused sales force, utilizing the products and services currently available or under development within the Company.

The SI Systems sales force will focus on providing order picking and order fulfillment systems to order processing and distribution operations, which may incorporate the Company's proprietary DISPEN-SI-MATIC™ and Automated Picking/Replenishment solutions, Ermanco branded products, and specialized software. The SI-PAS sales force will focus on providing automated material handling systems to manufacturing and assembly operations and the U.S. government, which may incorporate the Company's proprietary LO-TOW® and CARTRAC® horizontal transportation technologies. The automated material handling systems are marketed, designed, sold, installed and serviced by its own staff or subcontractors as labor saving devices to improve productivity, quality, and reduce costs. Integrated material handling solutions involve both standard and specially designed components and include integration of non-proprietary automated handling technologies so as to provide turnkey solutions for its customers' unique material handling needs. The engineering staff develops and designs computer controlled programs required for the efficient operation of the systems and for optimizing manufacturing, assembly, and fulfillment operations.

Ermanco

The Company's Spring Lake, Michigan operation (hereafter referred to as "Ermanco"), is a manufacturer of Ermanco branded light to medium duty unit handling conveyor products, serving the material handling industry through a worldwide network of approximately 100 experienced material handling equipment distributors and licensees. Ermanco also provides complete conveyor systems for a variety of applications, including distribution and manufacture of computers and electronic products, utilizing primarily its own manufactured conveyor products, engineering services by its own staff or subcontractors, and subcontracted installation services. Ermanco supplies material handling systems and equipment to both national and international markets. Ermanco offers services ranging from the delivery of basic transportation conveyors to turnkey installations of complex, fully automated work-in-process production lines and distribution centers, utilizing sophisticated, custom-designed controls software. Many of Ermanco's sales are to distributors who have non-exclusive agreements with the Company.

The Company's systems vary in configuration and capacity. Historically, system prices across the Company's product lines have ranged from $100,000 to several million dollars per system. Systems and aftermarket sales by brand during the years ended December 31, 2003, 2002, and 2001 are as follows (in thousands):

For the year ended December 31, 2003:

	SI Systems	Ermanco	Total	% of Total Sales
Systems sales	$ 9,134	23,533	32,667	87.6%
Aftermarket sales	2,949	1,679	4,628	12.4%
Total sales	$12,083	25,212	37,295	100.0%
As a % of total sales	32.4%	67.6%	100.0%	

For the year ended December 31, 2002:

	SI Systems	Ermanco	Total	% of Total Sales
Systems sales	$11,439	21,584	33,023	86.4%
Aftermarket sales	3,467	1,734	5,201	13.6%
Total sales	$14,906	23,318	38,224	100.0%
As a % of total sales	39.0%	61.0%	100.0%	

For the year ended December 31, 2001:

	SI Systems	Ermanco	Total	% of Total Sales
Systems sales	$14,390	29,700	44,090	86.9%
Aftermarket sales	4,618	2,044	6,662	13.1%
Total sales	$19,008	31,744	50,752	100.0%
As a % of total sales	37.5%	62.5%	100.0%	

The Company's products are sold worldwide through its own sales personnel, along with a network of independent distributors and licensees. Domestic and international sales by brand during the years ended December 31, 2003, 2002, and 2001 are as follows (in thousands):

For the year ended December 31, 2003:

	SI Systems	Ermanco	Total	% of Total Sales
Domestic sales	$10,780	23,650	34,430	92.3%
International sales	1,303	1,562	2,865	7.7%
Total sales	$12,083	25,212	37,295	100.0%

For the year ended December 31, 2002:

	SI Systems	Ermanco	Total	% of Total Sales
Domestic sales	$14,698	21,844	36,542	95.6%
International sales	208	1,474	1,682	4.4%
Total sales	$14,906	23,318	38,224	100.0%

For the year ended December 31, 2001:

	SI Systems	Ermanco	Total	% of Total Sales
Domestic sales	$18,030	27,397	45,427	89.5%
International sales	978	4,347	5,325	10.5%
Total sales	$19,008	31,744	50,752	100.0%

The Company also engages in sales with the U.S. government, which is one of the Company's major customers. Sales to the U.S. government during the years ended December 31, 2003, 2002, and 2001 represented 3.7%, 8.8%, and 10.3% of total sales, respectively. No individual customer accounted for more than 10% of total sales.

The Company's backlog of orders at December 31, 2003 was $10,525,000, of which $0 was associated with U.S. government projects. The Company's backlog of orders at December 31, 2002 was $6,924,000, of which $926,000 was associated with U.S. government projects. The Company's business is largely dependent upon a limited number of large contracts with a limited number of customers. This dependence can cause unexpected fluctuations in sales volume. Various external factors affect the customers' decision-making process on expanding or upgrading their current production or distribution sites. The customers' timing and placement of new orders is often affected by factors such as the current economy, current interest rates, and future expectations. The Company believes that its business is not subject to seasonality, although the rate of new orders can vary substantially from month to month. Since the Company recognizes sales on a percentage of completion basis for its systems contracts, fluctuations in the Company's sales and earnings occur with increases or decreases in major installations. The Company expects to fill, within its 2004 calendar year, all of the December 31, 2003 backlog of orders indicated above.

Products

SI Systems' Branded Products — Automated Material Handling Systems Segment

SI Systems' branded products encompass the horizontal transport, manufacturing, assembly, order picking (automated and manual), order fulfillment, and inventory replenishment families of products.

Horizontal Transport

LO-TOW®. LO-TOW® is an in-floor towline conveyor. These conveyor systems are utilized in the automation of manufacturing, assembly, unit load handling in distribution environments, and large newspaper roll delivery systems. Industries served include the U.S. government, primarily the United States Postal Service and the Defense Logistics Agency, automotive, recreational vehicle, distribution centers, radiation chambers, engine assembly, truck assembly, construction vehicles, newspaper facilities, and farm machinery. This simple, yet reliable component design allows for a variety of configurations well suited for numerous applications. It provides reliable and efficient transportation for unit loads of all types in progressive assembly or distribution applications. Because SI Systems' LO-TOW® tow chain used with the system operates at a minimal depth, systems can be installed in existing one-story and multi-story buildings as well as newly constructed facilities. Controls sophistication varies depending upon the application. More complex systems include programmable logic controllers ("PLCs"), personal computers for data collection and operator interface, radio frequency identification and communication, bar code identification, and customer host computer communication interface. The Company believes that SI Systems is the largest supplier of in-floor towline systems in the United States. A typical LO-TOW® system requires approximately six months to engineer, manufacture, and install. LO-TOW® sales as a percent of total sales were 12.2%, 17.4%, and 18.1% for the years ended December 31, 2003, 2002, and 2001, respectively.

CARTRAC®. CARTRAC® spinning tube conveyor systems are used in the automation of production, and assembly operations throughout various industries. Some of the industries served are automotive, aerospace, appliance, electronics, machine tools, radiation chambers, castings, transportation, and foundries. As part of a fully computerized manufacturing system, CARTRAC® offers zero pressure accumulation, high speeds, and smooth acceleration/deceleration capabilities for both light and heavy load capabilities that are well suited for the manufacturing environment where high volume product rate and short cycle time are critical. Some of the more sophisticated systems require a high degree of accuracy and positioning repeatability. For these applications, CARTRAC® carriers are positioned in workstations holding very tight tolerances.

CARTRAC® sales, as a percent of total sales, were 1.4%, 1.1%, and 0.7% for the years ended December 31, 2003, 2002, and 2001, respectively.

Order Picking, Fulfillment, and Replenishment Systems

DISPEN-SI-MATIC™ and Automated Picking/Replenishment Solutions

DISPEN-SI-MATIC™ offers an ideal solution for reducing inefficiencies, labor-intensive methods, and long-time deliveries where high volume of small orders must be picked and fulfilled. Industries served include pharmaceutical, entertainment, vision, nutritional supplements, health and beauty aids, cosmetics, and an assortment of various soft goods.

SI Systems' branded products include a variety of DISPEN-SI-MATIC™ models for automated order selection, where volume, speed, accuracy, and efficiency are of the essence. The Pick-to-Belt, Totes Through, and Buckets Through are solutions that provide ultra-high throughput for loose-pick individual items. Additionally, the DISPEN-SI-MATIC™ allows a package to be dispensed directly into a tote, thus achieving a high degree of accuracy in order picking and fulfillment.

DISPEN-SI-MATIC™ controls are high-speed, PC-based systems, utilizing SI Systems' proprietary software and architecture. Hardware and software flexibility assures reliable interfacing with the customer's host computer.

SI Systems' capabilities also include gantry picking, which involves the fulfillment of orders as well as inventory replenishment, utilizing automated gantry/robotic technology. Certain customer applications and order profiles are well suited for this solution.

SI Systems' branded technologies include automated picking and replenishment solutions that complement DISPEN-SI-MATIC™, thus offering the Company's customers a comprehensive solution in order picking and fulfillment where volume of orders are processed with a high degree of accuracy. These highly sophisticated systems require customization tailored to each individual customer's requirements.

A typical DISPEN-SI-MATIC™ and automated picking and replenishment system requires approximately six to nine months to engineer, manufacture, and install.

DISPEN-SI-MATIC™ and the related order picking, fulfillment, and replenishment systems sales (including sales of Automated Pharmacy Systems to SI/BAKER, INC. ("SI/BAKER")), as a percent of total sales, were 10.0%, 11.5%, and 9.2% for the years ended December 31, 2003, 2002, and 2001, respectively.

SI/BAKER, INC. (Automated Pharmacy Systems)

On March 1, 1993, the Company and Automated Prescription Systems, Inc. formed a 50/50 joint venture, SI/BAKER, INC. In 1998, Automated Prescription Systems, Inc. was renamed McKesson Automation Systems Inc. ("McKesson").

SI/BAKER drew upon the automated material handling systems experience of the Company and the automated pill counting and dispensing products of McKesson to provide automated pharmacy systems. SI/BAKER was formed to address the rapidly evolving automation needs of managed care pharmacy operations which fill prescriptions by mail for the clients of health care provision plans. The demographics of the aging population in the United States and the emphasis on reduced health care costs, of which prescription costs are a major part, was the driving force behind the automation of mail order and central fill pharmacy operations.

On September 19, 2003, the Company sold its entire ownership interest in SI/BAKER to McKesson pursuant to the terms of that certain Stock Purchase Agreement dated September 19, 2003 by and among Paragon, McKesson, and SI/BAKER.

Prior to the sale, the Company received royalty income from SI/BAKER at a rate of 2% of SI/BAKER's gross sales for marketing and sales efforts on behalf of SI/BAKER. The Company accounted for its investment in the joint venture on the equity basis by recognizing its proportionate share (50%) of SI/BAKER's net earnings. Information pertaining to the Company's former SI/BAKER joint venture is included in Note 11 of Notes to Consolidated Financial Statements.

Ermanco Branded Products — Conveyor Systems Segment

Conveyor Systems

Ermanco branded products encompass the conveyor and sortation systems segment of the business.

Ermanco supplies material handling systems and equipment to both national and international markets. Ermanco offers services ranging from the delivery of basic transportation conveyors to turnkey installations of complex, fully automated work-in-process production lines and distribution centers, utilizing sophisticated, custom-designed controls software. Ermanco often combines various components of its technologies as part of a total system solution.

Ermanco's accumulation technologies encompass XenoROL® line-shaft-driven live roller conveyor, NBA-23™ narrow belt accumulation conveyor, AccuROL® belt-driven live roller conveyor, and IntelliROL® motorized-roller conveyor. Ermanco's proven sortation systems include technologies such as urethane belt transfers (UBTs); ERS® right angle sorters; multi-stage, air-operated pushers; ESA60® swing arm diverters; NBS 30®, NBS 90®, and NBS 90-SP® narrow belt sorters. Ermanco's Command Systems Software®, a suite of software routines, is available to meet the configuration, operation, and specific parameters of individual systems. Ermanco branded sales as a percent of total sales were 67.6%, 61.0%, and 62.5% for the years ended December 31, 2003, 2002, and 2001, respectively.

Product Warranty

The Company's products are warranted against defects in materials and workmanship for varying periods of time depending on customer requirements and the type of system sold, with a typical warranty period of one year.

Sales and Marketing

The Company goes to market with a multiple brand, multiple channel strategy under the SI Systems and Ermanco brands. Each brand has its own focused sales force, utilizing the products and services currently available or under development within the Company.

SI Systems

SI Systems' sales of SI Systems' branded products are made through SI Systems' internal sales personnel. The systems are sold on a fixed-price basis. Generally, contract terms provide for progress payments and a portion of the purchase price is withheld by the customer until the system has been accepted. Customers include major manufacturers, technology organizations, and distributors of a wide variety of products, as well as the U.S. government. A significant amount of business is derived from existing customers through the sale of additional systems, additions to existing systems, plus parts and service. The Company is not substantially dependent upon any one customer, however, the Company's business is dependent upon a limited number of customers.

Ermanco

Ermanco branded products are sold primarily through a worldwide network of approximately 100 experienced material handling equipment distributors and licensees. The distributors locate opportunities that they may fulfill themselves by purchasing products and/or services from Ermanco and take the order in their name, acting as the system integrator, or they may elect to have Ermanco assume the role of system integrator. In the latter case, Ermanco will negotiate the contract with the end user and assume total system responsibility, providing the distributor with a "finder's fee." Approximately 85% of Ermanco's volume is orders processed by distributors, and 15% of the volume is orders processed with the end user. Depending upon the distribution channel that is used, the typical number of competitors on any particular project varies. Licensees are located in Japan and the Republic of South Africa, with global affiliates in Brazil, Canada, and the United Kingdom. Ermanco branded products and services are sold on a fixed-price basis. Generally, contract terms are net 30 days for product and parts sales, with progress payments for system-type projects.

Competition

The material handling industry includes many products, devices, and systems competitive with those of the Company. As in the case of other technically oriented companies, there is a risk that the Company's business may be adversely affected by technological advances made by its competitors. However, the Company believes that its competitive advantages include its reputation in the material handling field and proven capabilities in the markets in which it concentrates. Its disadvantages include its relatively small size as compared to certain of its larger competitors.

SI Systems

SI Systems' CARTRAC® system competes with various alternative material handling technologies, including automated guided vehicle systems, electrified monorail and pallet skid systems, power and free conveyor systems, and belt and roller conveyor systems. Five principal competitors supply equipment similar to the CARTRAC® system. However, the Company believes that the CARTRAC® system's advantages, such as controlled acceleration and deceleration, high speed, individual carrier control, and right angle turning, are significant distinctive features providing competitive advantages.

There are four principal competitors supplying equipment similar to the LO-TOW® system. Competition in this field is primarily in the areas of price, experience, systems performance, and features. SI Systems is a leading provider of LO-TOW® systems, based on Conveyor Equipment Manufacturers Association (CEMA) United States market statistics.

The DISPEN-SI-MATIC™ system competes primarily with manual picking methods, and it also competes with similar devices provided by two other system manufacturers, along with various alternative picking technologies, such as general purpose "broken case" automated order selection systems that have been sold for picking items of non-uniform configuration. The Company believes that the DISPEN-SI-MATIC™ system provides greater speed and accuracy than manual methods of collection and reduces damage, pilferage, and labor costs.

Ermanco

The 2003-2004 Conveyor Equipment Manufacturers Association yearbook includes 30 companies in the list of members in the Unit Handling Conveyors (Light to Medium) classification (SIC 353501). Twenty-two members report statistics on a monthly basis in this category, with booked sales of $1.26 billion in 2003. Many companies are involved in more than this one category. Many of these companies pursue opportunities with a direct sales force. Ermanco branded products are sold primarily through a distributor network of independently owned and operated companies as its primary channel. There are approximately 1,000 companies listed under the Conveying and Conveying Equipment - Wholesale classification (SIC 508410); however, this includes those companies involved in bulk material handling and unit conveyor handling.

Raw Materials

The Company has not been adversely affected by energy or raw materials shortages. Its Spring Lake, Michigan plant uses natural gas for heating and electricity to operate its machinery. The principal raw material purchased by the Company is steel, which the Company purchases from various suppliers. The Company also purchases components from various suppliers that are incorporated into the Company's finished products.

Patents, Copyrights, and Licenses

The Company seeks patents, trademarks and other intellectual property rights to protect and preserve its proprietary technology and its rights to capitalize on the results of research and development activities. The Company seeks copyright protection for its proprietary software. The Company also relies on trade secrets, know-how, technological innovations, and licensing opportunities to provide it with competitive advantages in its market and to accelerate new product introductions.

It is the Company's policy to require its professional and technical employees and consultants to execute confidentiality agreements at the time that they enter into employment or consulting relationships with the Company. These agreements provide that all confidential information developed by, or known to, the individual during the course of the individual's relationship with the Company, is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreement provides that all inventions conceived by the employee during his tenure at the Company will be the exclusive property of the Company.

The Company holds approximately 35 patents, of which 24 have been issued in the United States, with lives that expire through February 2021, and the Company has 5 pending patent applications. Significant design features of the CARTRAC®, LO-TOW®, Sortation, and DISPEN-SI-MATIC™ systems are covered by patents or patent applications in the United States.

The Company's significant patents pertain mainly to the following areas: vehicles and carrier design, loading and unloading products, speed and precision control, track design and assembly, accumulation of vehicles, and simultaneous order requests processing equipment. CARTRAC®, ROBOLITE®, ROBODRIVE®, LO-TOW®, SWITCH-CART®, MINI-CARTRAC®, SI ORDERMATIC®, ACCUPIC®, XenoROL®, EWX^{100}®, Command Systems Software (CSS)®, ERS®, ESA^{60}®, LightWORX®, MCN2000®, MTN 2000®, NBS®, XcelSORT®, XenoPRESSURE®, XenoSORT®, XenoTRACTION®, NBS 30®, NBS 90®, NBS 90-SP®, IntelliROL®, and AccuROL® are registered trademarks of the Company. ROBORAIL™, DISPEN-SI-MATIC™, NBA™, NBT™, CRUZcontrol™, and "P^{4}"™ are trademarks of the Company.

Ermanco

Ermanco currently has license agreements with two foreign companies. These agreements typically permit the licensee to manufacture conveyors using Ermanco branded technology. Royalties are received based on sales volume. Royalty income received from the license agreements in the years ended December 31, 2003, 2002, and 2001 was $30,000, $17,000, and $66,000, respectively.

Product Development

Product development costs, including patent expense, were $400,000, $358,000, and $456,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Development programs in the year ended December 31, 2003 included the NBA-23™ narrow belt accumulation conveyor, computer software for warehousing and distribution center operations, and improvements to the narrow belt sorter and the Company's Order Picking, Fulfillment, and Replenishment systems.

Development programs in the year ended December 31, 2002 included the new NBA-23™ narrow belt accumulation conveyor and improvements to the Company's sortation conveyor technologies and Order Picking, Fulfillment, and Replenishment systems.

Development programs in the year ended December 31, 2001 included enhancements to the Company's NBS 30®, NBS 90®, and NBS 90-SP® narrow belt sorters and Order Picking, Fulfillment, and Replenishment systems. The NBS 30®, NBS 90®, and NBS 90-SP® narrow belt sorters contain high-friction divert wheels that raise between the belts, enabling product to be diverted at a 30 or 90-degree angle.

The Company aggressively pursues continual research of new product development opportunities, with a concentrated effort to improve existing technologies that improve customer efficiency. The Company also develops new products and integration capabilities that are financed through customer projects.

Employees

As of December 31, 2003, the Company employed three executive officers.

The Company provides life insurance, major medical insurance, retirement programs, and paid vacation and sick leave benefits, and considers its relations with employees to be satisfactory.

SI Systems

As of December 31, 2003, the Company's Easton, Pennsylvania operation employed 43 office employees, including salespersons, draftspersons, and engineers. SI Systems also operates as a project manager in connection with the installation, integration, and service of its products generally utilizing subcontractors.

Ermanco

As of December 31, 2003, the Company's Spring Lake, Michigan operation employed 154 persons, including 60 office employees and 94 manufacturing employees. All manufacturing employees are collective bargaining personnel. The current collective bargaining agreement expires on May 31, 2007.

Item 2. Properties

SI Systems' principal office is located in a 173,000 square foot concrete, brick, and steel facility in Easton, Pennsylvania. In February 2003, the Company sold its Easton, Pennsylvania facility. Significant terms of the agreement of sale include a leaseback of 25,000 square feet of office space for five years by the Company. The leasing agreement requires fixed monthly rentals of $17,188 (with annual increases of 3%). The terms of the lease also require the payment of a proportionate share of the facility's operating expenses. The lease expires on February 21, 2008.

Ermanco's operations are located in a 94,000 square foot steel building in Spring Lake, Michigan. The building is leased from a limited liability company that is affiliated with the Company through a common director and officer of the Company, Messrs. Shulman and Kirschner. The leasing agreement requires fixed monthly rentals of $33,283 (with annual increases of 2.5%), which includes a variable portion based on the lessor's borrowing rate and the unpaid mortgage balance. The terms of the lease require payment by Ermanco of all taxes, insurance, and other ownership-related costs of the property. The lease expires on September 30, 2004. The Company is in the process of negotiations to extend the term of the lease and modify the monthly rental payments.

The Company believes that its Spring Lake, Michigan facility is adequate for its current operations. Due to the timing and receipt of new orders, the Company's operations experience fluctuations in workload due to the timing of customer job completion requirements. Currently, the Company's facilities are adequate to handle these fluctuations. In the event of an unusual demand in workload, the Company supplements its internal operations with outside subcontractors that perform services for the Company in order to complete contractual requirements for its customers. The Company will continue to utilize internal personnel and its own facilities and, when necessary and/or cost effective, outside subcontractors to complete contracts in a timely fashion in order to address the needs of its customers.

In order to obtain a line of credit, the Company granted its principal bank a security interest in all personal property, including, without limitation, all accounts, deposits, documents, equipment, fixtures, general intangibles, goods, instruments, inventory, letters of credit, money, and securities.

Item 3. Legal Proceedings

In July 2003, a competitor filed an action against the Company in the United States District Court for the District of New Jersey alleging that certain of the Company's products infringed patents held by the competitor and also asserting claims for breach of contract, unjust enrichment, unfair competition, tortious interference with prospective economic advantage, and violation of New Jersey's consumer fraud act as a result of alleged improper use of the competitor's trade secrets, technology, and other proprietary information. Based on these allegations, the competitor was seeking monetary damages and injunctive relief against the Company.

In February 2004, a settlement was reached between the Company and the competitor. Under the settlement, the competitor dismissed the action and agreed that the Company's products involved in the litigation are immune from suit for infringement of any of the competitor's intellectual property rights. In exchange, Paragon agreed to dismiss its counterclaims and paid the competitor $1,125,000.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter ended December 31, 2003.

PART II

Item 5. Market For The Registrant's Common Stock And Related Security Holder Matters

The Company's common stock trades on the American Stock Exchange (Amex) under the symbol "PTG." The high and low sales prices for the years ended December 31, 2003 and 2002 are as follows:

	For the Year Ended December 31, 2003		For the Year Ended December 31, 2002	
	High	Low	High	Low
First Quarter	8.80	8.00	8.95	7.90
Second Quarter	10.28	8.40	8.50	7.85
Third Quarter	10.80	9.70	8.30	6.80
Fourth Quarter	10.70	9.20	8.50	7.63

The Company did not pay any cash dividends during the years ended December 31, 2003 and 2002, and has no present intention to declare cash dividends. In accordance with the terms and conditions of the Company's line of credit facility with its principal bank, the Company is restricted from paying dividends in excess of 15% of net earnings.

The number of beneficial holders of the Company's common stock at December 31, 2003 was approximately 1,036.

The closing market price of the Company's common stock on March 10, 2004 was $10.85.

Item 6. Selected Financial Data

The following table sets forth the Company's selected consolidated financial information for the five years in the year ended December 31, 2003. On September 30, 1999, the Company concluded the acquisition of all of the outstanding common stock of Ermanco. The results for the years ended December 31, 2003, 2002, 2001, and 2000 include the operating results of Ermanco for the entire year; however, results for the ten months ended December 31, 1999, included the operating results of Ermanco from October 1, 1999 through December 31, 1999 only. The selected consolidated financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto included in this report. The historical results presented herein may not be indicative of future results. The information presented below is in thousands, except per share amounts.

	For the Years Ended				For the Ten Months Ended
	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99
Net sales	$ 37,295	38,224	50,752	64,306	41,108
Net earnings (loss)	3,785	663	(62)	3,480	(2,780)
Basic earnings (loss) per share	.89	.16	(.01)	.83	(.72)
Diluted earnings (loss) per share	.87	.15	(.01)	.82	(.73)
Total assets	33,774	36,703	41,343	45,917	45,406
Long-term liabilities	2,159	9,402	11,074	13,744	15,670
Cash dividends per share	-	-	-	-	.10

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K for the year ended December 31, 2003. The discussion and analysis contains "forward-looking statements" based on management's current expectations, assumptions, estimates, and projections. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those included in these "forward-looking statements" as a result of certain factors, as more fully discussed in Exhibit 99.1.

Business Overview

Paragon Technologies, Inc. provides a variety of material handling solutions, including systems, technologies, products, and services for material flow applications. The Company has gone to market with a multiple brand, multiple channel strategy under the SI Systems and Ermanco brands.

Founded in 1958, SI Systems material handling solutions are based on core technologies in horizontal transportation and order fulfillment and are aimed at improving productivity for manufacturing, assembly, and distribution center operations. Since 1964, Ermanco conveyor technologies and integrated conveyor systems are based on core technologies in transportation, accumulation, and sortation and continue to address the needs of the distribution, assembly, and manufacturing marketplace. Ermanco is known as the originator of the line-shaft-driven, live-roller conveyor.

The Company's focus on strengthening its balance sheet and enhancing shareholder value led to a record level of net earnings for 2003 and the elimination of all of the outstanding senior and subordinated debt. Some of the major milestones that contributed to net earnings for 2003 and generated cash flow to repay the outstanding debt were:

- a pre-tax gain on the sale of the Company's ownership interest in the SI/BAKER joint venture of $4,901,000; and
- a pre-tax gain on the sale-leaseback of the Company's Easton, Pennsylvania facility of $1,363,000.

Partially offsetting the favorable impact of the aforementioned items was:

- settlement and legal costs of $1,375,000 associated with an action against the Company by a competitor relating to the Company's intellectual property.

Key Performance Metrics Relevant to the Company

Capacity Utilization

Capacity Utilization, as documented in the Federal Reserve Statistical Release, is a key economic indicator that the Company follows as a barometer that may lead to capital spending for material handling systems. Capacity Utilization attempts to measure what percent of available capacity is actually being utilized. Management believes that when Capacity Utilization rises above 80%, as occurred in fiscal 2000, the Company may see an increase in rate of new orders, and therefore, an increase in backlog and sales may also occur. The backlog of orders represents the uncompleted portion of systems contracts along with the value of parts and services from customer purchase orders related to goods that have not been shipped or services that have not been rendered. Backlog is generally indicative of customer demand for the Company's products. As the demand for the Company's products increases, the backlog of orders, rate of new orders, and sales also typically increases. The following table depicts the Company's backlog, orders, sales, and Capacity Utilization for the years ended December 31, 2003, 2002, 2001, and 2000:

(Dollars in Thousands)	2003	2002	2001	2000
Backlog of orders - beginning of year	$ 6,924	13,342	22,913	23,685
Add: orders	40,896	31,806	41,181	63,534
Less: sales	37,295	38,224	50,752	64,306
Backlog of orders - end of year	$10,525	6,924	13,342	22,913
Capacity Utilization	74.8%	75.6%	77.7%	82.6%

Current Ratio

The Company's current ratio, which is the ratio of current assets to current liabilities, has been relatively consistent during the four years ended December 31, 2003. Management of the Company monitors the current ratio as a measure of determining liquidity and believes the current ratio illustrates that the Company's financial resources are adequate to satisfy its future cash requirements through the next year. The following table depicts the Company's current assets, current liabilities, and current ratio for the years ended December 31, 2003, 2002, 2001, and 2000:

(Dollars in Thousands)	2003	2002	2001	2000
Current assets	$14,691	15,444	19,200	22,850
Current liabilities	$ 9,646	9,472	13,388	15,193
Current ratio	1.52	1.63	1.43	1.50

Key Performance Metrics Relevant to the Company *(Continued)*

Debt to Equity Ratio

With an emphasis over the past several years on generating cash flows to eliminate the Company's senior and subordinated debt, the Company has reduced its financial leverage as evidenced by its debt to equity ratio, which is the ratio of total debt to stockholders' equity. Management believes the lower debt to equity ratio provides greater protection for its shareholders and enhances the Company's ability to obtain additional financing, if required. The following table illustrates the calculation of the debt to equity ratio for the years ended December 31, 2003, 2002, 2001, and 2000:

(Dollars in Thousands)	2003	2002	2001	2000
Current installments of long-term debt...	$ -	1,437	2,305	1,521
Long-term debt	-	7,263	9,900	12,780
Total debt	-	8,700	12,205	14,301
Total stockholders' equity	$21,969	17,829	16,881	16,980
Debt to equity ratio	-	.49	.72	.84

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and other financial information, including the related disclosure of commitments and contingencies at the date of our financial statements. Actual results may, under different assumptions and conditions, differ significantly from our estimates.

We believe that our accounting policies related to revenue recognition on system sales, warranty, inventories, allowance for doubtful accounts, and asset impairments as described below, are our "critical accounting policies" as contemplated by the Securities and Exchange Commission. These policies have been reviewed with the Audit Committee of the Board of Directors and are discussed in greater detail below.

Revenue Recognition on Systems Sales

Revenues on systems contracts, accounted for in accordance with SOP 81-1 of the American Institute of Certified Public Accountants, are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts. Gross margin is recognized on the basis of the ratio of aggregate costs incurred to date to the most recent estimate of total costs. As contracts may extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting periods in which the facts requiring revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued. As of December 31, 2003, there are no contracts that are anticipated to result in a loss.

The Company believes that it has the ability to reasonably estimate the total costs and applicable gross profit margins at the inception of the contract for all of its systems contracts. However, where cost estimates change, there could be a significant impact on the amount of revenue recognized. The Company's failure to estimate accurately can result in cost overruns which will result in the loss of profits if the Company determines that it has significantly underestimated the costs involved in completing contracts. The Company has not had any significant cost overruns resulting in loss of profits during the past three years.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies and Estimates *(Continued)*

Accrued Product Warranty

The Company's products are warranted against defects in materials and workmanship for varying periods of time depending on customer requirements and the type of system sold, with a typical warranty period of one year. The Company provides an accrual for estimated future warranty costs and potential product liability claims based upon a percentage of cost of sales, ranging from one to two percent depending on the type of system sold, and a detailed review of products still in the warranty period. Historically, the level of warranty reserve has been appropriate based on management's assessment of estimated future warranty claims. However, if unanticipated warranty issues arise in the future, there could be a significant impact on the recorded warranty reserve. The recorded warranty reserve as of December 31, 2003 is $925,000.

Inventories

Inventories are valued at the lower of average cost or market. The Company provides an inventory reserve determined by a specific identification of individual slow moving items and other inventory items based on historical experience. The reserve is considered to be a write-down of inventory to a new cost basis. Upon disposal of inventory, the cost and related inventory reserve are removed from the accounts. Historically, the level of inventory reserve has been appropriate based on management's assessment of estimated future inventory disposals.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts determined by a specific identification of individual accounts and other accounts based on historical experience. The Company writes off receivables upon determination that no further collections are probable. Historically, receivable write offs have not had a material impact on the Company's financial statements.

Asset Impairments

On January 1, 2002, the Company adopted SFAS No. 142, analyzed its goodwill for impairment, and will make similar evaluations on a periodic basis in the future. During 2003, the Company performed the required annual impairment test of goodwill and determined that there was no impairment. In assessing the recoverability of the Company's goodwill, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective asset. If these estimates or their related assumptions change the fair value of the asset in the future, the Company may be required to record impairment charges. The book value of goodwill as of December 31, 2003 is $17,657,000.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations *(Continued)*

Results of Operations - Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Earnings Summary

The Company's had net earnings of $3,785,000 (or $0.89 basic earnings per share) for the year ended December 31, 2003, compared to net earnings of $663,000 (or $0.16 basic earnings per share) for the year ended December 31, 2002. The increase in net earnings was primarily due to:

- a pre-tax gain on the sale of the Company's ownership interest in the SI/BAKER joint venture of $4,901,000;
- a pre-tax gain on the sale-leaseback of the Company's Easton, Pennsylvania facility of $1,363,000;
- a reduction in selling, general and administrative expenses of $497,000, exclusive of settlement and legal costs mentioned below; and
- a reduction in interest expense of $370,000.

Partially offsetting the favorable impact of the aforementioned items was:

- settlement and legal costs of $1,375,000 associated with an action against the Company by a competitor relating to the Company's intellectual property; and
- a restructuring credit of $264,000 in 2003 pertaining to the final settlement of the remaining pension obligations associated with the Company's terminated pension plan and the reversal of a previously established severance accrual that was no longer required versus a restructuring credit of $859,000 in 2002 pertaining to the partial settlement of the remaining pension obligations associated with the Company's terminated pension plan.

Net Sales and Gross Profit on Sales

	2003	2002
Net sales	$37,295,000	$38,224,000
Cost of sales	27,847,000	28,951,000
Gross profit on sales	$ 9,448,000	$ 9,273,000
Gross profit as a percentage of sales	25.3%	24.3%

The net sales decrease was attributable to a decreased volume of SI Systems' branded sales of $2,823,000 associated with the current economic slowdown and competitive pricing pressures, offset by an increase in Ermanco branded sales of $1,894,000.

The increase in Ermanco branded sales was primarily due to an equivalent increase in sales to health and beauty aids and mail processing related customers as a result of a slight recovery in these industry sectors in 2003 as compared to 2002.

Gross profit, as a percentage of sales, for the year ended December 31, 2003 was favorably impacted by approximately 2.1% due to a reduction in overhead costs and approximately .5% due to the favorable performance on the Company's contracts and product mix during 2003 as compared to 2002. Gross profit, as a percentage of sales, for 2002 was favorably impacted by approximately 1.5% as a result of the reversal of previously established contract accruals due to changes in cost estimates.

Item 7. **Management's Discussion And Analysis Of Financial Condition And Results Of Operations**

Results of Operations - Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002 *(Continued)*

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $9,436,000 were higher by $878,000 for the year ended December 31, 2003 than for the year ended December 31, 2002. The increase of $878,000 was comprised of:

- settlement and legal costs of $1,375,000 associated with an action against the Company by a competitor relating to the Company's intellectual property; and
- severance charges of $387,000 in 2003 versus $154,000 in 2002.

Partially offsetting the aforementioned unfavorable variance were cost savings of approximately $700,000 attributable to headcount reductions in the prior fiscal year and an emphasis on cost reduction, including reduced facility operating costs as a result of the Company's sale of its Easton, Pennsylvania facility.

Restructuring Charges (Credits)

In 2001, the Company restructured its business operations, including curtailment of a detailed benefit plan, and recorded a charge of $1,538,000 for restructuring costs. In December 2002, the Company partially settled its obligations by making lump-sum distributions to those participants who elected that payment option and correspondingly recorded a restructuring credit of $859,000 during 2002. In February 2003, the Company settled its remaining obligations by purchasing annuities for those participants who elected that payment option and correspondingly recorded a restructuring credit of $170,000 during 2003. In addition, during 2003 the Company recorded a restructuring credit of $94,000 associated with the reversal of a previously established severance accrual that was no longer required.

Interest Expense

Interest expense of $676,000 was lower by $370,000 for the year ended December 31, 2003 than for the year ended December 31, 2002. The decrease in interest expense was attributable to the reduced level of long-term debt due to principal payments and lower interest rates and the reversal of approximately $174,000 of previously accrued interest on subordinated notes payable and the impact of the change in the fair value of the interest rate swap agreement. Partially offsetting the favorable variance were non-cash interest charges of $306,000 associated with the settlement of the interest rate swap contract.

Equity in Income of Joint Ventures

Equity in income of joint venture represents the Company's proportionate share (50%) of its investment in the SI/BAKER joint venture that was being accounted for under the equity method until the September 19, 2003 Closing Date of the Sale of the Company's ownership interest in the SI/BAKER joint venture. The favorable variance of $198,000 for the year ended December 31, 2003 in the equity in income of the SI/BAKER joint venture was due to increased operating results of SI/BAKER in 2003 as compared to 2002.

Gain on Sale of SI/BAKER Joint Venture

In September 2003, the Company sold its entire ownership interest in SI/BAKER, INC. The sale resulted in a gain of $4,901,000 in 2003.

Results of Operations - Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002 *(Continued)*

Loss (Gain) on Disposition of Property, Plant and Equipment

The gain on the disposition of property, plant and equipment of $1,354,000 was higher by $1,260,000 for 2003 as compared to 2002. In 2003, the disposition of property, plant and equipment was primarily attributable to the sale-leaseback on the Company's Easton, Pennsylvania facility. The sale-leaseback resulted in a total gain of $2,189,000, of which $1,363,000 was recorded in 2003. The remaining gain of $826,000 was deferred and is being recognized as a reduction in rent expense over the five-year term of the lease. In 2002, the Company sold fixed assets that resulted in a gain of $94,000 in 2002.

Other Income, Net

The unfavorable variance of $74,000 in other income, net for the year ended December 31, 2003 as compared to the year ended December 31, 2002 was primarily attributable to 2002 containing $300,000 of short-term rental income relating to certain real property of the Company's Easton, Pennsylvania facility. Partially offsetting the unfavorable variance was an increase of $206,000 in revenue-based royalty income from the Company's SI/BAKER joint venture and license agreements related to material handling system sales during the year ended December 31, 2003.

Income Tax Expense

The Company recognized income tax expense of $2,424,000 during the year ended December 31, 2003, compared to income tax expense of $267,000 during the year ended December 31, 2002. Income tax expense was generally recorded at statutory federal and state tax rates. Income tax expense for the year ended December 31, 2002 was lower than the statutory federal and state tax rates primarily as a result of a tax benefit of approximately $109,000 for a dividend received deduction for distributions from the Company's former SI/BAKER joint venture.

Results of Operations - Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

The Company had net earnings of $663,000 (or $0.16 basic earnings per share) for the year ended December 31, 2002, compared to a net loss of $62,000 (or $.01 basic loss per share) for the year ended December 31, 2001. The increase in net earnings was primarily due to:

- other income from the short-term rental of certain real property of $300,000;
- a reduction of $1,603,000 in selling, general and administrative expenses, primarily resulting from costs savings attributable to the Company's restructuring efforts;
- a restructuring credit of $859,000 in 2002 pertaining to the partial settlement of pension obligations associated with the Company's terminated pension plan versus restructuring charges of $1,538,000 in 2001; and
- the application of the non-amortization provision of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," whereby goodwill is no longer amortized thereby resulting in an increase to pre-tax income of $468,000.

Partially offsetting the favorable impact of the aforementioned items was a decrease in total revenues and gross profit of $12,528,000 and $3,152,000, respectively, as described below, and a reduction of $571,000 in the equity in income of the SI/BAKER joint venture as a result of a decline in sales and net earnings at SI/BAKER.

Contributing to the net loss for the year ended December 31, 2001 were $310,000 of charges related to a strategic transaction that was not completed.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations - Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001 *(Continued)*

Net Sales and Gross Profit on Sales

	2002	2001
Net sales	$38,224,000	$50,752,000
Cost of sales	28,951,000	38,327,000
Gross profit on sales	$ 9,273,000	$12,425,000
Gross profit as a percentage of sales	24.3%	24.5%

The net sales decrease was primarily attributable to a lower volume of orders associated with the current economic slowdown and competitive pricing pressures. The net sales decrease was comprised of a decrease in Ermanco's branded sales of approximately $8,426,000 and a decrease in SI Systems' branded sales of approximately $4,102,000. The decline in Ermanco branded sales was primarily due to the prior year comparable period containing a greater amount of sales related to distributors and companies in the technology sector. The decline in SI Systems' branded sales was primarily due to the prior year comparable period containing a greater amount of sales related to the U.S. Postal Service.

Gross profit, as a percentage of sales, for the year ended December 31, 2002 was unfavorably impacted by approximately 1.0% due to the lower sales volume to cover fixed overhead costs. Partially offsetting the aforementioned unfavorable variance by approximately 0.7% was the favorable performance on the Company's contracts in the year ended December 31, 2002, as compared to the year ended December 31, 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $8,558,000 were lower by $1,603,000 for the year ended December 31, 2002 than for the year ended December 31, 2001. The decrease of $1,603,000 was primarily attributable to:

- cost savings of approximately $860,000 attributable to the Company's restructuring of its business operations in the prior fiscal year and emphasis on cost reduction;
- a reduction of approximately $295,000 in marketing expenses associated with marketing research and the Company's participation in a biannual industry trade show in the first quarter of the prior fiscal year; and
- $310,000 of expenses in 2001 related to a strategic transaction that was not completed.

Amortization of Goodwill

Due to the application of the non-amortization provision of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized after December 31, 2001 as compared to amortization expense of $468,000 for the year ended December 31, 2001.

Restructuring Charges (Credits)

The Company received approval from the Pension Benefit Guaranty Corporation during the second quarter of 2002 to terminate the defined benefit plan for the Company's former Easton, Pennsylvania production employees and distribute all the plan's assets. In December 2002, the Company partially settled its obligations by making lump-sum distributions to those participants who elected that payment option and correspondingly recorded a restructuring credit of $859,000.

During the second quarter of 2001, the Company restructured its business operations and recorded a charge of $1,538,000 for restructuring costs.

Results of Operations - Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001 *(Continued)*

Interest Expense

Interest expense of $1,046,000 was lower by $252,000 for the year ended December 31, 2002 than for the year ended December 31, 2001. The decrease in interest expense was attributable to the reduced level of term debt due to principal payments and lower interest rates.

Equity in Income of Joint Ventures

Equity in income of joint ventures represents the Company's proportionate share (50%) of its investment in the SI/BAKER joint venture and prior to January 1, 2002 its investment in the SI-Egemin joint venture, that were accounted for under the equity method. The net unfavorable variance of $484,000 in the equity in income of joint ventures for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was comprised of decreased earnings of approximately $571,000 attributable to the SI/BAKER joint venture and decreased losses of approximately $87,000 attributable to the SI-Egemin joint venture.

The unfavorable variance of $571,000 for the year ended December 31, 2002 in the equity in income of the SI/BAKER joint venture as compared to the year ended December 31, 2001 was attributable to a decrease in earnings due to a decline in sales at SI/BAKER. The sales decrease was primarily attributable to a larger backlog of orders at the beginning of the prior fiscal year and a lower volume of orders received during the year ended December 31, 2002 associated with the current economic slowdown.

The Company divested of its investment in the SI-Egemin joint venture at the end of calendar year 2001. The favorable variance of $87,000 for the year ended December 31, 2002 in the equity in income of the SI-Egemin joint venture was attributable to the prior fiscal year containing operating losses of the joint venture.

Other Income, Net

The favorable variance of $61,000 in other income, net for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily attributable to $300,000 of short-term rental income received during 2002 relating to certain real property of the Company's Easton, Pennsylvania facility. Partially offsetting the favorable variance in other income, net was a reduction of (1) $126,000 in revenue-based royalty income from the Company's SI/BAKER joint venture and license agreements related to international conveyor system sales, and (2) fiscal 2001 containing income of $70,000 primarily attributable to the reversal of previously established miscellaneous taxes and license fee accruals that were no longer required.

Income Tax Expense (Benefit)

The Company recognized income tax expense of $267,000 during the year ended December 31, 2002, compared to the recognition of an income tax benefit of $257,000 during the year ended December 31, 2001. Income tax expense for the year ended December 31, 2002 was lower than the statutory federal and state tax rates primarily as a result of a tax benefit of approximately $109,000 for a dividend received deduction for distributions from the SI/BAKER joint venture. The income tax benefit recognized for the year ended December 31, 2001 represented the carryback of losses experienced during the year ended December 31, 2001 against prior year income plus the recognition of a tax benefit of approximately $140,000 associated with the divestment of the SI-Egemin joint venture.

Liquidity and Capital Resources

The Company's cash and cash equivalents increased to $5,591,000 at December 31, 2003 from $5,385,000 at December 31, 2002. The increase resulted primarily from:

- cash provided by operating activities totaling $329,000;
- proceeds of $5,482,000, net of advisory fees, from the sale of the Company's ownership interest in the SI/BAKER joint venture;
- proceeds of $2,738,000 from the disposition of property, plant and equipment; and
- a decrease of $865,000 in restricted cash.

Partially offsetting the increase in cash and cash equivalents from these sources was:

- the repayment of long-term debt of $8,700,000;
- the settlement of the interest rate swap contract of $283,000; and
- purchases of capital equipment of $237,000.

Cash provided by operating activities of $329,000 during the year ended December 31, 2003 as compared to cash provided by operating activities of $3,555,000 during the year ended December 31, 2002 decreased primarily due to lower net earnings from operations experienced by the Company during the year ended December 31, 2003, and a reduction in net working capital.

In 2003, the Company repaid all of its outstanding term debt and subordinated debt.

The Company's line of credit facility may not exceed $1,000,000 and is to be used primarily for working capital purposes. As of December 31, 2003, the Company did not have any borrowings under the line of credit facility, and the line of credit facility expires effective June 30, 2004.

To obtain the line of credit, the Company granted the bank a security interest in all personal property, including, without limitation, all accounts, deposits, documents, equipment, fixtures, general intangibles, goods, instruments, inventory, letters of credit, money, and securities.

The Company anticipates that its financial resources, consisting of cash generated from operations, will be adequate to satisfy its future cash requirements through the next year. Sales volume, as well as cash liquidity, may experience fluctuations due to the unpredictability of future contract sales and the dependence upon a limited number of large contracts with a limited number of customers.

The Company plans to consider all strategic alternatives to increase shareholder value, including expansion opportunities as they arise, although the ongoing operating results of the Company, the economics of the expansion, and the circumstances justifying the expansion will be key factors in determining the amount of resources the Company will devote to further expansion.

Contractual Obligations

Ermanco's operations are located in a 94,000 square foot steel building in Spring Lake, Michigan. The building is leased from a limited liability company that is affiliated with the Company through a common director and officer of the Company, Messrs. Shulman and Kirschner. The leasing agreement requires fixed monthly rentals of $33,283 (with annual increases of 2.5%), which includes a variable portion based on the lessor's borrowing rate and the unpaid mortgage balance. The terms of the lease require the payment by Ermanco of all taxes, insurance, and other ownership related costs of the property. The lease expires on September 30, 2004. The Company is in the process of negotiations to extend the term of the lease and modify the monthly rental payments. No monthly rental payments beyond September 30, 2004 are included in the table below.

In connection with the February 2003 sale of the Company's Easton, Pennsylvania facility, the Company entered into a leaseback arrangement for 25,000 square feet of office space for five years. The leasing agreement requires fixed monthly rentals of $17,188 (with annual increases of 3%). The terms of the lease also require the payment of a proportionate share of the facility's operating expenses. The lease expires on February 21, 2008.

The Company also leases certain automobiles and office equipment, computer equipment, and software under various operating leases with terms extending through September 2007.

Future contractual obligations and commercial commitments at December 31, 2003 as noted above are as follows:

	Payments Due by Period					
	Total	Less Than 1 Year	2 Years	3 Years	4 Years	5 Years
Contractual obligations:						
Operating leases	$ 1,409,000	631,000	282,000	228,000	234,000	34,000
Total............	$ 1,409,000	631,000	282,000	228,000	234,000	34,000

		Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less Than 1 Year	2 Years	3 Years	4 Years	5 Years
Other commercial commitments:						
Letters of credit...........	$200,000	200,000	-	-	-	-
Line of credit...........	-	-	-	-	-	-

Off-Balance Sheet Arrangements

As of December 31, 2003, the Company had no off-balance sheet arrangements in the nature of guarantee contracts, retained or contingent interests in assets transferred to unconsolidated entities (or similar arrangements serving as credit, liquidity, or market risk support to unconsolidated entities for any such assets), or obligations (including contingent obligations) arising out of variable interests in unconsolidated entities providing financing, liquidity, market risk, or credit risk support to the Company, or that engage in leasing, hedging, or research and development services with the Company.

Recently Issued Accounting Pronouncements

The adoption of SFAS No. 132 (revised), SFAS No. 146, SFAS No. 148, SFAS No. 150, FASB Interpretation No. 45, and FASB Interpretation No. 46 did not have a material impact on the Company's 2003 financial statements.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

The Company does not believe that its exposures to interest rate risk or foreign currency exchange risk, risks from commodity prices, equity prices and other market changes that affect market risk sensitive instruments are material to its results of operations.

Item 8. Consolidated Financial Statements and Supplementary Data

I N D E X

- Independent Auditors' Report.

- Consolidated Financial Statements:
  Consolidated Balance Sheets, December 31, 2003 and 2002.

  Consolidated Statements of Operations for the years ended December 31, 2003, 2002, and 2001.

  Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002, and 2001.

  Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001.

  Notes to Consolidated Financial Statements.

- Financial Statement Schedule for the years ended December 31, 2003, 2002, and 2001:

  II - Valuation and qualifying accounts

- All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

Independent Auditors' Report

The Board of Directors and Stockholders
Paragon Technologies, Inc.

We have audited the consolidated financial statements of Paragon Technologies, Inc. and subsidiary as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paragon Technologies, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, Paragon Technologies, Inc. changed its method of accounting for goodwill and other intangible assets in 2002.

KPMG LLP

Philadelphia, PA
March 8, 2004

PARAGON TECHNOLOGIES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2003 and 2002
(In Thousands, Except Share Data)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 5,591	5,385
Restricted cash	-	865
Receivables:		
Trade (net of allowance for doubtful accounts of $265 as of December 31, 2003 and $221 as of December 31, 2002)	5,277	4,285
Notes and other receivables	38	940
Total receivables	5,315	5,225
Costs and estimated earnings in excess of billings	521	128
Inventories:		
Raw materials	926	975
Work-in-process	106	109
Finished goods	159	291
Total inventories	1,191	1,375
Deferred income tax benefits	1,444	1,771
Prepaid expenses and other current assets	629	695
Total current assets	14,691	15,444
Property, plant and equipment, at cost:		
Land	-	27
Buildings and improvements	228	3,768
Machinery and equipment	3,643	4,291
	3,871	8,086
Less: accumulated depreciation	2,455	5,877
Net property, plant and equipment	1,416	2,209
Investment in joint venture	-	1,325
Goodwill	17,657	17,657
Other assets	10	68
Total assets	$ 33,774	36,703

See accompanying notes to consolidated financial statements.

PARAGON TECHNOLOGIES, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2003 and 2002
(In Thousands, Except Share Data)

	December 31, 2003	December 31, 2002
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ -	1,437
Accounts payable	2,671	2,403
Customers' deposits and billings in excess of costs and estimated earnings	2,180	2,271
Accrued salaries, wages, and commissions	304	544
Income taxes payable	894	154
Accrued product warranty	925	894
Deferred gain on sale-leaseback	165	-
Accrued other liabilities	2,507	1,769
Total current liabilities	9,646	9,472
Long-term liabilities:		
Long-term debt, excluding current installments:		
Term loan	-	4,263
Subordinated notes payable	-	3,000
Total long-term debt	-	7,263
Other long-term liability	-	401
Deferred gain on sale-leaseback	523	-
Deferred income taxes payable	1,594	1,713
Deferred compensation	42	25
Total long-term liabilities	2,159	9,402
Stockholders' equity:		
Common stock, $1 par value; authorized 20,000,000 shares; issued and outstanding 4,277,595 shares as of December 31, 2003 and 4,256,098 shares as of December 31, 2002	4,278	4,256
Additional paid-in capital	7,586	7,313
Retained earnings	10,105	6,504
Accumulated other comprehensive loss	-	(244)
Total stockholders' equity	21,969	17,829
Total liabilities and stockholders' equity	$ 33,774	36,703

See accompanying notes to consolidated financial statements.

PARAGON TECHNOLOGIES, INC. AND SUBSIDIARY
Consolidated Statements Of Operations
For the Years Ended December 31, 2003, 2002, and 2001
(In Thousands, Except Share and Per Share Data)

	December 31, 2003	December 31, 2002	December 31, 2001
Net sales	$ 37,295	38,224	50,752
Cost of sales	27,847	28,951	38,327
Gross profit on sales	9,448	9,273	12,425
Selling, general and administrative expenses	9,436	8,558	10,161
Product development costs	400	358	456
Amortization of goodwill	-	-	468
Restructuring charges (credits)	(264)	(859)	1,538
Interest expense	676	1,046	1,298
Interest income	(76)	(112)	(252)
Equity in income of joint ventures	(256)	(58)	(542)
Loss (gain) on sale of SI/BAKER joint venture	(4,901)	-	-
Loss (gain) on disposition of property, plant and equipment	(1,354)	(94)	52
Other income, net	(422)	(496)	(435)
	3,239	8,343	12,744
Earnings (loss) before income taxes	6,209	930	(319)
Income tax expense (benefit)	2,424	267	(257)
Net earnings (loss)	$ 3,785	663	(62)
Basic earnings (loss) per share	$ .89	.16	(.01)
Diluted earnings (loss) per share	$ .87	.15	(.01)
Weighted average shares outstanding	4,269,274	4,231,878	4,210,819
Dilutive effect of stock options	95,438	64,706	-
Dilutive effect of phantom stock units	-	3,609	-
Weighted average shares outstanding assuming dilution	4,364,712	4,300,193	4,210,819

See accompanying notes to consolidated financial statements.

PARAGON TECHNOLOGIES, INC. AND SUBSIDIARY
Consolidated Statements Of Stockholders' Equity
For the Years Ended December 31, 2003, 2002, and 2001
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance at December 31, 2000	$ 4,195	6,882	5,903	-	16,980	
Net loss	-	-	(62)	-	(62)	(62)
Cumulative impact of adoption of FAS 133, net of tax of $69	-	-	-	(96)	(96)	
Loss reclassified from other comprehensive income, net of tax of $51	-	-	-	89	89	
Change in fair value of derivative, net of tax of $141	-	-	-	(246)	(246)	(246)
Comprehensive loss	-	-	-	-	-	(308)
Stock options and awards exercised	17	124	-	-	141	
Issuance of common shares as interest payment on subordinated notes	10	65	-	-	75	
Balance at December 31, 2001	4,222	7,071	5,841	(253)	16,881	
Net earnings	-	-	663	-	663	663
Loss reclassified from other comprehensive income, net of tax of $49	-	-	-	197	197	
Change in fair value of derivative, net of tax of $47	-	-	-	(188)	(188)	(188)
Comprehensive income	-	-	-	-	-	475
Stock options exercised	5	31	-	-	36	
Issuance of common shares as interest payment on subordinated notes	29	211	-	-	240	
Balance at December 31, 2002	4,256	7,313	6,504	(244)	17,829	
Net earnings	-	-	3,785	-	3,785	3,785
Loss reclassified from other comprehensive income, net of tax of $62	-	-	-	98	98	
Amortization of other comprehensive income, net of tax of $138	-	-	-	219	219	
Change in fair value of derivative, net of tax of $43	-	-	-	(73)	(73)	(73)
Comprehensive income	-	-	-	-	-	3,712
Stock options exercised	12	153	(184)	-	(19)	
Tax benefit of stock option exercises	-	40	-	-	40	
Issuance of common shares as interest payment on subordinated notes	10	80	-	-	90	
Balance at December 31, 2003	$ 4,278	7,586	10,105	-	21,969	

See accompanying notes to consolidated financial statements.

PARAGON TECHNOLOGIES, INC. AND SUBSIDIARY
Consolidated Statements Of Cash Flows
For the Years Ended December 31, 2003, 2002, and 2001
(In thousands)

	December 31, 2003	December 31, 2002	December 31, 2001
Cash flows from operating activities:			
Net earnings (loss)	$ 3,785	663	(62)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation of plant and equipment	472	661	706
Amortization of intangibles	57	49	508
Loss (gain) on disposition of property, plant and equipment	(1,354)	(94)	52
Gain on sale of SI/BAKER joint venture	(4,901)	-	-
Amortization of deferred gain on sale-leaseback	(138)	-	-
Equity in income of joint ventures	(256)	(58)	(542)
Cash dividends received from joint venture	1,000	400	750
Issuance of common shares as interest payment on subordinated notes	90	240	75
Issuance of common shares as payment of employee's bonus	-	-	111
Noncash interest charges associated with settlement of interest rate swap contract	292	-	-
Change in operating assets and liabilities:			
Receivables	(90)	2,373	(257)
Costs and estimated earnings in excess of billings	(393)	116	1,421
Inventories	184	1,018	653
Deferred tax expenses	51	1,389	213
Prepaid expenses and other current assets	66	(46)	(102)
Other noncurrent assets	1	1	4
Accounts payable	268	(916)	(1,093)
Customers' deposits and billings in excess of costs and estimated earnings for completed and uncompleted contracts	(91)	(1,074)	(1,101)
Accrued salaries, wages, and commissions	(240)	(132)	(1,454)

PARAGON TECHNOLOGIES, INC. AND SUBSIDIARY
Consolidated Statements Of Cash Flows *(Continued)*
For the Years Ended December 31, 2003, 2002, and 2001
(In thousands)

	December 31, 2003	December 31, 2002	December 31, 2001
Cash flows from operating activities *(Continued)*:			
Income taxes payable	740	108	(323)
Accrued product warranty	31	31	6
Accrued other liabilities	738	(1,065)	1,376
Deferred compensation	17	(109)	(7)
Net cash provided by operating activities	329	3,555	934
Cash flows from investing activities:			
Proceeds from the disposition of property, plant and equipment	2,738	200	13
Proceeds from the divestment of joint ventures, net of advisory fees	5,482	125	-
Additions to property, plant and equipment	(237)	(275)	(692)
Net cash provided (used) by investing activities	7,983	50	(679)
Cash flows from financing activities:			
Sale of common shares in connection with employee incentive stock option plan	12	36	30
Decrease (increase) in restricted cash	865	(865)	-
Repayment of long-term debt	(8,700)	(3,505)	(2,096)
Settlement of interest rate swap contract	(283)	-	-
Net cash used by financing activities	(8,106)	(4,334)	(2,066)
Increase (decrease) in cash and cash equivalents	206	(729)	(1,811)
Cash and cash equivalents, beginning of period	5,385	6,114	7,925
Cash and cash equivalents, end of period	$ 5,591	5,385	6,114

See accompanying notes to consolidated financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business and Concentration of Credit Risk

The Company's Easton, Pennsylvania operation (hereafter referred to as "SI Systems") is a specialized systems integrator supplying SI Systems' branded automated material handling systems to manufacturing, assembly, order selection, and distribution operations customers located primarily in North America, including the U.S. government. The automated material handling systems are marketed, designed, sold, installed, and serviced by its own staff or subcontractors, as labor-saving devices to improve productivity, quality, and reduce costs. SI Systems' branded products are utilized to automate the movement or selection of products and are often integrated with other automated equipment such as conveyors and robots. Integrated material handling solutions involve both standard and specially designed components and include integration of non-proprietary automated handling technologies so as to provide turnkey solutions for its customers' unique material handling needs. The engineering staff develops and designs computer control programs required for the efficient operation of its systems and for optimizing manufacturing, assembly, and fulfillment operations.

The Company's Spring Lake, Michigan operation (hereafter referred to as "Ermanco"), is a manufacturer of Ermanco branded light to medium duty unit handling conveyor products, serving the material handling industry through a worldwide network of approximately 100 experienced material handling equipment distributors and licensees. Ermanco also provides complete conveyor systems for a variety of applications, including distribution and manufacture of computers and electronic products, utilizing primarily its own manufactured conveyor products, engineering services by its own staff or subcontractors, and subcontracted installation services. Ermanco supplies material handling systems and equipment to both national and international markets. Ermanco offers services ranging from the delivery of basic transportation conveyors to turnkey installations of complex, fully automated work-in-process production lines and distribution centers, utilizing sophisticated, custom-designed controls software.

In the years ended December 31, 2003, 2002, and 2001, no customer accounted for over 10% of sales. In the year ended December 31, 2001, various agencies of the U.S. government accounted for 10.3% of total sales.

The Company's products are sold on a fixed-price basis. Generally, contract terms provide for progress payments and a portion of the purchase price is withheld by the buyer until the system has been accepted. Generally, contract terms are net 30 days for product and parts sales, with progress payments for system-type projects. Many of Ermanco's sales are to distributors who have non-exclusive agreements with the Company. As of December 31, 2003, one customer owed the Company $585,000 in trade receivables. No other customer owed the Company in excess of 10% in trade receivables. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation process as well as the general creditworthiness of its customer base.

Reclassification

Certain amounts reported for prior years have been reclassified to conform to the current year's presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of SI Systems and Ermanco, a wholly-owned subsidiary, after elimination of intercompany balances and transactions.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The judgments made in assessing the appropriateness of the estimates and assumptions utilized by management in the preparation of the financial statements are based on historical and empirical data and other factors germane to the nature of the risk being analyzed. Materially different results may occur if different assumptions or conditions were to prevail. Estimates and assumptions are mainly utilized to establish the appropriateness of the allowance for doubtful accounts, inventory reserve, warranty reserve, revenue recognition, and impairment of long-lived assets.

Financial Instruments

The Company believes the market values of its short-term assets and liabilities, which are financial instruments, approximate their carrying values due to the short-term nature of the instruments.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash on deposit, amounts invested on an overnight basis with a bank, and other highly liquid investments purchased with an original maturity of three months or less. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts determined by a specific identification of individual accounts and other accounts based on historical experience. The Company writes off receivables upon determination that no further collections are probable.

Inventories

Inventories are valued at the lower of average cost or market. Inventories primarily consist of materials purchased or manufactured for stock.

Property, Plant and Equipment

Plant and equipment generally are depreciated on the straight-line method over the estimated useful lives of individual assets. The ranges of lives used in determining depreciation rates for machinery and equipment is 3 - 10 years. Maintenance and repairs are charged to operations; betterments and renewals are capitalized. Upon sale or retirement of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and the resultant gain or loss, if any, is credited or charged to earnings.

Investments in Joint Ventures

On March 1, 1993, the Company and Automated Prescription Systems, Inc. formed a 50/50 joint venture, SI/BAKER, INC. ("SI/BAKER"). In 1998, Automated Prescription Systems, Inc. was renamed McKesson Automation Systems Inc. ("McKesson"). On September 19, 2003, the Company sold its entire ownership interest in SI/BAKER to McKesson and received cash proceeds of $5,600,000. Prior to the sale, the Company accounted for its investment in the joint venture on the equity basis. The sale resulted in a gain of $4,901,000.

Investments in Joint Ventures *(Continued)*

On July 15, 1999, the Company and Egemin N.V. ("Egemin") of Schoten, Belgium formed a joint venture, SI-Egemin N.V. ("SI-Egemin"). The Company accounted for its investment in the joint venture on the equity basis. The Company divested of its investment in the SI-Egemin joint venture at the end of calendar year 2001. The divestment of the Company's investment in the SI-Egemin joint venture did not result in a material gain or loss.

Intangibles

Goodwill

On June 30, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," ("FAS 142") which establishes guidelines for the financial accounting and reporting of acquired goodwill and other intangible assets. On January 1, 2002, the Company adopted FAS 142, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Impairment losses, if any, will be measured as of January 1, 2002 and recognized as the cumulative effect of a change in accounting principle in 2002. FAS 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"). The Company had no acquisitions of goodwill or other intangible assets during 2001, 2002, and 2003.

As of January 1, 2002, the Company had unamortized goodwill of $17,657,000, all of which was attributable to Ermanco. FAS 142 requires that the Company completes a first phase of the impairment review for goodwill by June 30, 2002. The required review was completed during the second quarter of 2002 and did not indicate any impairment. Also, the Company completed an impairment review for goodwill as of December 31, 2002 and 2003, and those reviews did not indicate any impairment. During the years ended December 31, 2003, 2002 and 2001, goodwill and other intangible amortization was $57,000, $49,000, and $508,000, respectively.

Intangibles *(Continued)*

Comparison to Prior Year "As Adjusted"

The following table presents prior year reported amounts adjusted to eliminate the effect of goodwill amortization in accordance with FAS 142.

	Years Ended December 31, 2003	2002	2001
Reported net earnings (loss)	$ 3,785,000	663,000	(62,000)
Add back: goodwill amortization, net of tax	-	-	281,000
Adjusted net earnings	$ 3,785,000	663,000	219,000
Basic net earnings (loss) per share:			
Reported net earnings (loss) per share	$ .89	.16	(.01)
Add back: goodwill amortization, net of tax	-	-	.06
Adjusted net earnings per share	$ .89	.16	.05
Diluted net earnings (loss) per share:			
Reported net earnings (loss) per share	$ .87	.15	(.01)
Add back: goodwill amortization, net of tax	-	-	.06
Adjusted net earnings per share	$ .87	.15	.05

Deferred Debt Issuance Cost

Deferred debt issuance costs incurred in connection with the line of credit and term loan are amortized over the period of the related facility.

During 2003, the Company prepaid its outstanding term loan with its principal bank and fully expensed the related unamortized debt issuance costs.

Asset Impairments

The Company reviews the recovery of the net book value of long-lived assets whenever events and circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the net book value, an impairment loss is recognized equal to an amount by which the net book value exceeds the fair value of assets.

Revenue Recognition

Revenues on systems contracts, accounted for in accordance with SOP 81-1 of the American Institute of Certified Public Accountants, are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts. Gross margin is recognized on the basis of the ratio of aggregate costs incurred to date to the most recent estimate of total costs. As contracts may extend over one or more years, revisions in cost and profit estimates during the course of the work are reflected in the accounting periods in which the facts requiring revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

Revenues on other sales of parts or equipment are recognized when title transfers pursuant to shipping terms. There are no installation or customer acceptance aspects of these sales.

Product Development Costs

The Company expenses product development costs as incurred.

Restructuring

In 2001, the Company restructured its business operations, including curtailment of a defined benefit plan, and recorded a charge of $1,538,000 for restructuring costs.

In December 2002, the Company partially settled its obligations by making lump-sum distributions to those participants who elected that payment option and correspondingly recorded a restructuring credit of $859,000 during 2002. In February 2003, the Company settled its remaining obligations by purchasing annuities for those participants who elected that payment option and correspondingly recorded a restructuring credit of $170,000 during 2003.

A roll-forward of restructuring activities is as follows (in thousands):

	Beginning Balance	Charge/ (Credit)	Cash Spending	Reversal/ Reclassification	Ending Balance
2003..............	$ 216	(264)	(54)	170	68
2002..............	$ 494	(859)	(278)	859	216
2001..............	$ -	1,538	(482)	(562)	494

The $68,000 restructuring accrual at December 31, 2003 relates to professional fees for the 2001 restructuring that are still expected to be paid and is included in accrued other liabilities.

During 2003, the Company recorded a restructuring credit of $94,000 associated with the reversal of a previously established severance accrual that was no longer required.

The amounts reclassified out of the restructuring accrual and included in accrued pension and retirement savings plan liabilities for the years ended December 31, 2003, 2002, and 2001 were $170,000, $859,000, and $(562,000), respectively.

Accrued Product Warranty

The Company's products are warranted against defects in materials and workmanship for varying periods of time depending on customer requirements and the type of system sold, with a typical warranty period of one year. The Company provides an accrual for estimated future warranty costs and potential product liability claims based upon a percentage of cost of sales, ranging from one to two percent depending on the type of system sold, and a detailed review of products still in the warranty period.

Accrued Product Warranty *(Continued)*

A roll-forward of warranty activities is as follows (in thousands):

	Beginning Balance	Additions Charged to Costs and Expenses	Deductions	Ending Balance
2003	$ 894	215	(184)	925
2002	$ 863	245	(214)	894
2001	$ 857	295	(289)	863

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to continue to account for its stock-based compensation plans under the guidelines of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense on options granted to employees for the stock option grants. The Company recognizes compensation expense on options granted to non-employee directors. To date, the effect of options granted to non-employee directors has been immaterial. Additional disclosure as required under the guidelines of SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), as amended by FAS 148, is included below. If the Company had elected to recognize stock-based compensation expense for options granted to employees based on the fair value of granted options at the grant date (as determined under FAS 123), net earnings (loss) (in thousands) and basic and diluted earnings (loss) per share for the years ended December 31, 2003, 2002, and 2001 would have been as follows:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Net earnings (loss), as reported	$ 3,785	663	(62)
Deduct: total stock-based employee compensation determined under fair value method, net of related tax effects	(80)	(280)	(150)
Pro forma net earnings (loss)	$ 3,705	383	(212)

Stock-Based Compensation *(Continued)*

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Earnings (loss) per share:			
Basic — as reported	$ .89	.16	(.01)
Basic — pro forma	$ .87	.09	(.05)
Diluted — as reported	$ .87	.15	(.01)
Diluted — pro forma	$ .85	.09	(.05)

The above pro forma net earnings (loss) and basic and diluted earnings (loss) per share were computed using the fair value of granted options at the date of grant as calculated by the Black-Scholes option pricing method. No options were granted to employees during the years ended December 31, 2003 and 2002. In order to perform this calculation, the following assumptions were made for the year ended December 31, 2001: dividend yield of 0%; risk-free interest rate of 3.92%; expected volatility of 34.7%, and an expected holding period of four years.

The Company also grants phantom stock units to its directors as deferred compensation. Such awards are redeemable in cash or the Company's common stock at the director's option and are accounted for in accordance with APB Opinion No. 25 as stock appreciation rights. Expense (Income associated with the reversal of previously recognized expense) for the phantom stock unit plan was $0, $2,000, and $8,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share for the years ended December 31, 2003, 2002, and 2001 are based on the weighted average number of shares outstanding. In addition, diluted earnings (loss) per share reflect the effect of dilutive securities which include phantom stock units, and the shares that would be outstanding assuming the exercise of dilutive stock options. The number of shares that would be issued from the exercise has been reduced by the number of shares that could have been purchased from the proceeds at the average market price of the Company's common stock.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Basic Earnings (Loss) Per Share	Effect of Dilutive Securities	Diluted Earnings (Loss) Per Share
For the year ended December 31, 2003			
Income numerator	$ 3,785,000	-	3,785,000
Shares denominator	4,269,274	95,438	4,364,712
Per share amount	$ .89		.87
For the year ended December 31, 2002			
Income numerator	$ 663,000	1,000	664,000
Shares denominator	4,231,878	68,315	4,300,193
Per share amount	$ .16		.15
For the year ended December 31, 2001			
Income (loss) numerator	$ (62,000)	-	(62,000)
Shares denominator	4,210,819	-	4,210,819
Per share amount	$ (.01)		(.01)

Cash Flow Hedge

In accordance with the provisions of SFAS No. 133, as amended, the Company recognizes all derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, the Company generally designates the derivative as a hedge of a forecasted transaction (cash flow hedge) or of the variability of cash flows to be received or paid related to a recognized asset or liability. The Company records in accumulated other comprehensive income or loss changes in the fair value of derivatives that are designated as and meet all the required criteria for a cash flow hedge. The Company then reclassifies these amounts into earnings as the underlying hedged item affects earnings. The Company records immediately in earnings changes in the fair value of derivatives that are not designated as hedges.

Recently Issued Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement nullifies Emerging Issues Task Force Issue 94-3. "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The application of FAS 146 did not have an effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have an effect on the Company's financial statements. The disclosure requirements were effective for the Company's 2002 financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("FAS 148"), which amends SFAS No. 123, to provide alternative methods of accounting for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. The disclosure requirements are included in the 2003 financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The application of FAS 150 did not have an effect on the Company's financial statements.

In December 2003, the Company adopted SFAS No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132") as amended. This standard retains the existing disclosures and requires additional disclosures to provide details about pension plan assets, benefit obligations, cash flows, benefit costs, and related information. The disclosure requirements are included in the 2003 financial statements.

Recently Issued Accounting Pronouncements *(Continued)*

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces Interpretation No. 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. The Company will be required to apply FIN 46R to variable interest entities ("VIE") created after December 31, 2003. For variable interest in VIEs created before January 1, 2004, FIN 46R will be applied beginning January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, then fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIEs. The application of FIN 46R is not expected to have a material effect on the Company's financial statements.

(2) Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts are as follows (in thousands):

	December 31, 2003	December 31, 2002
Costs and estimated earnings on uncompleted contracts	$ 13,584	19,655
Less: billings to date	15,243	21,798
	$ (1,659)	(2,143)
Included in accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings	$ 521	128
Customers' deposits and billings in excess of costs and estimated earnings	(2,180)	(2,271)
	$ (1,659)	(2,143)

(3) Line of Credit

The Company has a line of credit facility which may not exceed $1,000,000 and is to be used primarily for working capital purposes. Interest on the line of credit facility is at the bank's prime rate of interest or LIBOR Market Index Rate plus 2%.

To obtain the line of credit, the Company granted the bank a security interest in all personal property, including, without limitation, all accounts, deposits, documents, equipment, fixtures, general intangibles, goods, instruments, inventory, letters of credit, money, and securities. The line of credit facility contains various restrictive covenants relating to additional indebtedness, asset acquisitions or dispositions, investments, and guarantees. In addition, the Company is restricted from paying dividends in excess of 15% of its net earnings. The Company was in compliance with all covenants as of December 31, 2003. As of December 31, 2003, the Company did not have any borrowings under the line of credit facility, and the line of credit facility expires effective June 30, 2004.

(4) Long-Term Debt

A summary of long-term debt follows *(in thousands)*:

	December 31, 2003	December 31, 2002
Term loan	$ -	5,700
Subordinated notes payable	-	3,000
Capital lease obligations	-	-
Total	-	8,700
Less: current installments of long-term debt	-	1,437
Long-term debt	$ -	7,263

The Company received $14,000,000 in the form of a seven-year term loan from its principal bank to finance the acquisition of Ermanco on September 30, 1999. The interest rate on the term loan was variable at a rate equal to the three-month LIBOR Market Index Rate plus 2.65%.

On September 30, 1999, the Company also issued promissory notes to fourteen stockholders of Ermanco, two of which are directors of the Company (Messrs. Shulman and Kirschner), in the original aggregate principal amount of $3,000,000. The notes, with an original term of seven years, bore interest at an annual rate of 10% through September 30, 2002, 12% from October 1, 2002 through September 30, 2004, and 14% from October 1, 2004 through September 30, 2006. Interest on the promissory notes was payable quarterly, in cash or under certain conditions, in the Company's common stock upon approval of the Company's Board of Directors.

In 2003, the Company prepaid all of its outstanding term and subordinated debt. The settlement of the subordinated debt resulted in a gain of $150,000, which is included in interest expense.

(5) Capital Stock Options

The following is a summary of options available for grant and changes in options outstanding under the Company's 1992 Incentive Stock Option Plan ("ISOP") and 1997 Equity Compensation Plan ("ECP") for the years ended December 31, 2003, 2002, and 2001:

	2003		2002		2001	
	Number of Stock Options Outstanding	Weighted Average Exercise Price Per Share	Number of Stock Options Outstanding	Weighted Average Exercise Price Per Share	Number of Stock Options Outstanding	Weighted Average Exercise Price Per Share
Total of 1992 ISOP and 1997 ECP:						
Balance as of January 1	525,516	$ 7.78	556,771	$ 7.81	536,337	$ 8.13
Granted	-	-	20,000	8.20	142,000	7.50
Exercised	(39,706)	6.67	(5,563)	6.69	(4,450)	6.62
Lapsed	(146,688)	8.95	(45,692)	8.47	(117,116)	8.94
Balance as of December 31	339,122	$ 7.40	525,516	$ 7.78	556,771	$ 7.81

(5) Capital Stock Options *(Continued)*

The following table summarizes information about stock options outstanding as of December 31, 2003:

Options Outstanding			Options Exercisable	
Exercise Price	Number of Stock Options Outstanding	Remaining Life (Years)	Exercise Price	Number of Stock Options Exercisable
$10.00	22,100	.55	10.00	22,100
8.25	39,000	.75	8.25	39,000
7.06	39,000	1.11	7.06	29,250
5.88	4,922	1.35	5.88	2,422
6.63	122,600	1.84	6.63	91,950
7.50	91,500	2.61	7.50	45,750
8.12	10,000	3.47	8.12	2,500
8.27	10,000	3.27	8.27	2,500
$ 7.40	339,122	1.87	$ 7.46	235,472

Under the Company's 1992 Incentive Stock Option Plan, officers and key employees were granted options to purchase shares of common stock at the market price at the date of grant. Options became exercisable in increments of 25% on the anniversary date of the grant; thus, at the end of four years, the options were fully exercisable. There are no options outstanding under the 1992 ISOP. The Plan expired in July 2002.

In July 1997, the stockholders adopted the 1997 Equity Compensation Plan ("ECP"), which will expire in July 2007. The ECP provides for grants of stock options, restricted stock, and stock appreciation rights to selected employees, key advisors who perform valuable services, and directors of the Company. In addition, the ECP provides for grants of performance units to employees and key advisors. The ECP, as amended by shareholders in August 2000 and June 2001, authorizes up to 1,012,500 shares of common stock for issuance pursuant to the terms of the plan. Under the Company's ECP, officers, directors, and key employees have been granted options to purchase shares of common stock at the market price at the date of grant. The Company recognizes compensation expense on options granted to non-employee directors. To date, the effect of options granted to non-employee directors has been immaterial. Options become exercisable in increments of 25% on the anniversary date of the grant; thus, at the end of four years, the options are fully exercisable. As of December 31, 2003, 339,122 options are outstanding under the plan, and all options have a term of five years.

(6) Employee Benefit Plans

The Company maintains a defined benefit plan for employees covered by its collective bargaining agreement. Retirement benefits are based on the employee's years of service multiplied by the appropriate monthly benefit amount. Employee compensation does not impact pension benefits. The Company's policy is to fund plans in compliance with applicable laws and regulations. Assets of the Company's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, mutual funds, and cash or cash equivalents.

The benefit obligations for the Company's defined benefit plans were (in thousands):

	2003	2002
Change in benefit obligations:		
Benefit obligation at beginning of year	$ 1,526	3,193
Service cost (excluding administrative expenses)	88	71
Interest cost	60	216
Actuarial loss	197	756
Benefits and expenses paid	(1,179)	(2,710)
Benefit obligation at end of year	$ 692	1,526

The fair value of the plan assets of the Company's defined benefit plans follows (in thousands):

	2003	2002
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 1,730	4,045
Actual return on plan assets	49	328
Employer contribution	112	67
Expenses	(35)	-
Benefits paid	(1,144)	(2,710)
Fair value of plan assets at end of year	$ 712	1,730

Prepaid pension asset (accrued pension liability) included in the Company's balance sheets were (in thousands):

	2003	2002
Reconciliation to balance sheets:		
Funded status:		
Plan assets in excess of benefit obligation	$ 20	204
Unrecognized net actuarial loss (gain)	152	(233)
Unrecognized net obligation	(11)	(13)
Unrecognized prior service costs	5	6
Prepaid pension asset (accrued pension liability) recognized in the Company's balance sheets	$ 166	(36)

(6) Employee Benefit Plans *(Continued)*

Amounts recognized in the Company's balance sheets were (in thousands):

	2003	2002
Prepaid (accrued) pension cost	$ 166	(36)
Accrued benefit liability	-	-
Accumulated other comprehensive income	-	-
Net amount recognized	$ 166	(36)

The Company uses the projected unit credit actuarial method to compute pension expense, which includes amortization of past service costs over 30 years. The net periodic pension expense (benefit) and total pension expense (benefit) for the years ended December 31, 2003, 2002, and 2001 includes the following components (in thousands):

	2003	2002	2001
Service cost-benefits earned during the period	$ 88	71	182
Interest cost on projected benefit obligation	60	216	216
Expected return on plan assets - increase	(91)	(302)	(277)
Amortization of net asset	-	-	(1)
Amortization of prior service cost	-	-	60
Recognized net actuarial gain	(2)	(86)	(187)
Net periodic pension expense (benefit)	55	(101)	(7)
Curtailment cost (settlement credit)	(144)	(859)	562
Total pension expense (benefit)	$ (89)	(960)	555

The weighted average rates and actuarial assumptions used to develop the net periodic pension expense (benefit) and the projected benefit obligation for the plans were:

	2003	2002	2001
Discount rate	6.5%	5.32% and 7.0%	7.0% and 7.25%
Expected long-term rate of return on plan assets	8.0%	8.0% and 8.50%	8.0% and 8.50%

The expected long-term rate of return on assets was developed through analysis of historical market returns, current market conditions, the plans past experience, and the general mix of assets held by the plans.

(6) Employee Benefit Plans *(Continued)*

The plans weighted-average target allocation and asset allocations by asset category are as follows (in thousands):

	Target Allocations	2003	2002
Asset Category:			
Equity securities	60%	48%	11%
Fixed income securities	35%	42%	8%
Cash and equivalents	5%	10%	81%
Total	100%	100%	100%

The primary investment objective of the plans is to ensure, over the long-term life of the plans, an adequate pool of assets to support the benefit obligations to participants, retirees, and beneficiaries. A secondary objective of the plans is to achieve a level of investment return consistent with a prudent level of portfolio risk that will minimize the financial impact of the plans on the Company.

The Company operates a number of defined contribution plans for employees. The plans contain a Company match feature and one plan also contains provisions for profit sharing contributions in the form of cash as determined annually by the Board of Directors. Total expense for these plans was $151,000, $157,000, and $199,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

(7) Income Taxes

The provision for income tax expense (benefit) consists of the following (in thousands):

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Federal - current	$ 1,982	(1,146)	(510)
- deferred	(214)	1,326	322
	1,768	180	(188)
State - current	388	22	32
- deferred	265	63	(109)
	653	85	(77)
Foreign - current	3	2	8
	$ 2,424	267	(257)

(7) Income Taxes *(Continued)*

The reconciliation between the U.S. federal statutory rate and the Company's effective income tax rate is (in thousands):

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Computed tax expense (benefit) at statutory rate of 34%	$ 2,111	316	(108)
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal benefit	431	56	(51)
Equity in income of joint venture and dividend received deduction from joint venture distribution	(272)	(109)	(139)
Miscellaneous items	154	4	41
	$ 2,424	267	(257)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2002 are presented below (in thousands):

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Net operating and built-in loss carryforward (federal loss of $173 expires through 2007)	$ 188	529
Capital loss carryforward	-	168
Inventories	298	363
Accrued restructuring costs	26	73
Accrued warranty costs	355	343
Accrued pension costs	-	20
Accrued settlement costs	420	-
Accruals for other expenses, not yet deductible for tax purposes	741	536
Interest rate swap	-	157
Total gross deferred tax assets	2,028	2,189
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	(159)	(190)
Amortization	(1,854)	(1,305)
Investment in SI/BAKER joint venture	-	(472)
Other	(165)	(164)
Total gross deferred tax liabilities	(2,178)	(2,131)
Net deferred tax assets (liabilities)	$ (150)	58

(7) Income Taxes *(Continued)*

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2003.

(8) Contingencies

In July 2003, a competitor filed an action against the Company in the United States District Court for the District of New Jersey alleging that certain of the Company's products infringed patents held by the competitor and also asserting claims for breach of contract, unjust enrichment, unfair competition, tortious interference with prospective economic advantage, and violation of New Jersey's consumer fraud act as a result of alleged improper use of the competitor's trade secrets, technology, and other proprietary information. Based on these allegations, the competitor was seeking monetary damages and injunctive relief against the Company.

In February 2004, a settlement was reached between the Company and the competitor. Under the settlement, the competitor dismissed the action and agreed that the Company's products involved in the litigation are immune from suit for infringement of any of the competitor's intellectual property rights. In exchange, Paragon agreed to dismiss its counterclaims and paid the competitor $1,125,000. Total costs associated with the litigation recognized during 2003, inclusive of settlement costs and legal costs, were $1,375,000.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(9) Commitments and Related Party Transactions

Ermanco's operations are located in a 94,000 square foot steel building in Spring Lake, Michigan. The building is leased from a limited liability company that is affiliated with the Company through a common director and officer of the Company, Messrs. Shulman and Kirschner. The leasing agreement requires fixed monthly rentals of $33,283 (with annual increases of 2.5%), which includes a variable portion based on the lessor's borrowing rate and the unpaid mortgage balance. The terms of the lease require the payment by Ermanco of all taxes, insurance, and other ownership related costs of the property. The lease expires on September 30, 2004. The Company is in the process of negotiations to extend the term of the lease and modify the monthly rental payments. The Company paid $395,000, $394,000, and $394,000 in the years ended December 31, 2003, 2002, and 2001, respectively, under this leasing arrangement.

(9) Commitments and Related Party Transactions *(Continued)*

In connection with the February 2003 sale of the Company's Easton, Pennsylvania facility, the Company entered into a leaseback arrangement for 25,000 square feet of office space for five years. The leasing agreement requires fixed monthly rentals of $17,188 (with annual increases of 3%). The terms of the lease also require the payment of a proportionate share of the facility's operating expenses. The lease expires on February 21, 2008. The sales-leaseback resulted in a total gain of $2,189,000, of which $1,363,000 was recorded as a gain in 2003. The remaining gain of $826,000 was deferred and is being recognized as a reduction in rent expense over the term of the lease. During 2003, $138,000 of the deferred gain was recognized.

The Company also leases certain automobiles and office equipment, computer equipment, and software under various operating leases with terms extending through September 2007.

Total rental expense, including short-term leases, in the years ended December 31, 2003, 2002, and 2001 approximated $718,000, $555,000, and $584,000, respectively.

Future minimum rental commitments at December 31, 2003 are as follows (in thousands):

	Operating Leases
2004	$ 631
2005	282
2006	228
2007	234
2008	34
Total	$ 1,409

The Company has an employment agreement with Leon C. Kirschner, a director of the Company and President of Ermanco Incorporated. The employment agreement entitles Mr. Kirschner to receive annual compensation during the term of the employment agreement, participate in a bonus plan, plus usual and customary fringe benefits associated with being an employee of the Company. Under certain circumstances, the employment agreement provides for post termination severance payments.

See Note 11 of Notes to Consolidated Financial Statements for transactions related to the Company's former SI/BAKER joint venture.

(10) Cash Flow Information

Supplemental disclosures of cash flow information for the years ended December 31, 2003, 2002, and 2001, are as follows (in thousands):

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Supplemental disclosures of cash flow information:			
Cash paid (received) for:			
Interest	$ 456	761	1,030
Income taxes	$ 720	(667)	195
Supplemental disclosures of noncash investing and financing activities:			
Equity impact from exercise of non-qualified stock options	$ 40	-	-
Withholding of common shares for income tax withholding obligations arising from exercise of non-qualified stock options	$ (31)	-	-
Receivable associated with the divestment of a joint venture	$ -	-	125

(11) Joint Ventures

On September 19, 2003, the Company sold its entire ownership interest in its SI/BAKER joint venture. Prior to the sale, the Company had entered into various transactions with its former SI/BAKER joint venture as follows:

	December 31, 2002
SI/BAKER, INC., 50% owned by the Company:	
Balance Sheets data *(in thousands)*:	
Amount included in notes and other receivables	$ 69
Amount included in costs and estimated earnings in excess of billings	1
Investment in the Company's former SI/BAKER joint venture	1,325

	2003	2002	2001
Statements of Operations Data *(in thousands)*:			
Systems and services sold under various subcontracts	$ 62	$ 194	876
Reimbursement for administrative and other services provided	9	24	55
Royalty income	226	167	243

Information pertaining to the Company's former investment in its SI/BAKER joint venture is as follows *(in thousands)*:

Balance at December 31, 2001	$ 1,667
Equity in net earnings	58
Cash dividends	(400)
Balance at December 31, 2002	1,325
Equity in net earnings	256
Cash dividends	(1,000)
Sale of the Company's 50% investment in the SI/BAKER joint venture	(581)
Balance at December 31, 2003	$ -

Summary financial information and operating results prior to the sale of the Company's former SI/BAKER joint venture are set forth in the following table *(in thousands)*:

	December 31, 2002
Current assets	$ 3,969
Property, plant and equipment, net	240
Current liabilities	1,532
Long-term liabilities	28
Net assets	$ 2,649

	2003	2002	2001
Net sales	$ 11,279	8,329	12,139
Net earnings	$ 513	116	1,257

(11) Joint Ventures *(Continued)*

Operations of the SI-Egemin joint venture were not material to the Company during the year ended December 31, 2001. The Company divested of its investment in the SI-Egemin joint venture at the end of calendar year 2001.

(12) Major Segments of Business

Operating segments are defined as components of an enterprise in which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company identified such segments based on both management responsibility and types of products offered for sale.

The Company operates in two major market segments, and products are sold worldwide as follows (in thousands):

For the year ended December 31, 2003:	SI Systems	Ermanco	Total
Sales	$ 12,083	25,212	37,295
Earnings before interest expense, interest income, equity in income of joint venture, gain on sale of SI/BAKER joint venture, gain on disposition of property, plant and equipment, and income taxes	120	178	298
Gain on sale of SI/BAKER joint venture	4,901	-	4,901
Gain on disposition of property, plant and equipment	1,354	-	1,354
Total assets	5,263	28,511	33,774
Capital expenditures	76	161	237
Depreciation and amortization expense	139	333	472

For the year ended December 31, 2002:	SI Systems	Ermanco	Total
Sales	$ 14,906	23,318	38,224
Earnings (loss) before interest expense, interest income, equity in income of joint venture, and income taxes	2,248	(442)	1,806
Total assets	9,046	27,657	36,703
Capital expenditures	64	211	275
Depreciation and amortization expense	233	428	661

For the year ended December 31, 2001:	SI Systems	Ermanco	Total
Sales	$ 19,008	31,744	50,752
Earnings (loss) before interest expense, interest income, equity in income of joint ventures, and income taxes	(750)	935	185
Total assets	10,660	30,683	41,343
Capital expenditures	128	564	692
Depreciation and amortization expense	323	851	1,174

All of the Company's sales originate in the United States, and there are no long-lived assets existing outside the United States. International sales were $2,865,000, $1,682,000, and $5,325,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

(13) Quarterly Financial Information *(Unaudited)*

Selected Quarterly Financial Data
(In thousands, except per share amounts)

For the Year Ended December 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 8,564	10,983	8,742	9,006
Gross profit on sales	$ 2,204	2,924	2,234	2,086
Net earnings (loss)	$ 1,011	617	2,412	(255)
Basic earnings (loss) per share	$ .24	.14	.56	(.06)
Diluted earnings (loss) per share	$ .23	.14	.55	(.06)

For the Year Ended December 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$10,752	9,908	9,010	8,554
Gross profit on sales	$ 2,889	2,486	1,891	2,007
Net earnings (loss)	$ 343	123	(402)	599
Basic earnings (loss) per share	$ .08	.03	(.09)	.14
Diluted earnings (loss) per share	$ .08	.03	(.09)	.13

For the Year Ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$13,930	12,221	12,796	11,805
Gross profit on sales	$ 3,593	3,063	3,297	2,472
Net earnings (loss)	$ 126	(808)	469	151
Basic earnings (loss) per share	$ .03	(.19)	.11	.04
Diluted earnings (loss) per share	$ .03	(.19)	.11	.04

PARAGON TECHNOLOGIES, INC. AND SUBSIDIARY **Schedule II**

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2003, 2002, and 2001

(In thousands)

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Year ended December 31, 2003	$ 221	44	-	265
Year ended December 31, 2002	$ 54	171	4	221
Year ended December 31, 2001	$ 54	20	20	54

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) An evaluation was performed under the supervision and with the participation of the Company's management, including its Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2003. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized, and reported as specified in Securities and Exchange Commission rules and forms.

(b) There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of such controls that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning the Company's directors is as follows:

Name, Other Positions or Offices With The Company and Principal Occupation for Past Five Years	Director Since	Age
L. Jack Bradt	1958	76
L. Jack Bradt was the founder in 1958 and for 30 years President and CEO of SI Handling Systems, Inc., renamed Paragon Technologies, Inc. shortly after the Company acquired Ermanco Incorporated. Mr. Bradt has continued as a director of the Company since its inception. He is active as a director in a number of local, state, and national organizations involved in business, education, human services, and government.		
Leon C. Kirschner	1999	63
Leon C. Kirschner is the Chief Operating Officer of the Company and President of Ermanco Incorporated since 1983.		
Theodore W. Myers	2002	60
Theodore W. Myers is the Chairman of the Board of the Company. Mr. Myers retired from Tucker Anthony Sutro, an investment banking firm, where he was First Vice President and Branch Manager of the Phillipsburg, New Jersey satellite office, where he served from 1991 to 2000.		

Name, Other Positions or Offices With The Company and Principal Occupation for Past Five Years	Director Since	Age
Anthony W. Schweiger	2001	62

Anthony W. Schweiger is President and CEO of The Tomorrow Group, LLC, a governance and management consultancy. He is also a principal of e-brilliance, LLC, a software and IT education consultancy. Mr. Schweiger's business experience includes governance oversight, capital market management, risk management, technology, and strategic planning. Since 1992, he has been a director and Governance Chair of Radian Group Inc., a NYSE traded global provider of credit enhancement products. He also serves on Radian's Audit and Executive Committees. He has also been an investor and director of Input Technologies, LLC, a supplier of human-to-machine interface products and services since February 1998. In his capacity as a consultant, Mr. Schweiger advises various service and technology businesses on governance, operational, and strategic issues.

Steven Shulman	1999	63

Steven Shulman has been an investment banker through his wholly-owned company, The Hampton Group. Currently, Mr. Shulman is a shareholder and director in a diversified group of companies, including Transportation Technologies, Inc., TNP Enterprises, Inc., Terrace Food Group, Inc., PlasmaSol Corp., C3i Inc., Beacon Capital Partners, Inc., and Ark Restaurants Corp. In addition, he serves as Chairman of Terrace Food Group, Inc. Mr. Shulman serves as Vice Chairman of the Board of Stevens Institute of Technology. Mr. Shulman was also a director of Ermanco Incorporated at the time of its acquisition by the Company on September 30, 1999.

Leonard S. Yurkovic	2002	66

Leonard S. Yurkovic returned to the Company as President and CEO in October 2003 and is also the Vice Chairman of the Board of the Company. Mr. Yurkovic started with the Company in 1979 as Vice President – Finance. Throughout the 1980s, Mr. Yurkovic was appointed to several executive-level positions at the Company, having been named President and Chief Operating Officer in 1985, Managing Director of European Operations in 1987, and then President and Chief Executive Officer in 1988. Mr. Yurkovic originally retired from the Company as CEO and a member of the Board of Directors in 1999.

The names, ages, and offices with the Company of its executive officers are as follows:

Name	Age	Office
Leonard S. Yurkovic	66	President and Chief Executive Officer, Director
Leon C. Kirschner	63	Chief Operating Officer, President - Ermanco, Director
Ronald J. Semanick	42	Vice President - Finance, Chief Financial Officer, Treasurer, and Secretary
Gordon A. Hellberg	50	Vice President - Sales, Vice President - Sales of Ermanco Incorporated

Information regarding Messrs. Yurkovic and Kirschner is provided above.

Mr. Semanick was appointed Vice President - Finance, Chief Financial Officer, and Treasurer of the Company on May 10, 2000, and was appointed Secretary of the Company on July 13, 1994. Previously, Mr. Semanick held the positions of Controller, Manager of Financial Accounting, Senior Financial Accountant, and Financial Accountant. Prior to joining the Company in 1985, Mr. Semanick was employed as a Certified Public Accountant by Arthur Andersen & Company of Philadelphia, Pennsylvania. Mr. Semanick received a Bachelor's Degree in Accounting from Moravian College and his MBA in Finance from Wilkes University.

Mr. Hellberg was appointed Vice President - Sales of the Company on March 10, 2004, and has served Ermanco in various management positions since 1987, including Vice President - Sales. Mr. Hellberg received his B.S. in Engineering from Western Michigan University.

SECTION 16(a) — BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than 10% of our common stock (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish us with copies of these reports. Based solely on our review of those documents received by us, and written representations, if any, received from reporting persons with respect to the filing of reports on Forms 3, 4, and 5, we believe that all filings required to be made by the reporting persons for the year ended December 31, 2003 were made on a timely basis.

Audit Committee

The Audit Committee consists of three directors, Messrs. Bradt, Myers, and Schweiger, all of whom are "independent" as defined by the rules of the Securities and Exchange Commission and American Stock Exchange. The Board of Directors has determined that the Audit Committee does not currently have a member who qualifies as an "audit committee financial expert" as defined in regulations of the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002. Although no one member of the Audit Committee appears to meet all of the requirements of the definition of "audit committee financial expert", the Board of Directors believes that the members of the Audit Committee collectively possess the required attributes concerning the understanding of accounting principles generally accepted in the United States and financial statements, the application of such principles in connection with accounting for estimates, accruals and reserves, the understanding of internal control over financial reporting and the understanding of Audit Committee functions.

Code of Conduct

The Company has a Code of Business Conduct and Ethics, which is attached as Exhibit 14 to this annual report and can be viewed on the Company's website at www.ptgamex.com. The Company requires all employees, officers, and directors to adhere to this Code in addressing the legal and ethical issues encountered in conducting their work. The Code of Business Conduct and Ethics requires that the Company's employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the Company's best interest. The Company's Code of Business Conduct and Ethics is intended to comply with Item 406 of the SEC's Regulation S-K and the rules of the American Stock Exchange.

The Code of Business Conduct and Ethics includes procedures for reporting violations of the Code, which are applicable to all employees. The Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain, and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Code of Business Conduct and Ethics also includes these required procedures.

Item 11. Executive Compensation

Set forth below is certain information relating to compensation received by the Company's Chief Executive Officer and other executive officers (the "Named Executive Officers") of the Company.

Summary Compensation Table

Name and Position	Fiscal Year Ended	Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)(2)	Long Term Comp. Awards Stock Options (#)(3)	All Other Compensation ($)(4)
Leonard S. Yurkovic	12/31/03	$ 48,960	$ -	$ 2,215	-	$ 7,894
President and	12/31/02	-	-	-	10,000	-
Chief Executive	12/31/01	-	-	-	-	-
Officer (5)						
William R. Johnson	12/31/03	197,880	-	7,754	-	364,489
President and	12/31/02	265,200	-	9,600	-	9,021
Chief Executive	12/31/01	265,200	-	6,788	40,000	9,980
Officer (6)						
Leon C. Kirschner	12/31/03	260,545	-	9,600	-	2,000
Chief Operating	12/31/02	272,328	-	8,800	-	2,000
Officer and	12/31/01	265,277	3,928	8,063	25,000	54,209
President of Ermanco Incorporated						
Ronald J. Semanick	12/31/03	112,236	-	9,969	-	4,843
Vice President -	12/31/02	115,000	-	9,600	-	4,452
Finance, Chief	12/31/01	105,000	27,247	6,788	5,000	4,185
Financial Officer, and Treasurer						

Summary Compensation Table *(Continued)*

(1) This column includes employee pre-tax contributions to the Company's 401(k) Retirement Savings Plans.

(2) This column consists of an auto allowance for the business usage of personal automobiles for Messrs. Yurkovic, Johnson, and Semanick, and also automobile benefits for Mr. Kirschner. Effective September 14, 2001, the monthly auto allowance for Messrs. Johnson and Semanick is $800. Prior to September 14, 2001, the monthly auto allowance for Messrs. Johnson and Semanick was $410.

(3) Options become exercisable in increments of 25% on the anniversary date of the grant. Thus at the end of four years the options are fully exercisable. All options have a term of five years.

(4) This column includes the amounts expensed for financial reporting purposes for Company contributions to the Company's 401(k) Retirement Savings Plans pertaining to basic, matching, and profit sharing contributions for all Named Executive Officers. This column includes meals and lodging expenses of $6,262 for Mr. Yurkovic while away from his Maryland residence and working at the Company's headquarters in Easton, Pennsylvania. This column includes compensation in accordance with Mr. Johnson's Separation Agreement and Release as discussed below. This column includes the cost of supplemental health insurance and supplemental disability insurance plans for Mr. Kirschner. Pursuant to the supplemental health insurance and disability insurance plans, Mr. Kirschner received benefits in the amounts of $0, $0, and $52,509 for the years ended December 31, 2003, 2002, and 2001, respectively.

(5) Mr. Yurkovic became President and Chief Executive Officer of the Company in October 2003. His fiscal year 2003 compensation represents compensation from October 2003 through December 2003.

(6) The Company entered into a Separation Agreement and Release (the "Agreement") with Mr. Johnson whereby the Company agreed to provide Mr. Johnson with compensation and other contractual benefits pursuant to the terms of Mr. Johnson's Amended and Restated Executive Employment Agreement (the "Employment Agreement") dated October 1, 2001. In consideration for entering into the Agreement, Mr. Johnson received a payment of $356,203 less applicable tax withholdings.

Stock Options Granted to Named Executive Officers During The Year Ended December 31, 2003.

There were no options for the purchase of the Company's common stock awarded to the Named Executive Officers during the year ended December 31, 2003.

Stock Options Exercised During The Year Ended December 31, 2003 and Held by Named Executive Officers as of December 31, 2003.

The following table sets forth certain information regarding options for the purchase of the Company's common stock that were exercised and/or held by the Company's Named Executive Officers during the year ended December 31, 2003.

Aggregated Option Exercises in the Year Ended December 31, 2003 and Year-End Option Values

Name	# of Shares Acquired On Exercise	Value Realized	Number of Shares Covered By Unexercised Options at December 31, 2003 Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2003 Exercisable/ Unexercisable
Leonard S. Yurkovic	-	$ -	2,500/7,500	$ 3,950/11,850
William R. Johnson	29,769 (1)	104,672	- / -	- / -
Leon C. Kirschner	-	-	75,000/25,000	170,859/63,203
Ronald J. Semanick	5,078 (2)	20,845	18,172/8,750	49,358/26,594

(1) On June 16, 2003, Mr. Johnson acquired 29,769 shares of common stock, net of 3,109 shares withheld for the payment of applicable taxes, by exercising 32,878 options to obtain the shares.

(2) On June 16, 2003, Mr. Semanick acquired 5,078 shares of common stock by exercising 5,078 options to obtain the shares.

Employment Agreement with Leon C. Kirschner

The Company entered into an employment agreement with Leon C. Kirschner, a former stockholder of Ermanco Incorporated, on October 1, 1999. In accordance with the employment agreement, Mr. Kirschner was appointed as Corporate Vice President and a director of the Company and President of Ermanco Incorporated. On June 25, 2001, Mr. Kirschner was appointed Chief Operating Officer of the Company. The employment agreement was amended and restated effective August 28, 2002. Terms of the employment agreement include a base salary of $272,328 per year. The employment agreement entitles Mr. Kirschner to participate in the Company's Management Incentive Plan that provides for the opportunity to receive a bonus based upon the achievement of goals as defined for each fiscal year by the Board of Directors. Effective January 6, 2003, Mr. Kirschner's annual salary was temporarily reduced by 10% to $245,095 as part of a cost reduction initiative. Effective June 30, 2003, Mr. Kirschner's annual salary was adjusted to $258,712 and, effective October 13, 2003, Mr. Kirschner's annual salary was restored to $272,328.

Under the terms of the employment agreement, Mr. Kirschner shall perform his duties and responsibilities at the Company's Spring Lake, Michigan facility or at such other location in western Michigan as may be established from time to time by the President and CEO of the Company.

Employment Agreement with Leon C. Kirschner *(Continued)*

The Company has the right to terminate Mr. Kirschner's employment with or without cause. Cause is defined as any material breach of the employment agreement, disloyalty to the Company, willful misconduct, and conviction of a felony or other criminal act. Mr. Kirschner has the right to terminate the employment agreement voluntarily by giving the Company written notice of such termination no less than 180 days prior to the effective date of the termination. The employment agreement may also be terminated upon a change in control of the Company. The employment agreement provides for severance benefits that allow Mr. Kirschner to receive his salary for a period of 18 months plus a lump sum payment in an amount equal to one and one-half times the average of the bonus paid for the two (2) fiscal years preceding the year in which the termination becomes effective in the event of termination upon a change of control. In the event of termination without cause, the employment agreement also provides for severance benefits that allow Mr. Kirschner to receive his salary and health insurance coverage for a period of one year following effective date of the termination.

Other benefits normally made available by the Company to executive officers, including participation in a health plan, retirement savings plan, and receipt of automobile benefits are also made available to Mr. Kirschner under the employment agreement.

Separation Agreement and Release with William R. Johnson

The Company entered into a Separation Agreement and Release (the "Agreement") with Mr. Johnson whereby the Company agreed to provide Mr. Johnson with compensation and other contractual benefits pursuant to the terms of Mr. Johnson's Amended and Restated Executive Employment Agreement (the "Employment Agreement") dated October 1, 2001. As part of the Agreement, Mr. Johnson and the Company mutually agreed that the Employment Agreement terminated effective October 1, 2003 thereby terminating Mr. Johnson's employment relationship and all other positions with the Company, and Mr. Johnson also released the Company from any and all claims for wages and benefits including, without limitation, salary, stock options, severance pay, vacation pay, bonuses, and other employment-related claims. In consideration for entering into the Agreement, Mr. Johnson received a payment of $356,203 less applicable tax withholdings. In the event Mr. Johnson elects continuing COBRA health coverage, the Company shall reimburse Mr. Johnson for his premiums for COBRA continued health benefits coverage through October 1, 2004. In addition, in the event the Company wishes to consult with Mr. Johnson concerning his former areas of responsibility within the Company, the Company shall pay Mr. Johnson $1,250 per day for such consultancy plus actual travel expenses.

COMPENSATION OF DIRECTORS

Directors who are also employees of the Company receive no additional remuneration for their services as directors. Prior to November 6, 2002, the Chairman of the Board of Directors and other non-employee directors received an annual retainer of $12,000 and $6,000, respectively; a fee of $2,500 for each Board meeting attended; a fee of $600 per day for all Company-related activities undertaken at the request of the Chairman of the Board or the Chief Executive Officer of the Company; a fee of $300 per interview for all Company-related activities undertaken in connection with interviewing qualified candidates to fill vacancies in key positions within the Company; and a fee of $200 for each Board Meeting held by telephone conference. Effective November 6, 2002, the annual retainer and meeting fees were temporarily reduced by 20%. As part of this cost reduction initiative, the Chairman of the Board of Directors and other non-employee directors receives an annual retainer of $9,600 and $4,800, respectively, and a fee of $2,000 for each Board Meeting attended.

Item 11. Executive Compensation

Compensation of Directors *(Continued)*

Effective May 6, 2003, the Chairman of the Audit Committee receives an annual retainer of $5,000, and directors are paid for serving on Committees of the Board of Directors. Committee members receive a fee of $250 for each Committee Meeting held by telephone conference, a fee of $250 for each Committee Meeting held in conjunction with a Board Meeting, and a fee of $1,500 for each Committee Meeting except those held in conjunction with a Board Meeting. Effective July 1, 2003, the Chairman of the Board of Directors receives an annual retainer of $24,000. Effective October 13, 2003, non-employee directors receive an annual retainer of $12,000, a fee of $1,500 for each Board Meeting attended, and a fee of $250 for each Board meeting held by teleconference. Directors will continue to receive a fee of $600 per day for all Company-related activities undertaken at the request of the Chairman of the Board or the Chief Executive Officer of the Company, and a fee of $300 per interview for all Company-related activities undertaken in connection with interviewing qualified candidates to fill vacancies in key positions within the Company. Directors are also reimbursed for their customary and usual expenses incurred in attending Board and Committee Meetings including those for travel, food, and lodging.

The Company permits its directors, at their election, to defer receipt of payment of directors' fees. During the year ended December 31, 2003, $15,650 of directors' fees was deferred. Deferred directors' fees accrue interest at the prime rate of interest charged by the Company's principal bank or may be invested in units equivalent to shares of common stock of the Company. During the year ended December 31, 2003, there were no distributions under the Directors' Deferred Compensation Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is currently comprised of Mr. Shulman, Chairman, and Messrs. Bradt and Schweiger. Mr. Bradt was formerly the CEO of the Company. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Mr. Shulman is a party to certain transactions with the Company as described in Item 13. Certain Relationships and Related Transactions.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information as of March 10, 2004 (unless otherwise noted) regarding the ownership of common stock (i) by each person known by the Company to be the beneficial owner of more than 5% of the outstanding common stock, (ii) by each director or nominee of the Company, (iii) by the executive officers of the Company named in the Summary Compensation Table, and (iv) by all current executive officers and directors of the Company as a group. Unless otherwise stated, the beneficial owners exercise sole voting and/or investment power over their shares.

Beneficial Owner	Number of Shares Beneficially Owned	Right to Acquire Under Options Exercisable Within 60 Days	Percentage of Class (1)
Emerald Advisers, Inc. (2) 1703 Oregon Pike Suite 101 Lancaster, PA 17601	1,199,510	-	28.04%
L. Jack Bradt (3) 10 Ivy Court Easton, PA 18045	312,324	7,500	7.46%
Leon C. Kirschner	180,387	81,250	6.00%
Theodore W. Myers (4)	26,200	5,000	*
Anthony W. Schweiger	30,000	5,000	*
Steven Shulman	169,109	7,500	4.12%
Leonard S. Yurkovic	58,000	5,000	1.47%
Ronald J. Semanick	5,078	20,672	*
All current directors and executive officers as a group (8 persons) (3) (4)	782,618	153,672	21.13%

*Less than 1%.

(1) The percentage for each individual, entity or group is based on the aggregate number of shares outstanding as of March 10, 2004 (4,277,595) and all shares issuable upon the exercise of outstanding stock options held by each individual or group that are presently exercisable or exercisable within 60 days after March 10, 2004.

(2) This information is presented in reliance on information disclosed in a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2004.

(3) Includes 45,883 shares held by members of Mr. Bradt's immediate family. Mr. Bradt disclaims beneficial ownership of such shares.

(4) Includes 2,800 shares held by members of Mr. Myers' immediate family. Mr. Myers disclaims beneficial ownership of such shares.

Item 12. Security Ownership of Management and Certain Beneficial Owners
(Continued)

Equity Compensation Plan Information

The Company maintains the 1997 Equity Compensation Plan (the "1997 Plan") pursuant to which it may grant equity awards to eligible persons. The Company also maintains a deferred compensation plan for directors (the "Directors' Plan") which is described in more detail below.

The following table gives information about equity awards under the Company's 1997 Plan and the Directors' Plan.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders............	339,122	$ 7.40	607,797
Equity compensation plans not approved by security holders............	-	-	2,239
Total................................	339,122	$ 7.40	610,036

Directors' Plan

Directors may elect to defer receipt of payment of directors' fees. Deferred directors' fees accrue interest at the prime rate of interest charged by the Company's principal bank or may be invested in phantom units equivalent to shares of common stock of the Company. There are currently no phantom units outstanding.

Item 13. Certain Relationships and Related Transactions

To complete the acquisition of Ermanco on September 30, 1999, the Company issued $3,000,000 in subordinated promissory notes to the stockholders of Ermanco, including notes in the original principal amounts of $1,382,861 and $1,001,382 to Steven Shulman and Leon C. Kirschner, respectively. During 2003, the Company prepaid all of its outstanding subordinated debt. Both Mr. Shulman and Mr. Kirschner are directors of the Company, and Mr. Kirschner also serves as the president of Ermanco and Chief Operating Officer of the Company. Note 4 of the Notes to Consolidated Financial Statements provides additional information regarding the promissory notes issued to the fourteen stockholders of Ermanco, nine of whom continue to be employees of the Company.

Ermanco's operations are located in a 94,000 square foot steel building in Spring Lake, Michigan. The building is leased from a limited liability company that is affiliated with the Company through a common director and officer of the Company, Messrs. Shulman and Kirschner. The leasing agreement requires fixed monthly rentals of $33,283 (with annual increases of 2.5%), which includes a variable portion based on the lessor's borrowing rate and the unpaid mortgage balance. The terms of the lease require the payment by Ermanco of all taxes, insurance, and other ownership related costs of the property. The lease expires on September 30, 2004. The Company is in the process of negotiations to extend the term of the lease and modify the monthly rental payments.

The Company has an employment agreement with Leon C. Kirschner, a director of the Company and President of Ermanco Incorporated. The employment agreement entitles Mr. Kirschner to receive annual compensation during the term of the employment agreement, participate in a bonus plan, plus usual and customary fringe benefits associated with being an employee of the Company. Under certain circumstances, the employment agreement provides for post termination severance payments.

Item 14. Principal Accountant Fees and Services

KPMG LLP ("KPMG") served as the Company's independent auditors for 2003 and 2002.

Audit Fees

KPMG's fees for professional services rendered in connection with the audit of financial statements included in the Company's Form 10-K and review of financial statements included in the Company's Forms 10-Q and all other SEC regulatory filings were $159,800 for 2003 and $132,800 for 2002.

Audit-Related Fees

KPMG's fees for audit-related services were $10,000 for 2003 and $9,000 for 2002. These services were rendered in connection with audits of the Company's employee benefit plans.

Tax Fees

KPMG's fees for tax compliance and tax consultation services related to our annual federal and state tax returns were $80,850 for 2003 and $76,800 for 2002.

All Other Fees

No other fees were charged by KPMG to the Company other than those referenced above.

In accordance with our Audit Committee Charter, the Audit Committee approves in advance any and all audit services, including audit engagement fees and terms, and non-audit services provided to us by our independent auditors (subject to the de minimus exception for non-audit services contained in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended), all as required by applicable law or listing standards. The independent auditors and our management are required to periodically report to the Audit Committee the extent of services provided by the independent auditors and the fees associated with these services.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Index to Consolidated Financial Statements
Independent Auditors' Report
Consolidated Financial Statements
Consolidated Balance Sheets, December 31, 2003 and 2002
Consolidated Statements of Operations for the years ended December 31, 2003, 2002, and 2001
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002, and 2001
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001
Notes to Consolidated Financial Statements

2. Index to Financial Statement Schedule

II Valuation and Qualifying Accounts

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. Exhibits:

2.1 Stock Purchase Agreement dated as of August 6, 1999 among SI Handling Systems, Inc., Ermanco Incorporated, and the stockholders of Ermanco Incorporated (incorporated by reference to Exhibit 2.1 to Form 10-Q for the quarterly period ended August 29, 1999).

2.2 Stock Purchase Agreement by and among McKesson Automation Systems, Inc., Paragon Technologies, Inc., and SI/BAKER, INC. dated September 19, 2003 (incorporated by reference to Exhibit 2.2 on Form 8-K, filed on October 1, 2003).

3.1 Articles of Incorporation of Paragon Technologies, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 on Form 8-K, filed on December 11, 2001).

3.2 Bylaws of Paragon Technologies, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.2 on Form 8-K, filed on December 11, 2001).

10.1 Executive Officer Incentive Plan* (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K for the fiscal year ended February 26, 1995).

10.2 Directors' Deferred Compensation Plan* (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-8 [No. 333-10181]).

10.3 1997 Equity Compensation Plan* (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-8 [No. 333-36397]).

10.4 Executive Employment Agreement with William R. Johnson dated March 29, 1999* (incorporated by reference to Exhibit 10.10 to Form 10-Q for the quarterly period ended May 30, 1999).

10.5 Employment Agreement with Leon C. Kirschner* (incorporated by reference to Exhibit 10.11 to Form 8-K filed on October 15, 1999).

10.6 Line of Credit Loan Agreement entered into September 30, 1999 by and between SI Handling Systems, Inc., Ermanco Incorporated, and First Union National Bank (incorporated by reference to Exhibit 10.12 to Form 8-K filed on October 15, 1999).

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K *(Continued)*

10.7 Promissory Note related to the Line of Credit Loan Agreement entered into September 30, 1999 by and between SI Handling Systems, Inc., Ermanco Incorporated, and First Union National Bank (incorporated by reference to Exhibit 10.13 to Form 8-K filed on October 15, 1999).

10.8 First Amendment to Term Note and Loan Agreement dated March 30, 2000 (incorporated by reference to Exhibit 10.17 to Form 10-Q, filed on May 15, 2000).

10.9 Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to Form S-3, filed on July 5, 2000).

10.10 Amended and Restated Executive Employment Agreement with William R. Johnson dated October 1, 2001* (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2001).

10.11 Amended and Restated Executive Employment Agreement with Leon C. Kirschner dated August 28, 2002* (incorporated by reference to Exhibit 10.23 to Form 10-Q, filed on November 14, 2002).

10.12 Sixth Amendment to Line of Credit Note and Loan Agreement dated August 9, 2002 (incorporated by reference to Exhibit 10.24 to Form 10-Q, filed on November 14, 2002).

10.13 Sixth Amendment to Promissory Note and Loan Agreement (Term Loan) dated November 13, 2002 (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 2002).

10.14 Seventh Amendment to Line of Credit Note and Loan Agreement (Line of Credit) dated November 13, 2002 (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the year ended December 31, 2002).

10.15 Agreement of Sale between J. G. Petrucci Company, Inc. or its Assigns and Paragon Technologies, Inc. dated November 8, 2002 (incorporated by reference to Exhibit 10.27 to Form 10-Q, filed on May 14, 2003).

10.16 Amendment I to Agreement of Sale between J. G. Petrucci Company, Inc. and Paragon Technologies, Inc. dated January 2, 2003 (incorporated by reference to Exhibit 10.28 to Form 10-Q, filed on May 14, 2003).

10.17 Amendment II to Agreement of Sale between Triple Net Investments XIII, L.P. and Paragon Technologies, Inc. dated January 13, 2003 (incorporated by reference to Exhibit 10.29 to Form 10-Q, filed on May 14, 2003).

10.18 Amendment III to Agreement of Sale between Triple Net Investments, XIII, L.P. and Paragon Technologies, Inc. dated January 17, 2003 (incorporated by reference to Exhibit 10.30 to Form 10-Q, filed on May 14, 2003).

10.19 Lease Agreement between Triple Net Investments XIII, L.P. and Paragon Technologies, Inc. dated February 21, 2003 (incorporated by reference to Exhibit 10.31 to Form 10-Q, filed on May 14, 2003).

10.20 Eighth Amendment to Line of Credit Note and Loan Agreement (Line of Credit) dated June 5, 2003 (incorporated by reference to Exhibit 10.32 to Form 10-Q, filed on August 14, 2003).

10.21 Loan Agreement (Term Loan A and Term Loan B) entered into June 5, 2003 by and between Paragon Technologies, Inc., Ermanco Incorporated, and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.33 to Form 10-Q, filed on August 14, 2003).

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K *(Continued)*

10.22 Promissory Note related to Term Loan A entered into June 5, 2003 by and between Paragon Technologies, Inc., Ermanco Incorporated, and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.34 to Form 10-Q, filed on August 14, 2003).

10.23 Promissory Note related to Term Loan B entered into June 5, 2003 by and between Paragon Technologies, Inc., Ermanco Incorporated, and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.35 to Form 10-Q, filed on August 14, 2003).

10.24 Security Agreement related to Term Loan A dated June 5, 2003 by and between Paragon Technologies, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.36 to Form 10-Q, filed on August 14, 2003).

10.25 First Amendment to Term Loan A and B Agreement dated August 4, 2003 by and between Paragon Technologies, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.37 to Form 10-Q, filed on November 13, 2003).

10.26 Ninth Amendment to Line of Credit Note and Loan Agreement dated August 4, 2003 by and between Paragon Technologies, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.38 to Form 10-Q, filed on November 13, 2003).

14 Code of Business Conduct and Ethics (filed herewith).

21 Subsidiaries of the Registrant (filed herewith).

23.1 Consent of Independent Auditors (filed herewith).

31.1 Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed by Leonard S. Yurkovic, President and CEO (filed herewith).

31.2 Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed by Ronald J. Semanick, Chief Financial Officer and Vice President - Finance and Treasurer (filed herewith).

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Leonard S. Yurkovic, President and CEO, and Ronald J. Semanick, Chief Financial Officer and Vice President - Finance and Treasurer (filed herewith).

99.1 Cautionary Statement (filed herewith).

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit pursuant to Item 15(c) of this report.

(b) Reports on Form 8-K.

On September 19, 2003, Paragon Technologies, Inc. sold (the "Sale") its entire ownership interest in SI/BAKER, INC. ("SI/BAKER") to McKesson pursuant to the terms of that certain Stock Purchase Agreement dated September 19, 2003 by and among Paragon, McKesson, and SI/BAKER (the "Agreement"). Pursuant to the Agreement, Paragon (a) sold 100 shares of common stock of SI/BAKER to McKesson and (b) made certain other covenants, in consideration for (x) the payment by McKesson to Paragon of $5,600,000 in cash and (y) certain other covenants of McKesson and SI/BAKER. The terms of the Sale did not provide for any contingent consideration payable to Paragon. The Sale resulted in a gain of $4,901,000 in 2003. A Form 8-K was filed on October 1, 2003 regarding this sale transaction.

(c) Exhibits 14, 21, 23.1, 31.1, 31.2, 32.1, and 99.1 are filed with this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON TECHNOLOGIES, INC.

Dated: March 29, 2004

By /s/ Theodore W. Myers
Theodore W. Myers
Chairman of the Board of Directors

Dated: March 29, 2004

By /s/ Leonard S. Yurkovic
Leonard S. Yurkovic
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. This Annual Report may be signed in multiple identical counterparts, all of which taken together, shall constitute a single document.

Dated: March 29, 2004

/s/ Theodore W. Myers
Theodore W. Myers
Chairman of the Board of Directors

Dated: March 29, 2004

/s/ Leonard S. Yurkovic
Leonard S. Yurkovic
President & Chief Executive Officer, Director

Dated: March 29, 2004

/s/ Ronald J. Semanick
Ronald J. Semanick
Vice President-Finance, Chief Financial Officer, Treasurer, and Secretary
(Principal Accounting and Financial Officer)

Dated: March 29, 2004

/s/ Leon C. Kirschner
Leon C. Kirschner
Chief Operating Officer, President of Ermanco Incorporated, Director

Dated: March 29, 2004

/s/ L. Jack Bradt
L. Jack Bradt
Director

Dated: March 29, 2004

/s/ Anthony W. Schweiger
Anthony W. Schweiger
Director

Dated: March 29, 2004

/s/ Steven Shulman
Steven Shulman
Director

EXHIBIT INDEX

2.1 Stock Purchase Agreement dated as of August 6, 1999 among SI Handling Systems, Inc., Ermanco Incorporated, and the stockholders of Ermanco Incorporated (incorporated by reference to Exhibit 2.1 to Form 10-Q for the quarterly period ended August 29, 1999).

2.2 Stock Purchase Agreement by and among McKesson Automation Systems, Inc., Paragon Technologies, Inc., and SI/BAKER, INC. dated September 19, 2003 (incorporated by reference to Exhibit 2.2 on Form 8-K, filed on October 1, 2003).

3.1 Articles of Incorporation of Paragon Technologies, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 on Form 8-K, filed on December 11, 2001).

3.2 Bylaws of Paragon Technologies, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.2 on Form 8-K, filed on December 11, 2001).

10.1 Executive Officer Incentive Plan* (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K for the fiscal year ended February 26, 1995).

10.2 Directors' Deferred Compensation Plan* (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-8 [No. 333-10181]).

10.3 1997 Equity Compensation Plan* (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-8 [No. 333-36397]).

10.4 Executive Employment Agreement with William R. Johnson dated March 29, 1999* (incorporated by reference to Exhibit 10.10 to Form 10-Q for the quarterly period ended May 30, 1999).

10.5 Employment Agreement with Leon C. Kirschner* (incorporated by reference to Exhibit 10.11 to Form 8-K filed on October 15, 1999).

10.6 Line of Credit Loan Agreement entered into September 30, 1999 by and between SI Handling Systems, Inc., Ermanco Incorporated, and First Union National Bank (incorporated by reference to Exhibit 10.12 to Form 8-K filed on October 15, 1999).

10.7 Promissory Note related to the Line of Credit Loan Agreement entered into September 30, 1999 by and between SI Handling Systems, Inc., Ermanco Incorporated, and First Union National Bank (incorporated by reference to Exhibit 10.13 to Form 8-K filed on October 15, 1999).

10.8 First Amendment to Term Note and Loan Agreement dated March 30, 2000 (incorporated by reference to Exhibit 10.17 to Form 10-Q, filed on May 15, 2000).

10.9 Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to Form S-3, filed on July 5, 2000).

10.10 Amended and Restated Executive Employment Agreement with William R. Johnson dated October 1, 2001* (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2001).

10.11 Amended and Restated Executive Employment Agreement with Leon C. Kirschner dated August 28, 2002* (incorporated by reference to Exhibit 10.23 to Form 10-Q, filed on November 14, 2002).

10.12 Sixth Amendment to Line of Credit Note and Loan Agreement dated August 9, 2002 (incorporated by reference to Exhibit 10.24 to Form 10-Q, filed on November 14, 2002).

10.13 Sixth Amendment to Promissory Note and Loan Agreement (Term Loan) dated November 13, 2002 (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 2002).

10.14 Seventh Amendment to Line of Credit Note and Loan Agreement (Line of Credit) dated November 13, 2002 (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the year ended December 31, 2002).

10.15 Agreement of Sale between J. G. Petrucci Company, Inc. or its Assigns and Paragon Technologies, Inc. dated November 8, 2002 (incorporated by reference to Exhibit 10.27 to Form 10-Q, filed on May 14, 2003).

10.16 Amendment I to Agreement of Sale between J. G. Petrucci Company, Inc. and Paragon Technologies, Inc. dated January 2, 2003 (incorporated by reference to Exhibit 10.28 to Form 10-Q, filed on May 14, 2003).

10.17 Amendment II to Agreement of Sale between Triple Net Investments XIII, L.P. and Paragon Technologies, Inc. dated January 13, 2003 (incorporated by reference to Exhibit 10.29 to Form 10-Q, filed on May 14, 2003).

10.18 Amendment III to Agreement of Sale between Triple Net Investments, XIII, L.P. and Paragon Technologies, Inc. dated January 17, 2003 (incorporated by reference to Exhibit 10.30 to Form 10-Q, filed on May 14, 2003).

10.19 Lease Agreement between Triple Net Investments XIII, L.P. and Paragon Technologies, Inc. dated February 21, 2003 (incorporated by reference to Exhibit 10.31 to Form 10-Q, filed on May 14, 2003).

10.20 Eighth Amendment to Line of Credit Note and Loan Agreement (Line of Credit) dated June 5, 2003 (incorporated by reference to Exhibit 10.32 to Form 10-Q, filed on August 14, 2003).

10.21 Loan Agreement (Term Loan A and Term Loan B) entered into June 5, 2003 by and between Paragon Technologies, Inc., Ermanco Incorporated, and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.33 to Form 10-Q, filed on August 14, 2003).

10.22 Promissory Note related to Term Loan A entered into June 5, 2003 by and between Paragon Technologies, Inc., Ermanco Incorporated, and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.34 to Form 10-Q, filed on August 14, 2003).

10.23 Promissory Note related to Term Loan B entered into June 5, 2003 by and between Paragon Technologies, Inc., Ermanco Incorporated, and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.35 to Form 10-Q, filed on August 14, 2003).

10.24 Security Agreement related to Term Loan A dated June 5, 2003 by and between Paragon Technologies, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.36 to Form 10-Q, filed on August 14, 2003).

10.25 First Amendment to Term Loan A and B Agreement dated August 4, 2003 by and between Paragon Technologies, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.37 to Form 10-Q, filed on November 13, 2003).

10.26 Ninth Amendment to Line of Credit Note and Loan Agreement dated August 4, 2003 by and between Paragon Technologies, Inc. and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.38 to Form 10-Q, filed on November 13, 2003).

14 Code of Business Conduct and Ethics (filed herewith).

21 Subsidiaries of the Registrant (filed herewith).

23.1 Consent of Independent Auditors (filed herewith).

31.1 Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Leonard S. Yurkovic, President and CEO (filed herewith).

31.2 Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Ronald J. Semanick, Chief Financial Officer and Vice President - Finance and Treasurer (filed herewith).

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Leonard S. Yurkovic, President and CEO, and Ronald J. Semanick, Chief Financial Officer and Vice President - Finance and Treasurer (filed herewith).

99.1 Cautionary Statement (filed herewith).

*Management contract or compensatory plan or arrangement required to be filed as an Exhibit pursuant to Item 14(c) of this report.

Exhibit 14

PARAGON TECHNOLOGIES, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics ("Code") provides a general statement of the expectations of Paragon Technologies, Inc. ("Company") regarding the ethical standards that each director, officer, and employee should adhere to while acting on behalf of the Company. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers, and directors of the Company. All of our employees, officers, and directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. This Code may also be provided to the Company's agents and representatives, including consultants, who are expected to follow the same basic principles when providing services for the Company.

The Company's Board of Directors is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Company, the business practices within the Company's industry, the Company's own business practices, and the prevailing ethical standards of the communities in which the Company operates. While the Company's Chief Executive Officer will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer, and employee of the Company to comply with this Code. Each director, officer, and employee is expected to read and become familiar with the ethical standards described in this Code and may be required, from time to time, to affirm in writing his or her agreement to adhere to such standards.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action. *If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.*

1. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. The Company expects that all directors, officers, and employees acting on behalf of the Company will obey the laws of the cities, states, and countries in which we operate. Although you may not know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate advisors.

The Company publishes policies and holds information and training sessions to promote compliance with applicable laws, rules and regulations.

2. Conflicts of Interest

A "conflict of interest" exists when a person's private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer, or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer, or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer, or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers, or competitors, except on the Company's behalf.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management. Any employee, officer, or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, or consult the procedures described in Section 14 of this Code.

3. Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Company's Policy Statement on Dealing with Company Information, including Inside Information, Prohibition of Insider Trading and Conflicts of Interest.

4. Corporate Opportunities

Employees, officers, and directors are prohibited from taking for themselves personally any opportunities that are discovered through the use of Company property, information, or position, except with the consent of the Board of Directors. No employee may use Company property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers, and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5. Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with the Company's customers, suppliers, competitors, and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

To maintain the Company's valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed and manufactured to meet our obligations to customers. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, or family member of an employee, or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts that you believe may be, or may appear to be, inappropriate.

6. Discrimination and Harassment

The diversity of the Company's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7. Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee has the responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8. Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor, the CFO, Finance Manager, Accounting Manager, or another member of the Finance/Accounting Department.

All of the Company's books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions, and must conform both to applicable legal requirements and to the Company's system of internal controls. The Company's internal controls system is designed to ensure that the process of gathering and processing financial data results in the accurate preparation of the Company's financial statements. It is the Company's policy that no employee may take any action that is not consistent with those accounting controls.

The Company's outside auditors play a large role in ensuring the accuracy of our financial statements and their involvement in that process must not be compromised through conflicts of interest or other improper pressure or coercion. The provisions of this Code concerning business entertainment of customers and suppliers also apply to dealings with the Company's independent public accountants. In addition, it is prohibited under federal law and Company policy to fraudulently influence, coerce, manipulate, or mislead the Company's independent public accountants for the purpose of rendering the Company's financial statements materially misleading.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, eRooms, internal memos, and formal reports. Records should be retained or destroyed according to the Company's record retention policies, including any specific instructions in the event of any litigation or governmental investigation affecting the Company.

9. Accurate and Timely Periodic Reports

The Company is committed to providing its stockholders and the investment community with full, fair, accurate, timely, and understandable disclosure in its press releases and filings made with the Securities and Exchange Commission.

The Company must maintain a system of disclosure controls and procedures that will provide reasonable assurances to management that material information about the Company is made known to management, particularly during the periods in which the Company's periodic reports are being prepared. All employees, officers, and directors are responsible for providing prompt, accurate, and complete information in connection with implementation of these procedures and preparation of these reports.

10. Confidentiality; Protection and Proper Use of the Company's Assets

Directors, officers, and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers, customers, or other business partners, except when disclosure is authorized by the CEO or legally required. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its suppliers, customers, or other business partners, if disclosed. It also includes information that suppliers, customers, and other business partners have entrusted to us. The obligation to preserve confidential information continues even after employment or service to the Company ends.

Directors, officers, and employees are personally responsible for protecting those Company assets that are entrusted to them and for helping to protect the Company's assets in general. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees, officers, and directors to protect the Company's assets includes its intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing, and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information is prohibited.

11. Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The CEO can provide guidance to you in this area.

12. Waivers of the Code of Business Conduct and Ethics

The provisions of this Code may be waived for directors or executive officers only by a resolution of the Company's independent directors. The provisions of this Code may be waived for employees who are not directors or executive officers by the Company's CEO. Any waiver of this Code granted to an executive officer or director will be publicly disclosed as required by the securities exchange or association on which the Company's securities are listed for trading. Any change in or waiver of this Code for senior financial officers will be publicly disclosed as required by the Securities and Exchange Commission.

13. Reporting and Effect of Violations

Directors and officers should report, in person or in writing, any known or suspected violations of laws, governmental regulations, or this Code to the CEO. Employees who are not directors or officers are encouraged to report such violations, initially, to their immediate supervisor. If in doubt about the best course of action in a particular situation, contact your supervisor. It is the policy of the Company not to allow any retaliation for reports of misconduct by others that are made in good faith by directors, officers, or employees. Allowing retaliation for such reports is a violation of Federal law.

The Supervisor-Cost Estimating of the Company will oversee an investigation of any reported violations and the implementation of an appropriate response. All directors, officers, and employees are expected to cooperate in internal investigations of misconduct.

14. Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

- Ask yourself: What, specifically, am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

- Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor's responsibility to help solve problems.

- Seek help from other Company resources. In any case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, you should promptly discuss it with other appropriate Company resources. If you are concerned about general compliance matters, you may consult the CEO, or, if you prefer to write, address your concerns to the CEO. If you are concerned about the Company's accounting or financial reporting practices, you may submit your concerns to the Chairman of the Audit Committee on a confidential and anonymous basis. You may obtain the current contact information for the Chairman of the Audit Committee from the Supervisor-Cost Estimating of the Company.

- You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the fullest extent possible. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

- Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

15. Protection of Whistleblowers

The Company strives to conduct its business at all times with integrity and in an ethical manner. The Company has a strong practice of compliance with all applicable laws, adherence to all contractual requirements, conduct of ethical Company practices, and observance of Company guidelines. The Company encourages its employees to report any incident inconsistent with these guidelines to the Company and specifically avoids discouraging employees from reporting violations of law to governmental agencies responsible for enforcement of such laws.

It is the practice of the Company to provide unconditional protection to employees involved in identifying and reporting incidents of non-compliance with law, breach of contract requirements, or unethical Company practices. This employee protection policy is based on the following:

The Company will maintain a reporting process that is intended to achieve maximum individual or group anonymity. Any employee who becomes aware of an incident involving non-compliance with law, contractual obligations, ethical requirements, or Company guidelines should immediately report the incident (anonymously or otherwise) to the Supervisor-Cost Estimating of the Company.

No employee who reports a possible ethical violation or other violation of law or statute will be discharged, demoted, suspended, harassed, or discriminated against in any manner as a result of the employee's reporting of a possible violation.

Voluntary disclosure by employees of incidents involving non-compliance with law, contractual obligations, ethical requirements, or Company guidelines is encouraged.

Any employee who believes he or she has been discriminated against on the basis of making a voluntary disclosure in accordance with this guideline should immediately bring the problem to the attention of the Supervisor-Cost Estimating of the Company.

Any employee who reasonably believes that there has been a material violation of this Code of Ethics and Business Conduct caused by questionable accounting or auditing matters has the right to submit a confidential, anonymous complaint to the Supervisor-Cost Estimating. The complaint should be made in written form and provide sufficient information so that a reasonable investigation can be conducted. The complaint should be addressed to the Supervisor-Cost Estimating of the Company.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Ermanco Incorporated, a wholly-owned subsidiary of Paragon Technologies, Inc.

Exhibit 23.1

The Board of Directors
Paragon Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-25555, No. 333-36397, No. 333-59226, and No. 333-65870) on Form S-8 and No. 333-40834 on Form S-3 of Paragon Technologies, Inc. of our report dated March 8, 2004, with respect to the consolidated balance sheets of Paragon Technologies, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which report appears in the December 31, 2003 annual report on Form 10-K of Paragon Technologies, Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets.

KPMG LLP

Philadelphia, Pennsylvania
March 25, 2004

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Leonard S. Yurkovic, certify that:

1. I have reviewed this annual report on Form 10-K of Paragon Technologies, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: /s/ March 29, 2004

/s/ Leonard S. Yurkovic
Leonard S. Yurkovic
President and CEO

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Ronald J. Semanick, certify that:

1. I have reviewed this annual report on Form 10-K of Paragon Technologies, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: /s/ March 29, 2004

/s/ Ronald J. Semanick
Ronald J. Semanick
Chief Financial Officer, and Vice President – Finance and Treasurer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Paragon Technologies, Inc. (the "Company") Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Leonard S. Yurkovic
Leonard S. Yurkovic
President and Chief Executive Officer
March 29, 2004

/s/ Ronald J. Semanick
Ronald J. Semanick
Chief Financial Officer and Vice President - Finance and Treasurer
March 29, 2004

Exhibit 99.1

CAUTIONARY STATEMENT

THE FOLLOWING CAUTIONARY STATEMENTS ARE MADE TO PERMIT PARAGON TECHNOLOGIES, INC. TO TAKE ADVANTAGE OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Investing in the Company's Common Stock will provide an investor with an equity ownership interest in the Company. Shareholders will be subject to risks inherent in the Company's business. The performance of Paragon's shares will reflect the performance of the Company's business relative to, among other things, general economic and industry conditions, market conditions, and competition. The value of the investment in the Company may increase or decline and could result in a loss. An investor should carefully consider the following factors as well as other information contained in this Form 10-K before deciding to invest in shares of the Company's Common Stock.

This Form 10-K also contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risk factors described below and the other factors described elsewhere in this Form 10-K.

The Company wishes to inform its investors of the following important factors that in some cases have affected, and in the future could affect, the Company's results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. Disclosure of these factors is intended to permit the Company to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in prior SEC filings by the Company. Though the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations.

Sales of the Company's products depend on the capital spending decisions of its customers.

Automated, integrated material handling systems using the Company's products can range in price from $100,000 to several million dollars. Accordingly, purchases of the Company's products represent a substantial capital investment by its customers, and the Company's success depends directly on their capital expenditure budgets. The Company's future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns, and other factors affecting capital spending.

The current domestic and international economic conditions in the Company's major markets for Ermanco and SI Systems' branded products, such as the electronics, telecommunications, semiconductor, appliance, pharmaceutical, food processing, and automotive components industries, have resulted in cutbacks in capital spending which has caused a direct, material adverse impact on the Company's product sales. Sales of the Company's products decreased from $38,224,000 for the year ended December 31, 2002 to $37,295,000 for the year ended December 31, 2003. The Company's business is largely dependent upon a limited number of large contracts with a limited number of customers. This dependence can cause unexpected fluctuations in sales volume. Since the Company recognizes sales on a percentage of completion basis for its systems contracts, fluctuations in the Company's sales and earnings occur with increases or decreases in major installations. Various external factors affect the customers' decision-making process on expanding or upgrading their current production or distribution sites.

The customers' timing and placement of new orders is often affected by factors such as the current economy, current interest rates, and future expectations. The Company cannot estimate when or if a sustained revival in the markets for its products will occur. If the Company is unable to increase sales of its products, the Company's sales will continue to be adversely affected.

The Company is largely dependent upon a limited number of large contracts, including contracts with a federal government agency.

The Company is largely dependent upon a limited number of large contracts from large domestic corporations and a federal government agency. This dependence can cause unexpected fluctuations in sales volume and operating results from period to period. In the years ended December 31, 2003 and 2002, no customer accounted for over 10% of sales. In the year ended December 31, 2001, the U.S. government accounted for sales of $5,219,000 or 10.3% of total sales. No other customer accounted for over 10% of sales.

The Company received $1,382,000 or 3.7% of its total sales from sales to government agencies in the fiscal year ended December 31, 2003. One federal agency, the U.S. Postal Service, represented approximately $1,277,000 or 3.4% of the Company's total sales for this period. Accordingly, our sales could decline as a result of government spending cuts, general budgetary constraints, and the complex and competitive government procurement processes.

The Company's contracts with government agencies are subject to adjustment pursuant to federal regulations.

From time to time, the Company receives contracts from federal agencies. Each of the Company's contracts with federal agencies include various federal regulations that impose certain requirements on the Company, including the ability of the government agency or general contractor to alter the price, quantity, or delivery schedule of the Company's products. In addition, the government agency retains the right to terminate the contract at any time at its convenience. Upon alteration or termination of these contracts, the Company would normally be entitled to an equitable adjustment to the contract price so that the Company may receive the purchase price for items it has delivered and reimbursement for allowable costs it has incurred. From time to time, a portion of the Company's backlog is from government-related contracts. The Company's backlog of orders at December 31, 2003 was $10,525,000; however, there was no backlog of orders associated with U.S. government projects. Accordingly, because contracts with federal agencies can be terminated, the Company cannot assure you that backlog associated with government contracts will result in sales. The Company has not previously experienced material adjustments or terminations of government contracts.

The Company must accurately estimate its costs prior to entering into contracts on a fixed-price basis.

The Company frequently enters into contracts with its customers on a fixed-price basis. In order to realize a profit on these contracts, the Company must accurately estimate the costs the Company will incur in completing the contract. The Company believes that it has the ability to reasonably estimate the total costs and applicable gross profit margins at the inception of the contract for all of its systems contracts. The Company's failure to estimate accurately can result in cost overruns, which will result in the loss of profits if the Company determines that it has significantly underestimated the costs involved in completing contracts.

At times, uncertainty exists with respect to the resources required to accomplish the contractual scope of work dealing with the final integration of state-of-the-art automated material handling systems. As a result of past experience with cost overruns, the Company established enhanced business controls, estimating, and procurement disciplines to attempt to reduce future cost overruns. Since the Company established these controls, it has not experienced additional significant cost overruns on new contracts; however, additional cost overruns in the future could result in reduced revenues and earnings.

The Company faces intense competition, which could result in the Company's loss of customers.

The markets in which the Company competes are highly competitive. The Company competes with a number of different manufacturers, both domestically and abroad, with respect to each of its products and services. Some of the Company's competitors have greater financial and other resources than the Company has. The Company's ability to compete depends on factors both within and outside its control, including:

- product availability, performance, and price;
- product brand recognition;
- distribution and customer support;
- the timing and success of its newly developed products; and
- the timing and success of newly developed products by its competitors.

These factors could possibly limit the Company's ability to compete successfully.

The Company may lose market share if it is not able to develop new products or enhance its existing products.

The Company's ability to remain competitive and its future success depends greatly upon the technological quality of its products and processes relative to those of its competitors. The Company may need to develop new and enhanced products and to introduce these new products at competitive prices and on a timely and cost-effective basis. The Company may not be successful in selecting, developing, and manufacturing new products or in enhancing its existing products on a timely basis or at all. The Company's new or enhanced products may not achieve market acceptance. If the Company cannot successfully develop and manufacture new products, timely enhance its existing technologies, or meet customers' technical specifications for any new products, the Company's products could lose market share, its sales and profits could decline, and it could experience operating losses. New technology or product introductions by the Company's competitors could also cause a decline in sales or loss of market share for the Company's existing products or force the Company to significantly reduce the prices of its existing products.

From time to time, the Company has experienced and will likely continue to experience delays in the introduction of new products. The Company has also experienced and may continue to experience technical and manufacturing difficulties with introductions of new products and enhancements. Any failure by the Company to develop, manufacture, and sell new products in quantities sufficient to offset a decline in sales from existing products or to manage product and related inventory transitions successfully could harm the Company's business. The Company's success in developing, introducing, selling, and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, timely and efficient implementation of manufacturing processes, and effective sales, marketing, and customer service.

The Company depends on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm the Company's business.

The Company is highly dependent upon the continuing contributions of its key management, sales, and product development personnel. The loss of the services of any of its senior managerial, technical, or sales personnel could have a material adverse effect on the Company's business, financial condition, and results of operations. Only one of the Company's executive officers has an employment agreement with the Company. The Company does not maintain key man life insurance on the lives of any of its key personnel. The Company's future success also heavily depends on its continuing ability to attract, retain, and motivate highly qualified managerial, technical, and sales personnel. The Company's inability to recruit and train adequate numbers of qualified personnel on a timely basis could adversely affect its ability to design, manufacture, market, and support its products.

The Company may face costly intellectual property infringement claims.

On a few occasions, the Company has received communications from third parties asserting that it is infringing certain patents and other intellectual property rights of others, or seeking indemnification against the alleged infringement. As claims arise, the Company evaluates their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, in the Company paying damages for infringement, and in the need for the Company to obtain a license relating to one or more of its products or current or future technologies. Such a license may not be available on commercially reasonable terms or at all. Litigation, which could result in substantial cost to the Company and diversion of its resources, may be necessary to enforce its patents or other intellectual property rights, or to defend the Company against claimed infringement of the rights of others. Any intellectual property litigation and the failure to obtain necessary licenses or other rights could have a material adverse effect on the Company's business, financial condition, and results of operations.

As occurred in 2003, a competitor filed an action against the Company in the United States District Court for the District of New Jersey alleging that certain of the Company's products infringed patents held by the competitor and also asserting claims for breach of contract, unjust enrichment, unfair competition, tortious interference with prospective economic advantage, and violation of New Jersey's consumer fraud act as a result of alleged improper use of the competitor's trade secrets, technology, and other proprietary information. Based on these allegations, the competitor was seeking monetary damages and injunctive relief against the Company.

In February 2004, a settlement was reached between the Company and the competitor. Under the settlement, the competitor dismissed the action and agreed that the Company's products involved in the litigation are immune from suit for infringement of any of the competitor's intellectual property rights. In exchange, Paragon agreed to dismiss its counterclaims and paid the competitor $1,125,000.

The Company's failure to protect its intellectual property and proprietary technology may significantly impair the Company's competitive advantage.

Third parties may infringe or misappropriate the Company's copyrights, trademarks, and similar proprietary rights. The Company cannot be certain that the steps the Company has taken to prevent the misappropriation of the Company's intellectual property are adequate, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as in the United States. The Company relies on a combination of patent, copyright, and trade secret protection and nondisclosure agreements to protect its proprietary rights. However, the Company cannot be certain that patent and copyright law and trade secret protection will be adequate to deter misappropriation of its technology, that any patents issued to the Company will not be challenged, invalidated, or circumvented, that the rights granted thereunder will provide competitive advantages to the Company, or that the claims under any patent application will be allowed. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time-consuming and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company.

The Company may in the future initiate claims or litigation against third parties for infringement of the Company's proprietary rights in order to determine the scope and validity of the Company's proprietary rights or the proprietary rights of the Company's competitors. These claims could result in costly litigation and the diversion of the Company's technical and management personnel.

New software products may contain defects that could result in expensive and time-consuming design modifications or large warranty charges, damage customer relationships, and result in loss of market share.

New software products or enhancements may contain errors or performance problems when first introduced, when new versions or enhancements are released, or even after such products or enhancements have been used in the marketplace for a period of time. Despite the Company's testing, product defects may be discovered only after a product has been installed and used by customers. Errors and performance problems may be discovered in future shipments of the Company's products. These errors could result in expensive and time-consuming design modifications or large warranty charges, damage customer relationships, and result in loss of market share. To date, there have been no known defects in the Company's software products, which materially affected the Company's operations.

The Company relies on distributors to sell many of Ermanco's products.

The Company believes that its ability to sell Ermanco branded products through distributors will continue to be important to the Company's success. Historically, between 80% to 90% of the Company's sales of Ermanco branded products are to distributors that specialize in material handling equipment. The Company's relationships with distributors are generally not exclusive, and some of the Company's distributors may expend a significant amount of effort or give higher priority to selling products of the Company's competitors. In the future, any of these distributors may discontinue their relationships with the Company or form additional competing arrangements with the Company's competitors. Although to date none of the Company's distributors have accounted for a material percentage of the Company's sales, the loss of, or a significant reduction in sales from, distributors to which the Company sells a significant amount of its product could have a material adverse effect on the Company's results of operations.

As the Company enters new geographic and applications markets, the Company must locate distributors to assist the Company in building sales in those markets. The Company may not be successful in obtaining effective new distributors or in maintaining sales relationships with them. If a number of the Company's distributors experience financial problems, terminate their relationships with the Company, or substantially reduce the amount of the Company's products they sell, or if the Company fails to build an effective systems integrator channel in any new markets, the Company's sales and operating results would be materially adversely affected.

The concentration of ownership of the Company's stock could limit the ability of stockholders to influence the outcome of director elections and other transactions submitted for a vote of the Company's stockholders.

The Company's officers and directors and their affiliates together control approximately 18% of the Company's outstanding voting power. Consequently, these stockholders, if they act together, may be able to exert influence over matters requiring stockholder approval, including the election of directors and other significant corporate transactions.

The Company may be subject to product liability claims, which can be expensive, difficult to defend, and may result in large judgments or settlements against the Company.

On a few occasions, the Company has received communications from third parties asserting that the Company's products have caused bodily injury to others. Product liability claims can be expensive, difficult to defend, and may result in large judgments or settlements against the Company. In addition, third party collaborators and licensees may not protect the Company from product liability claims. Although the Company maintains product liability insurance in the amount of approximately $26 million, claims could exceed the coverage obtained. A successful product liability claim in excess of the Company's insurance coverage could harm the Company's financial condition and results of operations. In addition, any successful claim may prevent the Company from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming.

The Company's presence in international markets exposes it to risk.

With the Company's acquisition of Ermanco, the Company has experienced a greater presence in international markets. Maintenance and continued growth of this segment of the Company's business may be affected by changes in trade, monetary and fiscal policies, laws and regulations of the United States and other trading nations by foreign currency exchange rate fluctuations.

Availability of product components could harm the Company's profitability.

The Company obtains raw materials and certain manufactured components from third party suppliers. Although the Company deems that it maintains an adequate level of raw material inventory, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies, or other natural disasters, may adversely affect the Company's ability to satisfy its customers on a timely basis and thereby affect the Company's financial performance.

DIRECTIONS

to

Hilton Grand Rapids Airport

4747 28th Street SE
Grand Rapids, MI 49512-1915
Tel: 1-616-957-0100
Fax: 1-616-957-2977

From Kalamazoo, MI:

- Take 131 North to 196 East.
- Take 196 East and merge into 96 East *(If you stay in the left lane on 196 you will merge right into 96 East).*
- Take 96 East to Exit 43A.
- You can only go right at the exit light.
- After the exit light, go to the second light *(Patterson and 28th Street).*
- Hilton Grand Rapids Airport, 4747 28th Street SE is on the northwest corner with entrances off Patterson Avenue SE and 28th Street SE.

From the West *(Chicago, Etc.)*

- Take 94 East to 196 East.
- Take 196 East and merge into 96 East *(If you stay in the left lane on 196 you will merge right into 96 East).*
- Take 96 East to Exit 43A.
- You can only turn right at the exit light.
- After the exit light, go to the second light *(Patterson and 28th Street).*
- Hilton Grand Rapids Airport, 4747 28th Street SE is on the northwest corner with entrances off Patterson Avenue SE and 28th Street SE.

From the East *(Lansing, Detroit, Etc.)*

- Take 96 West to Exit 43A.
- You can only go right off the exit.
- Go to the third light *(Patterson and 28th Street).*
- Hilton Grand Rapids Airport, 4747 28th Street SE is on the northwest corner with entrances off Patterson Avenue SE and 28th Street SE.

From Gerald R. Ford International Airport (GRR):

- Exit airport premises using John J. Oostema Boulevard SE *(44th Street).*
- Turn right onto Patterson Avenue SE.
- Third intersection is MI-11/28th Street SE and Patterson Avenue SE.
- Hilton Grand Rapids Airport, 4747 28th Street SE is on the northwest corner with entrances off Patterson Avenue SE and 28th Street SE.



East Grand Rapids
Paradise Lake
Lake Dr Se
Calvin College
Breton Village
Burton St Se
Watermark Country Club
Camelot Park
Ridgemoor Shopping Center
28th St Se
Cascade
END
Centennial Country Club
36th St Se
Fellowship Greens Golf Course
40th St Se
Cascade Twp Recreation Park
Gerald R Ford Intl Airport
START
44th St Se
Thornapple Pointe Golf Club
Meadowlane Golf Course
Old Farm Park
52nd St Se
Pinewood Park
Paris Park
60th St Se
Patterson Ave Se
Kraft Ave Se
Broadmoor Ave Se
Breton Rd Se
Burlick Ave Se
Kalamazoo Ave Se
Eagle Ave Se
©2004 MapQuest.com, Inc.; ©2004 Navigation Technologies

PARAGON
TECHNOLOGIES

PARAGON TECHNOLOGIES, INC.
600 Kuebler Road, Easton, Pennsylvania 18040
Telephone (610) 252-3205

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Paragon Technologies, Inc., a Delaware corporation (the "Company"), will be held at the Hilton Grand Rapids Airport, 4747 28th Street SE, Grand Rapids, MI 49512-1915 on Wednesday, June 23, 2004, at 9:30 a.m., local time, for the following purposes:

1. To elect five directors to the Board of Directors; and

2. To transact such other business as may properly come before the meeting or at any adjournments thereof.

Only stockholders of record as of the close of business on April 26, 2004 will be entitled to notice of the Annual Meeting and to vote at the Annual Meeting and any adjournments thereof. A list of stockholders of the Company entitled to vote at the meeting will be available for inspection by a stockholder at the Annual Meeting and during normal business hours at the Company's corporate offices during the ten-day period immediately prior to the Annual Meeting.

IF YOU DO NOT EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

May 14, 2004
Easton, Pennsylvania

RONALD J. SEMANICK
Secretary

PARAGON TECHNOLOGIES

PARAGON TECHNOLOGIES, INC.
600 Kuebler Road, Easton, Pennsylvania 18040

PROXY STATEMENT

This Proxy Statement and the accompanying form of proxy are being mailed on or about May 14, 2004 to the stockholders of Paragon Technologies, Inc. (the "Company"). They are being furnished in connection with the solicitation by the Board of Directors of proxies to be voted at the 2004 Annual Meeting of Stockholders to be held at the Hilton Grand Rapids Airport, 4747 28th Street SE, Grand Rapids, MI 49512-1915 on Wednesday, June 23, 2004, 9:30 a.m., local time, and at any adjournments thereof. The cost of such solicitation will be borne by the Company.

Only the holders of record of the outstanding shares of common stock of the Company on April 26, 2004 will be entitled to vote at the meeting. A stockholder giving a proxy may revoke it at any time by giving written notice of such revocation to the Secretary of the Company before it is exercised. A proxy may also be revoked by executing a later proxy or by attending the meeting and voting in person, provided written notice of such actions are given to the Secretary of the Company before the proxy is exercised.

At the close of business as of the above record date, there were outstanding and entitled to vote 4,277,595 shares of the Company's common stock. Each holder of shares entitled to vote has the right to one vote for each share standing in the holder's name on the books of the Company.

The shares represented by each properly executed proxy will be voted in the manner specified by the stockholder. If instructions are not given, the shares will be voted by the persons named in the accompanying proxy for the election of directors as specified below and in their discretion on any other matters properly coming before the meeting.

Under Delaware law and the Company's Bylaws, the presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast will constitute a quorum for the purposes of the Annual Meeting. Abstentions and broker non-votes will be treated as present for purposes of determining the presence of a quorum. Directors are elected by a plurality of the votes cast at the meeting. Accordingly, directions to withhold authority, abstentions, and broker non-votes will have no effect on the outcome of the vote for the election of directors.

May 14, 2004

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card because you own shares of our common stock. This proxy statement and proxy card relates to the Company's 2004 Annual Meeting of Stockholders to be held on June 23, 2004 and at any adjournment of that meeting. This proxy statement describes the matters on which we would like you, as a stockholder, to vote. It also gives you information on these matters so that you can make an informed decision.

What am I voting on?

You are voting for the election of five members of the Board of Directors.

Who is entitled to vote?

Holders of shares of common stock outstanding on the Company's books at the close of business on April 26, 2004, the record date for the Annual Meeting, may vote. There were 4,277,595 shares of common stock outstanding at that time.

How many votes do I have?

Each of your shares is entitled to one vote.

What vote is required to elect directors?

The Board of Directors are elected by a plurality of votes, which means that the five directors receiving the highest number of votes will serve as members of the Board of Directors until their successors have been elected and qualified.

How do I vote?

After carefully reading and considering the information contained in this proxy statement, you may cast your vote in one of the following ways:

- by completing the accompanying proxy card and returning it in the enclosed envelope; or
- by appearing and voting in person at the Annual Meeting.

If your shares are held in "street name," which means that your shares are held in the name of a bank, broker, or other financial institution instead of in your own name, you must either direct the financial institution as to how to vote your shares or obtain a proxy from the financial institution to vote at the Annual Meeting.

What if I don't indicate my voting choices?

If the Company receives your proxy in time to permit its use at the Annual Meeting, your shares will be voted in accordance with the instructions you indicate. If you have not indicated otherwise, your shares will be voted as recommended by Paragon's Board of Directors. More particularly, your shares will be voted FOR the election of the director nominees.

How does discretionary voting apply?

The Company is not aware of any matter not described in this proxy statement that will be presented for consideration at the Annual Meeting. If another matter is properly presented, your shares will be voted on the matter in accordance with the judgment of the person or persons voting the proxy.

May I change my vote?

After mailing in your proxy, you may change your vote by following any of these procedures. If you are a shareholder "of record," meaning that the shares you own are registered in your name as of April 26, 2004, then to revoke your proxy, you must do one of the following before the vote is taken at the Annual Meeting:

- send written notice revoking your proxy to the Company's Secretary at Paragon Technologies, Inc., 600 Kuebler Road, Easton, PA 18040; or
- sign and return a proxy with a later date.

If you are not a holder of record but you are a "beneficial holder," meaning that your shares are registered in another name (for example, in "street name"), you must follow the procedures required by the holder of record, which is usually a brokerage firm, bank, or other financial institution, to revoke a proxy. You should contact the holder of record directly for more information on these procedures. In any event, you may not change your vote or revoke your proxy after the vote is taken at the Annual Meeting.

How do I vote in person?

If you plan to attend the Annual Meeting and wish to vote in person, we will give you a ballot when you arrive. If your shares are held in "street name," you must bring a letter from the brokerage firm or bank showing that you were the beneficial owner of the shares on April 26, 2004, the record date for determining which of our stockholders are entitled to notice of, and to vote at, the Annual Meeting, in order to vote at the Annual Meeting. In addition, if you want to vote your shares that are held in street name, you must obtain a "legal proxy" from the holder of record and present it at the Annual Meeting.

What does it mean if I receive more than one set of proxy materials?

Receiving multiple sets of proxy-soliciting materials generally means that your shares are registered in different ways or are in more than one account. Please respond to all of the proxy requests to ensure that all your shares are voted.

What constitutes a quorum at the Annual Meeting?

A majority of the outstanding shares entitled to vote on a matter, whether present in person or by proxy, constitutes a quorum for consideration of that matter at the Annual Meeting. A quorum is necessary for valid action to be taken on the matter. Your shares will be present by proxy and count towards the quorum if you give us your proxy by signing, dating, and returning a proxy form.

Who pays the costs of soliciting proxies?

The Company will pay all the costs of soliciting management proxies. Brokerage firms, custodians, nominees, fiduciaries, and other intermediaries are being asked to forward the proxy-soliciting materials to beneficial owners of the Company's common stock and to obtain their authority to give proxies. The Company will reimburse these intermediaries for their reasonable expenses.

In addition to mailing proxy-soliciting materials, the Company's directors, officers, and regular employees may solicit proxies personally, by telephone, or by other means. They will not receive additional compensation for these services, other than normal overtime pay, if applicable. Representatives of the Company's transfer agent may also solicit proxies.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information as of April 26, 2004 (unless otherwise noted) regarding the ownership of common stock (i) by each person known by the Company to be the beneficial owner of more than five percent of the outstanding common stock, (ii) by each director or nominee for election as a director of the Company, (iii) by the executive officers of the Company named in the Summary Compensation Table (included elsewhere in this Proxy Statement), and (iv) by all current executive officers and directors of the Company as a group. Unless otherwise stated, the beneficial owners exercise sole voting and/or investment power over their shares.

Beneficial Owner	Number of Shares Beneficially Owned	Right to Acquire Under Options Exercisable Within 60 Days	Percentage of Class (1)
Emerald Advisers, Inc. (2) 1703 Oregon Pike Suite 101 Lancaster, PA 17601	1,199,510	-	28.04%
L. Jack Bradt (3) P.O. Box 208 Bethlehem, PA 18016	312,324	7,500	7.46%
Leon C. Kirschner	180,387	81,250	6.00%
Theodore W. Myers (4)	26,200	5,000	*
Anthony W. Schweiger	30,000	5,000	*
Steven Shulman	169,109	7,500	4.12%
Leonard S. Yurkovic	58,000	5,000	1.47%
Ronald J. Semanick	5,078	20,672	*
Gordon A. Hellberg	1,520	21,750	*
All current directors and executive officers as a group (8 persons) (3) (4)	782,618	153,672	21.13%

*Represents less than 1%.

(1) The percentage for each individual, entity or group is based on the aggregate number of shares outstanding as of April 26, 2004 (4,277,595) and all shares issuable upon the exercise of outstanding stock options held by each individual or group that are presently exercisable or exercisable within 60 days after April 26, 2004.

(2) This information is presented in reliance on information disclosed in a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2004.

(3) Includes 45,883 shares held by members of Mr. Bradt's immediate family. Mr. Bradt disclaims beneficial ownership of such shares.

(4) Includes 2,800 shares held by members of Mr. Myers' immediate family. Mr. Myers disclaims beneficial ownership of such shares.

ELECTION OF DIRECTORS

At the meeting, five nominees will stand for election as directors of the Company to hold office for a period of one year or until their successors have been elected and qualified.

If the enclosed proxy is duly executed and received in time for the meeting, the persons named therein will vote the shares represented thereby for the five persons nominated for election as directors unless authority is withheld.

If any nominee should refuse or be unable to serve, the proxy will be voted for such other person as shall be designated by the Board of Directors. Management has no knowledge that any of the nominees will refuse or be unable to serve.

Information concerning the nominees for election as directors is set forth below:

Name, Other Positions or Offices With The Company and Principal Occupation for Past Five Years	Director Since	Age
L. Jack Bradt	1958	76
L. Jack Bradt was the founder in 1958 and for 30 years President and CEO of SI Handling Systems, Inc., renamed Paragon Technologies, Inc. shortly after the Company acquired Ermanco Incorporated. Mr. Bradt has continued as a director of the Company since its inception. He is active as a director in a number of local, state, and national organizations involved in business, education, human services, and government.		
Theodore W. Myers	2002	60
Theodore W. Myers is the Chairman of the Board of the Company since June 2002. Mr. Myers retired from Tucker Anthony Sutro, an investment banking firm, where he was First Vice President and Branch Manager of the Phillipsburg, New Jersey satellite office, where he served from 1991 to 2000.		
Anthony W. Schweiger	2001	62
Anthony W. Schweiger is President and CEO of The Tomorrow Group, LLC, a governance and management consultancy. He is also a principal of e-brilliance, LLC, a software and IT education consultancy. Mr. Schweiger's business experience includes governance oversight, capital market management, risk management, technology, and strategic planning. Since 1992, he has been a director and Governance Chair of Radian Group Inc., a NYSE traded global provider of credit enhancement products. He also serves on Radian's Audit and Executive Committees. He has also been an investor and director of Input Technologies, LLC, a supplier of human-to-machine interface products and services since February 1998. In his capacity as a consultant, Mr. Schweiger advises various service and technology businesses on governance, operational, and strategic issues.		

Name, Other Positions or Offices With The Company and Principal Occupation for Past Five Years	Director Since	Age
Steven Shulman	1999	63
Steven Shulman has been an investment banker since 1984 through his wholly-owned company, The Hampton Group. Currently, Mr. Shulman is a shareholder and director in a diversified group of companies, including Transportation Technologies, Inc., TNP Enterprises, Inc., Terrace Food Group, Inc., PlasmaSol Corp., C3i Inc., Beacon Capital Partners, Inc., and Ark Restaurants Corp. In addition, he serves as Chairman of Terrace Food Group, Inc. Mr. Shulman serves as Vice Chairman of the Board of Stevens Institute of Technology. Mr. Shulman was also a director of Ermanco Incorporated at the time of its acquisition by the Company on September 30, 1999.		
Leonard S. Yurkovic	2002	66
Leonard S. Yurkovic returned to the Company as President and CEO in October 2003 and is also the Vice Chairman of the Board of the Company. Mr. Yurkovic started with the Company in 1979 as Vice President – Finance. Throughout the 1980s, Mr. Yurkovic was appointed to several executive-level positions at the Company, having been named President and Chief Operating Officer in 1985, Managing Director of European Operations in 1987, and then President and Chief Executive Officer in 1988. Mr. Yurkovic originally retired from the Company as CEO and a member of the Board of Directors in 1999.		

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE FIVE NOMINEES AS DIRECTORS OF THE COMPANY.

ADDITIONAL INFORMATION CONCERNING CERTAIN DIRECTORS AND COMMITTEES

The Board of Directors performs certain of its functions through committees. Set forth below is description of the functions of those committees and the members of the Board serving on such committees.

There are four standing committees of the Board of Directors: the Audit Committee, the Compensation Committee, and the recently formed Committee on Strategic Alternatives and the Nominating Committee.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to any governmental body or the public, the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board of Directors have established, and the Company's accounting and financial reporting processes generally. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to the Company's policies, procedures, and practices at all levels. The Audit Committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and internal control system, review and appraise the audit efforts of the Company's independent auditors, and provide an open avenue of communication among the independent auditors, financial and senior management, and the Board of Directors. The Audit Committee approves the engagement of the independent auditors and also approves the scope of the annual audit and any non-audit services provided by such independent auditors. It reviews with the auditors the results of the review of the quarterly financial statements, the annual audit, and the year-end financial statements.

During the fiscal year ended December 31, 2003, the Audit Committee was comprised of Mr. Bradt, Mr. Schweiger, Mr. Hallenbeck, and Mr. Yurkovic (until his appointment as President and CEO of the Company in October 2003). Mr. Hallenbeck served on the Audit Committee until his resignation in March 2004, at which time Mr. Myers became a member of the Audit Committee. The current members of the Audit Committee are Mr. Schweiger, Chairman, and Messrs. Bradt and Myers. Members of the Audit Committee are considered independent within the meaning of the rules of the American Stock Exchange and the Securities and Exchange Commission; however, the Board of Directors has determined that the Audit Committee does not currently have a member who qualifies as an "audit committee financial expert" as defined in regulations of the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002. Although no one member of the Audit Committee appears to meet all of the requirements of the definition of "audit committee financial expert," the Board of Directors believes that the members of the Audit Committee collectively possess the required attributes concerning the understanding of accounting principles generally accepted in the United States and financial statements, the application of such principles in connection with accounting for estimates, accruals and reserves, the understanding of internal control over financial reporting and the understanding of Audit Committee functions. Currently, the only Board member that would qualify as a financial expert is Mr. Yurkovic; however, with the appointment of Mr. Yurkovic as President and CEO of the Company in October 2003, Mr. Yurkovic was no longer considered independent and thereby resigned his position on the Audit Committee. Alternatively, the Board of Directors believes that Mr. Schweiger possesses the required attributes to qualify as financially sophisticated within the meaning of the rules of the American Stock Exchange.

Compensation Committee

The Compensation Committee has adopted a formal written Charter that has been approved by the Board. The Charter specifies the scope of the Compensation Committee's responsibilities and procedures for carrying out such responsibilities. A copy of the Charter is attached as Appendix A to this Proxy Statement. The Compensation Committee reviews and recommends to the Board of Directors matters with respect to the remuneration arrangements for officers and directors of the Company including salaries and other direct compensation and incentive stock option awards. During the fiscal year ended December 31, 2003, the Compensation Committee was comprised of Mr. Shulman, Mr. Bradt, and Mr. Hallenbeck. Mr. Hallenbeck served on the Compensation Committee until his resignation in March 2004, at which time Mr. Schweiger became a member of the Compensation Committee. While Mr. Shulman receives additional compensation from the Company as the result of his affiliation in a limited liability corporation that leases the Spring Lake, Michigan facility to the Company, the Board of Directors believes that Mr. Shulman's financial insight and expertise makes him an invaluable member of the Compensation Committee. The Board of Directors has determined that it is in the best interests of the Company and its stockholders to have Mr. Shulman serve as Chairman of the Compensation Committee and be considered independent for an interim period not to exceed two years from this Annual Meeting of Stockholders. The current members of the Compensation Committee are Mr. Shulman, Chairman, and Messrs. Bradt and Schweiger.

Finance Committee and Committee on Strategic Alternatives

In October 2003, the Board of Directors established the Committee on Strategic Alternatives. The Committee on Strategic Alternatives' responsibilities include, but are not limited to such matters as assessing alternate uses of capital and studying strategic alternatives to enhance shareholder value. The members of the Committee on Strategic Alternatives are Mr. Myers, Chairman, and Messrs. Bradt and Shulman.

Shortly after the repayment of the Company's outstanding senior and subordinated debt, the Board of Directors disbanded the Finance Committee of the Board in October 2003. The Finance Committee's responsibilities included reviewing the performance of the Company's principal bank, assessing alternate funding arrangements as well as management's efforts to strengthen the Company's financial position, and, recommending the selection and reviewing the performance of the Company's investment banking firm. The Board of Directors decided that given its current size and composition, and the elimination of the Company's outstanding senior and subordinated debt, a separate Finance Committee was no longer appropriate. Rather, the entire Board would work together to provide an ongoing review of the performance of the Company's principal bank, assessing alternate funding arrangements as well as management's efforts to strengthen the Company's financial position, and, recommending the selection of an investment banking firm. The members of the Finance Committee during the year ended December 31, 2003 were Mr. Shulman, Chairman, and Messrs. Myers, Schweiger, and Yurkovic.

Nominating Committee

In March 2004, the Board of Directors established the Nominating Committee. The Nominating Committee has adopted a formal written Charter that has been approved by the Board. The Charter specifies the scope of the Nominating Committee's responsibilities and procedures for carrying out such responsibilities. A copy of the Charter is available on the Company's website, www.ptgamex.com, and is also attached as Appendix B to this Proxy Statement. The Committee members are Mr. Myers, Chairman, Mr. Bradt, and Mr. Schweiger, each of whom is independent, as that term is defined in the listing standards of the American Stock Exchange.

Prior to the formation of the Nominating Committee in March 2004, the full Board of Directors performed the functions of a nominating committee with responsibility for considering appropriate candidates for election as directors.

The Nominating Committee functions include establishing the criteria for recommending candidates to the Board for nomination; actively seeking candidates who meet those criteria; and making recommendations to the Board of nominees to fill vacancies on, or as additions to, the Board.

The Nominating Committee has not established specific, minimum qualification standards for nominees to the Board. From time to time, the Nominating Committee may identify certain skills or attributes (e.g., material handling industry experience, technology/ information/data systems experience, financial experience) as being particularly desirable for specific director nominees.

In the case of potential independent director candidates, such eligibility criteria shall be in accordance with Securities and Exchange Commission and American Stock Exchange rules.

The Nominating Committee will conduct an annual assessment of the composition of the Board and its committees and review with the Board the appropriate skills and characteristics required of Board members. The Nominating Committee does not expect to rely upon third-party search firms to identify Board candidates. Instead, it expects to rely upon recommendations from a wide variety of its business contacts, including current executive officers, directors, community leaders, and stockholders as a source for potential board candidates.

The Nominating Committee has sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm, fees, and other retention terms. The Nominating Committee has not engaged, or paid any fees to, a search firm in connection with the nomination of any of the directors for election at the Annual Meeting of Stockholders covered by this Proxy Statement.

The Nominating Committee will consider nominees for election to the Board that are timely recommended by stockholders provided that a complete description of the nominees' qualifications, experience and background, together with a statement signed by each nominee in which he or she consents to act as such, accompany the recommendations. Such recommendations should be submitted in writing to the attention of Chairman, Nominating Committee, at the Company's address at Paragon Technologies, Inc., 600 Kuebler Road, Easton, PA, 18040, and should not include self-nominations.

Section 2.1.2 of the Company's Bylaws contains provisions setting forth the requirements applicable to a stockholder nomination for director. These requirements are summarized in this Proxy Statement under the caption "2005 Stockholder Proposals."

Each of the current nominees for director listed under the caption "ELECTION OF DIRECTORS" is an existing director standing for re-election. In connection with the 2004 Annual Meeting of Stockholders, the Nominating Committee did not receive any recommendation for a candidate from any stockholder or group of stockholders owning more than 5% of the Company's common stock.

There were four meetings of the Audit Committee and two meetings of the Compensation Committee. There were no meetings of the Committee on Strategic Alternatives and the Finance Committee during the year ended December 31, 2003 as the entire Board worked together to provide an expanded and ongoing effort relating to the responsibilities of the Finance Committee and the Committee on Strategic Alternatives. The Board of Directors met eight times during the year ended December 31, 2003. Each director attended all of the meetings of the Board of Directors and committees of the Board of Directors on which he served, with the exception of Mr. Kirschner who missed one meeting of the Board of Directors, and Mr. Hallenbeck who missed one meeting of the Compensation Committee of the Board of Directors.

Independent directors shall meet in executive session (where no members of management shall be present) at least once annually.

Communication with Directors

The Company's Annual Meeting of Stockholders provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board of Directors on matters relevant to the Company. Each of the Company's directors is requested to personally attend the Annual Meeting. All of the Company's directors attended the Company's 2003 Annual Meeting of Stockholders. In addition, stockholders may, at any time, communicate in writing with the Chairman of the Nominating Committee, or non-management directors as a group, by sending such written communication to the attention of Chairman, Nominating Committee, at the Company's address at Paragon Technologies, Inc., 600 Kuebler Road, Easton, PA, 18040, (fax (610) 252-3205).

Copies of written communications received at such address will be provided to the Chairman of the Nominating Committee or the non-management directors as a group unless such communications are considered, in the reasonable judgment of the Corporate Secretary, to be improper for submission to the intended recipient(s). Examples of stockholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company's business, or communications that relate to improper or irrelevant topics.

COMPENSATION OF DIRECTORS

Directors who are also employees of the Company receive no additional remuneration for their services as directors. Prior to November 6, 2002, the Chairman of the Board of Directors and other non-employee directors received an annual retainer of $12,000 and $6,000, respectively; a fee of $2,500 for each Board meeting attended; a fee of $600 per day for all Company-related activities undertaken at the request of the Chairman of the Board or the Chief Executive Officer of the Company; a fee of $300 per interview for all Company-related activities undertaken in connection with interviewing qualified candidates to fill vacancies in key positions within the Company; and a fee of $200 for each Board Meeting held by telephone conference. Effective November 6, 2002, the annual retainer and meeting fees were temporarily reduced by 20%. As part of this cost reduction initiative, the Chairman of the Board of Directors and other non-employee directors received an annual retainer of $9,600 and $4,800, respectively, and a fee of $2,000 for each Board Meeting attended.

Effective May 6, 2003, the Chairman of the Audit Committee receives an additional annual retainer of $5,000, and directors are paid for serving on Committees of the Board of Directors. Committee members receive a fee of $250 for each Committee Meeting held by telephone conference, a fee of $250 for each Committee Meeting held in conjunction with a Board Meeting, and a fee of $1,500 for each Committee Meeting except those held in conjunction with a Board Meeting. Effective July 1, 2003, the Chairman of the Board of Directors receives an annual retainer of $24,000. Effective October 13, 2003, non-employee directors receive an annual retainer of $12,000, a fee of $1,500 for each Board Meeting attended, and a fee of $250 for each Board meeting held by teleconference. Directors will continue to receive a fee of $600 per day for all Company-related activities undertaken at the request of the Chairman of the Board or the Chief Executive Officer of the Company, and a fee of $300 per interview for all Company-related activities undertaken in connection with interviewing qualified candidates to fill vacancies in key positions within the Company. Directors are also reimbursed for their customary and usual expenses incurred in attending Board and Committee Meetings including those for travel, food, and lodging.

The Company permits its directors, at their election, to defer receipt of payment of directors' fees. During the year ended December 31, 2003, $15,650 of directors' fees were deferred. Deferred directors' fees accrue interest at the prime rate of interest charged by the Company's principal bank or may be invested in units equivalent to shares of common stock of the Company. During the year ended December 31, 2003, there were no distributions under the Directors' Deferred Compensation Plan.

Under the Company's 1997 Equity Compensation Plan, directors are eligible to receive grants of stock options at the discretion of the Company's Board of Directors. No grant of stock options were made to any of the directors in 2003.

NOTWITHSTANDING ANYTHING TO THE CONTRARY, THE FOLLOWING REPORTS OF THE AUDIT COMMITTEE AND THE COMPENSATION COMMITTEE AND THE STOCK PERFORMANCE GRAPH ON PAGE 18 SHALL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE EXCHANGE ACT, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities. The Board has determined that each of the members of the Audit Committee is "independent," as that term is defined in the independence requirements for Audit Committee members contained in the applicable rules of the Securities and Exchange Commission and standards of the American Stock Exchange. The Audit Committee acts under a Charter adopted by the Board. A copy of the Charter is attached to this proxy statement as Appendix C.

Management is responsible for the Company's internal controls and the financial reporting process. KPMG LLP, the Company's independent auditors, is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In performing these responsibilities, the Audit Committee reviewed and discussed the Company's audited consolidated financial statements with management and KPMG LLP. The Audit Committee discussed with KPMG LLP matters required to be discussed by the Statement on Auditing Standards No. 61, "Communication with Audit Committees." KPMG LLP also provided to the Audit Committee the letter and written disclosures required by Independent Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with KPMG LLP the matter of the firm's independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.

Current Members of the Audit Committee:
Anthony W. Schweiger, Chairman
L. Jack Bradt
Theodore W. Myers

Former Audit Committee Member:
Leonard S. Yurkovic

Mr. Yurkovic served on the Audit Committee until he was appointed President and CEO of the Company in October 2003. Mr. Hallenbeck served on the Audit Committee until his resignation in March 2004, at which time Mr. Myers became a member of the Audit Committee. The current members of the Audit Committee are Mr. Schweiger, Mr. Bradt, and Mr. Myers.

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is currently comprised of Mr. Shulman, Chairman, and Messrs. Bradt and Schweiger. Mr. Bradt was formerly the CEO of the Company until 1987. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy and Practices

It is the Company's policy to offer competitive compensation opportunities for its employees based on a combination of factors, including corporate performance and individual contribution to the business consistent with corporate needs and objectives.

The Compensation Committee of the Company, whose members are identified above, annually reviews and recommends compensation for the Company's executive officers to the Board of Directors. The annual compensation review permits an ongoing evaluation of the link between the Company's performance and its executive compensation in the context of the compensation programs of other companies. A portion of executive officers' total compensation is dependent upon the Company's annual financial performance, including orders, sales, operating income, earnings per share, and effective management of the Company's operations.

Salaries for executive officers are determined with reference to a position rate for each officer. The position rates are determined annually by evaluating the responsibilities of the position and taking into consideration, among other things, salaries paid to other executives in comparable positions in comparably sized companies, levels of experience, and job responsibilities. The Compensation Committee determines adjustments to executive officer salary based on the recommendation of the Chief Executive Officer. The salary adjustment recommendations are based on performance criteria such as financial performance, strategic decisions, personnel development, individual performance, and potential of the individual in the job. The Company regards salaries as a base for compensation and relies on the bonus opportunity and stock options to reward fairly and to provide an incentive for excellence of service and loyalty.

The Compensation Committee awards bonuses to the Company's executive officers pursuant to an existing Management Incentive Plan. The bonus amounts for executive officers are at risk and may vary from year to year. Bonuses are awarded after the close of each year to the executive officers, based upon the Company's financial performance, primarily the attainment of orders, sales, operating income, and earnings per share goals. No executive officer is assured of any minimum bonus. However, in the event the Company does not reach its financial objectives, the Board of Directors has discretionary authority to award bonuses based on an executive officer's individual performance and personal contribution to the business.

There are three basic elements to executive officer compensation: salary, bonus, and stock options. The stock option program rewards executive officers for successful long-term strategic management and enhancement of shareholder value by providing an opportunity to acquire equity ownership in the Company stressing both annual and long-term performance and supporting a performance-oriented environment which allows the Company to attract and retain qualified management personnel. The Compensation Committee believes equity ownership in the Company by management aligns the interests of stockholders and management. The Compensation Committee may grant stock options each year to executive officers and other employees based on a variety of factors, including the financial performance of the Company and an assessment of personal contribution. The options are granted with an exercise price equal to the market price of the Company's common stock on the date of grant, vest over a period of four years, and expire after five years. The options provide value to the recipients as the price of the Company's stock appreciates from the date when the options were granted. Historically, stock options have been granted based on position rate. The Compensation Committee did not award any bonuses or grant any stock options in 2003.

CEO Compensation

In October 2003, Mr. Yurkovic was hired as the Company's President and CEO at a salary of $212,160 per annum. The compensation paid to Mr. Yurkovic was arrived at through negotiations with Mr. Yurkovic. Mr. Yurkovic's compensation was set in an effort to provide him with compensation acceptable to an executive of his caliber and experience based on the Compensation Committee's assessment of Mr. Yurkovic's ability and dedication to provide the leadership and vision necessary to enhance the Company's long-term value. The Compensation Committee believes that, as compared to most other public companies, the salary paid to Mr. Yurkovic is modest, but generally competitive with like size companies in the region. Mr. Yurkovic does not have an employment agreement with the Company.

Conclusion

The Company's executive compensation program is designed to link the performance of management to accomplishing both short and long-term earnings goals, building shareholder value, and personal contribution to the business. The individual elements together provide compensation that is well suited for the Company. The management team understands the linkage of operating performance, personal contribution to the business, and their own compensation.

The foregoing constitutes the report of the Compensation Committee of the Board of Directors for the Company's year ended December 31, 2003.

Respectfully submitted,

COMPENSATION COMMITTEE: Steven Shulman, Chairman
L. Jack Bradt
Anthony W. Schweiger

EXECUTIVE COMPENSATION

Set forth below is certain information relating to compensation received by the Company's Chief Executive Officer and the other executive officers (the "Named Executive Officers") of the Company.

Summary Compensation Table

Name and Position	Fiscal Year Ended	Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)(2)	Long Term Comp. Awards Stock Options (#)(3)	All Other Compensation ($)(4)
Leonard S. Yurkovic	12/31/03	$ 48,960	$ -	$ 2,215	-	$ 7,894
President and	12/31/02	-	-	-	10,000	-
Chief Executive	12/31/01	-	-	-	-	-
Officer (5)						
William R. Johnson	12/31/03	197,880	-	7,754	-	364,489
President and	12/31/02	265,200	-	9,600	-	9,021
Chief Executive	12/31/01	265,200	-	6,788	40,000	9,980
Officer (6)						
Leon C. Kirschner	12/31/03	260,545	-	9,600	-	2,000
Chief Operating	12/31/02	272,328	-	8,800	-	2,000
Officer and	12/31/01	265,277	3,928	8,063	25,000	54,209
President of Ermanco Incorporated						
Ronald J. Semanick	12/31/03	112,236	-	9,969	-	4,843
Vice President -	12/31/02	115,000	-	9,600	-	4,452
Finance, Chief	12/31/01	105,000	27,247	6,788	5,000	4,185
Financial Officer, and Treasurer						

(1) This column includes employee pre-tax contributions to the Company's 401(k) Retirement Savings Plans.

(2) This column consists of an auto allowance for the business usage of personal automobiles for Messrs. Yurkovic, Johnson, and Semanick, and also automobile benefits for Mr. Kirschner. Effective September 14, 2001, the monthly auto allowance for Messrs. Johnson and Semanick is $800. Prior to September 14, 2001, the monthly auto allowance for Messrs. Johnson and Semanick was $410.

(3) Options become exercisable in increments of 25% on the anniversary date of the grant. Thus at the end of four years the options are fully exercisable. All options have a term of five years.

(4) This column includes the amounts expensed for financial reporting purposes for Company contributions to the Company's 401(k) Retirement Savings Plans pertaining to basic, matching, and profit sharing contributions for all Named Executive Officers. This column includes meals and lodging expenses of $6,262 for Mr. Yurkovic while away from his Maryland residence and working at the Company's headquarters in Easton, Pennsylvania. This column includes compensation in accordance with Mr. Johnson's Separation Agreement and Release as discussed below. This column includes the cost of supplemental health insurance and supplemental disability insurance plans for Mr. Kirschner. Pursuant to the supplemental health insurance and disability insurance plans, Mr. Kirschner received benefits in the amounts of $0, $0, and $52,509 for the years ended December 31, 2003, 2002, and 2001, respectively.

(5) Mr. Yurkovic became President and Chief Executive Officer of the Company in October 2003. His fiscal year 2003 compensation represents compensation from October 2003 through December 2003.

(6) The Company entered into a Separation Agreement and Release (the "Agreement") with Mr. Johnson dated October 8, 2003, whereby the Company agreed to provide Mr. Johnson with compensation and other contractual benefits pursuant to the terms of Mr. Johnson's Amended and Restated Executive Employment Agreement (the "Employment Agreement") dated October 1, 2001. In consideration for entering into the Agreement, Mr. Johnson received a payment of $356,203 less applicable tax withholdings.

Stock Options Granted to Named Executive Officers During The Year Ended December 31, 2003.

There were no options for the purchase of the Company's common stock awarded to the Named Executive Officers during the year ended December 31, 2003.

Stock Options Exercised During The Year Ended December 31, 2003 and Held by Named Executive Officers as of December 31, 2003.

The following table sets forth certain information regarding options for the purchase of the Company's common stock that were exercised and/or held by the Company's Named Executive Officers during the year ended December 31, 2003.

Aggregated Option Exercises in the Year Ended December 31, 2003 and Year-End Option Values

Name	# of Shares Acquired On Exercise	Value Realized	Number of Shares Covered By Unexercised Options at December 31, 2003 Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2003 Exercisable/ Unexercisable
Leonard S. Yurkovic	-	$ -	2,500/7,500	$ 3,950/11,850
William R. Johnson	29,769 (1)	104,672	- / -	- / -
Leon C. Kirschner	-	-	75,000/25,000	170,859/63,203
Ronald J. Semanick	5,078 (2)	20,845	18,172/8,750	49,358/26,594

(1) With approval from the Board of Directors, on June 16, 2003, Mr. Johnson acquired 29,769 shares of common stock, net of 3,109 shares withheld for the payment of applicable taxes, by exercising 32,878 options to obtain the shares.

(2) With approval from the Board of Directors, on June 16, 2003, Mr. Semanick acquired 5,078 shares of common stock by exercising 5,078 options to obtain the shares.

Employment Agreement with Leon C. Kirschner

The Company entered into an employment agreement with Leon C. Kirschner, a former stockholder of Ermanco Incorporated, on October 1, 1999. In accordance with the employment agreement, Mr. Kirschner was appointed as Corporate Vice President and a director of the Company and President of Ermanco Incorporated. On June 25, 2001, Mr. Kirschner was appointed Chief Operating Officer of the Company. The employment agreement was amended and restated effective August 28, 2002. Terms of the employment agreement include a base salary of $272,328 per year. The employment agreement entitles Mr. Kirschner to participate in the Company's Management Incentive Plan that provides for the opportunity to receive a bonus based upon the achievement of goals as defined for each fiscal year by the Board of Directors. Effective January 6, 2003, Mr. Kirschner's annual salary was temporarily reduced by 10% to $245,095 as part of a cost reduction initiative. Effective June 30, 2003, Mr. Kirschner's annual salary was adjusted to $258,712 and, effective October 13, 2003, Mr. Kirschner's annual salary was restored to $272,328.

Under the terms of the employment agreement, Mr. Kirschner shall perform his duties and responsibilities at the Company's Spring Lake, Michigan facility or at such other location in western Michigan as may be established from time to time by the President and CEO of the Company.

The Company has the right to terminate Mr. Kirschner's employment with or without cause. Cause is defined as any material breach of the employment agreement, disloyalty to the Company, willful misconduct, and conviction of a felony or other criminal act. Mr. Kirschner has the right to terminate the employment agreement voluntarily by giving the Company written notice of such termination no less than 180 days prior to the effective date of the termination. The employment agreement may also be terminated upon a change in control of the Company. The employment agreement provides for severance benefits that allow Mr. Kirschner to receive his salary for a period of 18 months plus a lump sum payment in an amount equal to one and one-half times the average of the bonus paid for the two (2) fiscal years preceding the year in which the termination becomes effective in the event of termination upon a change of control. In the event of termination without cause, the employment agreement also provides for severance benefits that allow Mr. Kirschner to receive his salary and health insurance coverage for a period of one year following the effective date of the termination.

Other benefits normally made available by the Company to executive officers, including participation in a health plan, retirement savings plan, and receipt of automobile benefits are also made available to Mr. Kirschner under the employment agreement.

Separation Agreement and Release with William R. Johnson

The Company entered into a Separation Agreement and Release (the "Agreement") with Mr. Johnson dated October 8, 2003, whereby the Company agreed to provide Mr. Johnson with compensation and other contractual benefits pursuant to the terms of Mr. Johnson's Amended and Restated Executive Employment Agreement (the "Employment Agreement") dated October 1, 2001. As part of the Agreement, Mr. Johnson and the Company mutually agreed that the Employment Agreement terminated effective October 1, 2003 thereby terminating Mr. Johnson's employment relationship and all other positions with the Company, and Mr. Johnson also released the Company from any and all claims for wages and benefits including, without limitation, salary, stock options, severance pay, vacation pay, bonuses, and other employment-related claims. In consideration for entering into the Agreement, Mr. Johnson received a payment of $356,203 less applicable tax withholdings. In the event Mr. Johnson elects continuing COBRA health coverage, the Company shall reimburse Mr. Johnson for his premiums for COBRA continued health benefits coverage through October 1, 2004. In addition, in the event the Company wishes to consult with Mr. Johnson concerning his former areas of responsibility within the Company, the Company shall pay Mr. Johnson $1,250 per day for such consultancy plus actual travel expenses.

Certain Relationships and Related Transactions

To complete the acquisition of Ermanco on September 30, 1999, the Company issued $3,000,000 in subordinated promissory notes to the stockholders of Ermanco, including notes in the amounts of $1,382,861 and $1,001,382 to Steven Shulman and Leon C. Kirschner, respectively. During 2003, the Company prepaid all of its outstanding subordinated debt. Both Messrs. Shulman and Kirschner are directors of the Company, and Mr. Kirschner also serves as the president of Ermanco and Chief Operating Officer of the Company. The notes, with an original term of seven years, bore interest at an annual rate of 10% through September 30, 2002, and 12% from October 1, 2002 through the prepayment date. Interest on the promissory notes was payable quarterly, in cash or under certain conditions, in the Company's common stock upon approval of the Company's Board of Directors.

Ermanco's operations are located in a 94,000 square foot steel building in Spring Lake, Michigan. The building is leased from a limited liability company that is affiliated with the Company through a common director and officer of the Company, Messrs. Shulman and Kirschner. The leasing agreement requires fixed monthly rentals of $33,283 through September 30, 2004. Thereafter, monthly rentals are $29,310 (with annual increases of 2.5%). The terms of the lease require the payment by Ermanco of all taxes, insurance, and other ownership related costs of the property. The lease, as amended on April 1, 2004, expires on September 30, 2008.

The Company has an employment agreement with Leon C. Kirschner, a director of the Company and President of Ermanco Incorporated. The employment agreement entitles Mr. Kirschner to receive annual compensation during the term of the employment agreement, participate in a bonus plan, plus usual and customary fringe benefits associated with being an employee of the Company. Under certain circumstances, the employment agreement provides for post termination severance payments.

STOCK PERFORMANCE CHART

The following graph illustrates the cumulative total stockholder return on the Company's common stock during the years ended December 31, 2003, December 31, 2002, December 31, 2001, December 31, 2000, the ten months ended December 31, 1999, and the fiscal year ended February 28, 1999 with comparison to the cumulative total return on the AMEX Composite Index, and a Peer Group of Construction and Related Machinery Companies. This comparison assumes $100 was invested on February 28, 1998 in the Company's common stock and in each of the foregoing indexes and assumes reinvestment of dividends.



180
150
120
90
60
30
0
DOLLARS
2/28/98
2/26/99
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
Paragon Technologies, Inc.
AMEX Composite Index
(1) Peer Group

	2/28/98	2/26/99	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03
Paragon Technologies, Inc.	100	86	71	60	65	63	72
(1) Peer Group	100	58	53	62	65	61	85
AMEX Composite Index	100	100	170	142	122	103	145

(1) The self-constructed Peer Group of Construction and Related Machinery Companies includes: A.S.V., Inc., Bolt Technology Corporation, Columbus McKinnon Corporation, Industrial Rubber Products, Inc., Lufkin Industries, Inc., Quipp, Inc., and Tesco Corporation. The total returns of each member of the Peer Group were determined in accordance with Securities and Exchange Commission regulations; i.e., weighted according to each such issuer's stock market capitalization.

INDEPENDENT AUDITORS

Selection of the independent auditors is made solely by the Audit Committee. KPMG LLP ("KPMG") served as the Company's independent auditors for 2003 and 2002. A representative of KPMG is expected to be present at the Annual Meeting and will have an opportunity to respond to appropriate questions of stockholders and make a statement if desired to do so.

Audit Fees

KPMG's fees for professional services rendered in connection with the audit of financial statements included in the Company's Form 10-K and review of financial statements included in the Company's Forms 10-Q and all other SEC regulatory filings were $159,800 for 2003 and $132,800 for 2002.

Audit-Related Fees

KPMG's fees for audit-related services were $10,000 for 2003 and $9,000 for 2002. These services were rendered in connection with audits of the Company's employee benefit plans.

Tax Fees

KPMG's fees for tax compliance and tax consultation services related to the Company's annual federal and state tax returns were $80,850 for 2003 and $76,800 for 2002.

All Other Non-Audit Fees

No other fees were charged by KPMG to the Company other than those referenced above.

Fee Approval Policy

In accordance with the Company's Audit Committee Charter, the Audit Committee approves in advance any and all audit services, including audit engagement fees and terms, and non-audit services provided to the Company by its independent auditors (subject to the de minimus exception for non-audit services contained in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended), all as required by applicable law or listing standards. The independent auditors and the Company's management are required to periodically report to the Audit Committee the extent of services provided by the independent auditors and the fees associated with these services. Specific services being provided by the Company's independent auditors are regularly reviewed in accordance with the pre-approval policy. All services rendered by KPMG are permissible under applicable laws and regulations, and the Audit Committee pre-approved all audit, audit-related, and non-audit services performed by KPMG during 2003.

2005 STOCKHOLDER PROPOSALS

Appropriate stockholder proposals and nominations of directors which are intended to be presented at the 2005 Annual Stockholders' Meeting must be received by the Company no later than January 15, 2005, in order to be included in the 2005 proxy materials.

With respect to stockholder proposals and nominations of directors not included in the Company's proxy statement, the stockholder must give advance notice to the Company prior to the deadline for such meeting determined in accordance with the Bylaws (the "Bylaw Deadline"). Under the Company's Bylaws, in order to be deemed properly presented, notice must be delivered to the Secretary of the Company at the principal executive offices of the Company no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. If the date of next year's annual meeting is earlier than May 24, 2005 or later than August 22, 2005, however, your written notice of intent must be delivered between the 120th day before next year's annual meeting and the later of the 90th day before next year's annual meeting, or the 10th day after the Company's first public announcement of next year's annual meeting date. The stockholder's notice must set forth the information required by the Bylaws.

If the Board of Directors decides to propose, for next year's annual meeting, an increase in the number of directors, the advance notice requirements will differ from those described above solely with respect to nominations of individuals for the new position(s) created by the increase if we fail to make a timely public announcement of the proposal. The Company's public announcement must be made as described in the Company's Bylaws. To be considered timely, the Company's first public announcement of such a proposal must be made at least 70 days prior to the first anniversary of the preceding year's annual meeting. If the Company fails to meet the applicable deadline for making a timely public announcement and you would like to nominate individuals for the new position(s) created by the increase, you must deliver your written notice of intent by no later than the 10th day after the Company's first public announcement. Your written notice of intent may nominate individuals only for new position(s) created by the increase, and must contain the information required by the Bylaws.

The Company may utilize discretionary authority conferred by proxy voting on any proposals not included in the Company's proxy if the stockholder does not give the Company notice of such matter by March 31, 2005. Proxy proposals are to be sent to the attention of Corporate Secretary, Paragon Technologies, Inc., 600 Kuebler Road, Easton, PA 18040.

SECTION 16(a) — BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than 10% of the Company's common stock (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies of these reports. Based solely on the Company's review of those documents received by the Company, and written representations, if any, received from reporting persons with respect to the filing of reports on Forms 3, 4, and 5, the Company believes that all filings required to be made by the reporting persons for the year ended December 31, 2003 were made on a timely basis.

OTHER MATTERS

Expenses of Solicitation

The Company may pay brokers, nominees, fiduciaries, or other custodians for their reasonable expenses in sending proxy materials to, and obtaining instructions from, persons for whom they hold stock of the Company. The Company expects to solicit proxies primarily by mail, but directors, officers, and regular employees of the Company may also solicit in person, by telephone, telegraph, or telefax.

Code of Conduct

The Company has a Code of Business Conduct and Ethics which can be viewed on the Company's website at www.ptgamex.com. The Company requires all employees, officers, and directors to adhere to this Code in addressing the legal and ethical issues encountered in conducting their work. The Code of Business Conduct and Ethics requires that the Company's employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the Company's best interests. The Company's Code of Business Conduct and Ethics is intended to comply with Item 406 of the SEC's Regulation S-K and the rules of the American Stock Exchange.

The Code of Business Conduct and Ethics includes procedures for reporting violations of the Code, which are applicable to all employees. The Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain, and treat complaints received regarding accounting, internal accounting controls, or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Code of Business Conduct and Ethics also includes these required procedures.

Other Items of Business

As of the date of this Proxy Statement, management has no knowledge of any matters to be presented at the meeting other than those referred to above. If any other matters properly come before the meeting, the persons named in the accompanying form of proxy intend to vote such proxy in accordance with their best judgment.

THE COMPANY WILL PROVIDE WITHOUT CHARGE, ON THE WRITTEN REQUEST OF ANY STOCKHOLDER, A COPY OF ITS ANNUAL REPORT ON FORM 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2003. REQUESTS SHOULD BE DIRECTED TO THE CORPORATE SECRETARY, PARAGON TECHNOLOGIES, INC., 600 KUEBLER ROAD, EASTON, PENNSYLVANIA 18040.

Appendix A

PARAGON TECHNOLOGIES, INC.
BOARD OF DIRECTORS

COMPENSATION COMMITTEE CHARTER

I. PURPOSE

The primary function of the Compensation Committee is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities with respect to all types of compensation of the directors, officers, and employees of the Corporation.

The Compensation Committee's compensation policies with respect to the Corporation's executive officers are based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Corporation, align the interests of the Corporation's management with the interests of its stockholders, and that a portion of executive officers' compensation should provide long-term incentives. The Compensation Committee seeks to have executive compensation set at levels that are sufficiently competitive so that the Corporation may attract, retain, and motivate high quality executives to contribute to the Corporation's success. In assessing overall compensation for executive officers, the Compensation Committee considers the Corporation's performance and industry position, general industry data, and the recommendations of third-party consultants.

II. COMPOSITION

The Compensation Committee consists of two or more independent members of the Board of Directors (the "Board"). Every member of the Compensation Committee shall be an "outside director" as such term is used in U.S. Internal Revenue Regulation 1.162-27 (e), as modified or supplemented from time to time; provided, that one (but no more than one) member of the Compensation Committee may be a non-independent director, provided that the Board determines the appointment of such non-independent director to the Compensation Committee is in the best interests of the Corporation and its stockholders, and the Board discloses the reasons for that determination in the Corporation's next annual proxy statement.

The members of the Compensation Committee shall be elected by the Board at the annual organizational meeting of the Board and shall serve until their successors shall be duly elected and qualified. Unless a Chairman of the Compensation Committee is elected by the full Board, the members of the Compensation Committee may designate a Chairman of the Compensation Committee by majority vote of the full Compensation Committee Membership.

III. MEETINGS

The Compensation Committee shall meet at least two times annually, or more frequently as circumstances dictate. A majority of the members of the Compensation Committee shall constitute a quorum for the transaction of business. Minutes of each meeting of the Compensation Committee should be recorded by the Secretary to the Compensation Committee. Approval by a majority of the members present at a meeting at which a quorum is present shall constitute approval by the Compensation Committee.

The Compensation Committee may also act by unanimous written consent without a meeting. The Compensation Committee should meet at least annually with the President and Chief Executive Officer of the Corporation.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Compensation Committee shall:

A. coordinate the Board's role in establishing performance criteria for the President and Chief Executive Officer and evaluate his performance annually;

B. review and recommend to the Board the annual salary, bonus, equity awards, stock options, and other benefits, direct and indirect, of the Corporation's President and Chief Executive Officer;

C. review the salaries, bonuses, and benefits of the Corporation's executives, as established by the President and Chief Executive Officer, and, upon the recommendation of the President and Chief Executive Officer and taking into consideration such other factors as the Committee believes appropriate, recommend to the Board equity awards, stock options, and other incentive compensation for Corporation employees;

D. review and recommend to the Board the terms of any employment agreement executed by the Corporation with an executive officer of the Corporation;

E. review and recommend to the Board new executive compensation programs; review annually the operation of the Corporation's executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose(s); establish and periodically review policies for the administration of executive compensation programs; and take steps to ensure that the Corporation's executive compensation programs comport with the Compensation Committee's compensation philosophy stated above;

F. assess succession planning for the Corporation's President and Chief Executive Officer; and

G. review and recommend to the Board the appropriate structure and amount of compensation for the members of the Board.

V. REPORTING RESPONSIBILITY

The minutes of the Compensation Committee reflecting, among other things, all actions taken by the Compensation Committee, shall be distributed to the Board at the next Board meeting following the meeting of the Compensation Committee that is the subject of such minutes.

In addition, matters within the responsibility of the Compensation Committee may be discussed by the full Board from time to time during the course of the year.

PARAGON TECHNOLOGIES, INC.
BOARD OF DIRECTORS

NOMINATING COMMITTEE CHARTER

I. ORGANIZATION

Membership

The Nominating Committee shall consist of two or more independent directors, in accordance with Securities and Exchange Commission ("SEC") and American Stock Exchange ("AMEX") rules. In addition to the independent directors, if the Nominating Committee consists of three or more directors, at least two of whom are independent, the Nominating Committee may include one member who is not independent pursuant to AMEX rules.

Membership on the Nominating Committee shall be determined annually by the Board upon the recommendation of the Nominating Committee. Unless a Chairman of the Nominating Committee is elected by the full Board, the members of the Nominating Committee may designate a Chairman of the Nominating Committee by majority vote of the full Nominating Committee Membership. A Secretary of the Nominating Committee shall be selected by the Chairman of the Nominating Committee. Should any member of the Nominating Committee cease to be independent, such member shall immediately resign his or her membership on the Nominating Committee. The Board of Directors may remove a member of the Nominating Committee. In case of a vacancy on the Nominating Committee, the Board may appoint an independent director to fill the vacancy for the remainder of the term.

Meetings

The Nominating Committee shall meet at least once each year. Additional meetings may be scheduled as needed and may be called by the Chairman of the Nominating Committee. A majority of the members of the Nominating Committee shall constitute a quorum for the transaction of business. Minutes shall be recorded by the Secretary to the Nominating Committee. Approval by a majority of the members present at a meeting at which a quorum is present shall constitute approval by the Nominating Committee. The Nominating Committee may also act by unanimous written consent without a meeting.

II. BASIC FUNCTION AND PURPOSE

The Nominating Committee shall recommend the nomination of Company directors to be nominated by the Board of Directors for election by the stockholders. In the case of vacancies to the Board, the Nominating Committee shall recommend the nomination of directors to be elected by the Board.

III. RESPONSIBILITIES

The Nominating Committee, in consultation with the Chairman of the Board and the Chief Executive Officer, shall:

1. Review and make recommendations on the range of skills and expertise which should be represented on the Board, and the eligibility criteria for individual Board and committee membership. In the case of potential independent director candidates, such eligibility criteria shall be in accordance with SEC and AMEX rules.

2. Review and recommend to the Board the appropriate structure of the Board.

3. Identify and recommend potential candidates for election or re-election to the Board.

4. Develop policies and procedures for consideration of Board nominees recommended by stockholders.

5. Have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm, fees, and other retention terms.

6. Review and recommend to the Board the appropriate structure of Board committees, recommend committee assignments, and the position of chairman of each committee. Review and make recommendations to the Board on the Company's efforts to promote diversity among directors.

7. Have authority to delegate any of its responsibilities to subcommittees or individuals as the Nominating Committee deems appropriate.

8. Have authority to obtain advice and assistance from internal and external legal, accounting, or other advisers.

9. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

10. Annually evaluate its own performance.

The Nominating Committee's authority and responsibilities shall not deprive the right to determine nominations where that right legally belongs to a third party.

IV. REPORTING RESPONSIBILITY

All action taken by the Nominating Committee shall be reported to the Board at the next Board meeting following such action.

In addition, nomination matters may be discussed in executive session with the full Board during the course of the year.

Appendix C

PARAGON TECHNOLOGIES, INC.
BOARD OF DIRECTORS

AUDIT COMMITTEE CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: 1) the financial reports and other financial information provided by the Corporation to any governmental body or the public; 2) the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and 3) the Corporation's accounting, financial and business reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures, and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

A. Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control systems.

B. Review and appraise the audit efforts of the Corporation's independent auditors.

C. Provide an open avenue of communication among the independent auditors, financial and senior management, and the Board of Directors.

The Audit Committee does not plan or conduct audits, nor does it determine that the Corporation's financial statements and disclosures are complete, accurate and in accordance with accounting principles generally accepted in the United States and applicable rules and regulations. These functions are the responsibility of Corporation management and the independent auditor.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall (i) be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee, (ii) meet the independence requirements of Section 10A(m)(3) of the Securities and Exchange Act of 1934 (the "Exchange Act") and the rules and regulation of the Commission, (iii) meet the independence and financial literacy requirements of the listing standards of The American Stock Exchange, as modified or supplemented from time to time. If a member of the Audit Committee ceases to be independent in accordance with the requirements of the Exchange Act and the corresponding provisions of the listing standards of The American Stock Exchange for reasons outside the member's reasonable control, that person, with prompt notice to the Exchange, may remain an audit committee member in accordance with the listing standards of The American Stock Exchange. All members of the Audit Committee shall be able to read and understand fundamental financial statements, including balance sheets, income statements, and cash flow statements, and at least one member of the Audit Committee shall be financially sophisticated as defined in the listing standards of

The American Stock Exchange. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board and shall serve until their successors shall be duly elected and qualified. Unless a Chairman of the Audit Committee is elected by the full Board, the members of the Audit Committee may designate a Chairman of the Audit Committee by majority vote of the full Committee Membership.

III. MEETINGS

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. A majority of the members of the Audit Committee shall constitute a quorum for the transaction of business. Minutes of each meeting of the Audit Committee should be recorded by the Secretary to the Audit Committee. Approval by a majority of the members present at a meeting at which a quorum is present shall constitute approval by the Audit Committee. The Audit Committee may also act by unanimous written consent without a meeting. As part of its job to foster open communication, the Audit Committee should meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee or at least its Chairman, or his designee, should meet with the independent auditors and management quarterly to review the Corporation's financials consistent with IV.4. below. The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

1. Review and update this Charter periodically, at least annually, as conditions dictate.

2. Review the Corporation's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

3. Review with financial management and the independent auditors the Form 10-Q and Form 10-K prior to its filing or prior to the release of earnings. The Chairman of the Audit Committee, or his designee, may represent the entire Audit Committee for purposes of this review.

4. Discuss with management the Corporation's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

5. Review disclosures made to the Audit Committee by the Corporation's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.

Independent Auditors

6. The Audit Committee shall have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

7. The Audit Committee shall preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Corporation by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted nonaudit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

8. Review and discuss reports from the independent auditors on:

a. All critical accounting policies and practices to be used.

b. All alternative treatments of financial information within accounting principles generally accepted in the United States that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

c. Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

9. Review the independence, performance, and qualifications of the independent auditors at least annually. As part of such review, the Audit Committee shall obtain and review a report from the independent auditors at least annually regarding:

a. the independent auditors' internal quality-control procedures,

b. any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and

c. any steps taken to deal with any such issues.

10. Require the independent auditors to submit annually to the Audit Committee a formal written statement, delineating all relationships between the independent auditors and the Corporation in accordance with Independence Standards Board (ISB) Standard No. 1. Actively engage in a dialogue with the independent auditors about any relationships or services that could impact their objectivity and independence. Take appropriate action in response to the independent auditors' report regarding their independence.

11. Periodically consult with the independent auditors, out of the presence of management, about internal controls and the fullness and accuracy of the Corporation's financial statements.

12. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

13. Recommend to the Board policies for the Corporation's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Corporation.

Financial Reporting Processes

14. In consultation with the independent auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.

15. Consider the independent auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

16. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent auditors or management.

Process Improvement and Business Controls

17. Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements, and the view of each as to appropriateness of such judgments.

18. Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19. Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

20. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

21. Establish regular and separate systems of reporting to the Audit Committee by management regarding controls and operations of the Corporation's business units with particular emphasis on risk and profitability.

22. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Ethical and Legal Compliance

23. Establish, review, and update periodically a Code of Business Conduct and Ethics, and ensure that management has established a system to enforce this Code.

24. Review management's monitoring of the Corporation's compliance with the Corporation's Code of Business Conduct and Ethics, and ensure that management has the proper review system in place to ensure that Corporation's financial statements, reports, and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

25. Review with the Corporation's counsel, legal compliance matters, including corporate securities trading policies.

26. Review with the Corporation's counsel, any legal matter that could have a significant impact on the Corporation's financial statements.

27. Perform any other activities consistent with this Charter, the Corporation's Bylaws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

28. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

29. Review and approve any transactions between the Corporation and its officers, directors, or 5% shareholders which would be reportable in the Corporation's proxy statement.

V. REPORTING RESPONSIBILITY

The minutes of the Audit Committee reflecting, among other things, all actions taken by the Audit Committee, shall be distributed to the Board at the next Board meeting following the meeting of the Audit Committee that is the subject of such minutes.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in the Corporation's annual proxy statement.

In addition, matters within the responsibility of the Audit Committee may be discussed by the full Board from time to time during the course of the year.

ANNUAL MEETING OF STOCKHOLDERS OF

PARAGON TECHNOLOGIES, INC.

June 23, 2004

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

20500000000000001000 2 062304

The Board of Directors recommends a vote "FOR" the Election of Directors.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** *(See instructions below)*

NOMINEES:
- ○ L. Jack Bradt
- ○ Theodore W. Myers
- ○ Anthony W. Schweiger
- ○ Steven Shulman
- ○ Leonard S. Yurkovic

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

2. *In their discretion, the Proxies are authorized to vote upon such other matters as may properly come before the meeting or at any adjournments thereof.*

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Stockholder ____________ Date: ______ Signature of Stockholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full [illegible] please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PARAGON TECHNOLOGIES, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Theodore W. Myers and Ronald J. Semanick, or either of them acting in the absence of the other, as proxy holders, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side, all shares of common stock of Paragon Technologies, Inc., held of record by the undersigned on April 26, 2004, at the Annual Meeting of Stockholders to be held on June 23, 2004, at 9:30 a.m., local time, or at any adjournments thereof.

This proxy when properly executed will be voted in the manner directed on the reverse side. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS. This proxy may be voted, in the discretion of the proxy holders, upon such other business as may properly come before the Annual Meeting of Stockholders or any adjournments thereof. The Board of Directors does not presently know of any other matters to be presented at the meeting.

Please vote and sign on the other side. No postage is required if this proxy is returned in the enclosed envelope and mailed in the United States.

(Continued and to be signed on the reverse side)

OFFICERS

Leonard S. Yurkovic
President and CEO
Paragon Technologies, Inc.

Ronald J. Semanick
Vice President Finance, CFO, Treasurer & Secretary
Paragon Technologies, Inc.

Leon C. Kirschner
Chief Operating Officer
Paragon Technologies, Inc.
President, Ermanco Incorporated

Gordon A. Hellberg
Vice President Sales, Paragon Technologies, Inc.
Vice President Sales, Ermanco Incorporated

DIRECTORS

Theodore W. Myers
Chairman of the Board, Paragon Technologies, Inc.
Former First Vice President and Branch Manager,
Tucker Anthony Sutro

Leonard S. Yurkovic
Vice Chairman of the Board, Paragon Technologies, Inc.
President and CEO, Paragon Technologies, Inc.

L. Jack Bradt
Founder, former Chairman, President and CEO
of SI Handling Systems, Inc.

Leon C. Kirschner
Chief Operating Officer, Paragon Technologies, Inc.
President, Ermanco Incorporated

Anthony W. Schweiger
President and CEO, The Tomorrow Group, LLC
Principal, e-brilliance, LLC
Director, Radian Group Inc.
Director, Input Technologies, LLC

Steven Shulman
Principal, The Hampton Group
Chairman, Terrace Food Group, Inc.
Director of C3i Inc., Transportation Technologies, Inc.,
TNP Enterprises, Inc., PlasmaSol Corp.,
Beacon Capital Partners, Inc., and Ark Restaurants Corp.

Stock Listing
The American Stock Exchange
Trading Symbol: "PTG"

General Counsel
Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183

Transfer Agent & Registrar
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

Auditors
KPMG LLP
1601 Market Street
Philadelphia, PA 19103-7212

PARAGON
TECHNOLOGIES
We Build Productivity

SI SYSTEMS
The Order Fulfillment Experts

ERMANCO
The Sortation and Accumulation Experts

PARAGON
TECHNOLOGIES
600 Kuebler Road
Easton, PA 18040-9295
Phone: 610.252.3205
Fax: 610.252.3102
www.ptgamex.com